EXHIBIT 2.1

Execution Version

STOCK PURCHASE AGREEMENT

by and between

Dana Incorporated

and

ALLISON TRANSMISSION HOLDINGS, INC.

Dated as of June 11, 2025

TABLE OF CONTENTS

Page

Article I

DEFINITIONS; INTERPRETATION

Section 1.1	Defined Terms	1
Section 1.2	Other Definitions	22

Article II

THE SALE

Article III

REPRESENTATIONS AND WARRANTIES OF PARENT

-i-

Section 3.21	Material Customers; Material Suppliers	51
Section 3.22	Insurance	52
Section 3.23	Product Liability	52
Section 3.24	No Other Representations or Warranties; No Reliance	53

Article IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Article V

ADDITIONAL AGREEMENTS

-ii-

Section 5.22	Audited Financial Statements; Financial Statement Assistance	88
Section 5.23	Cross Selling	91

Article VI

EMPLOYEE MATTERS COVENANTS

Article VII

TAX MATTERS

-iii-

Article VIII

CONDITIONS TO OBLIGATIONS TO CLOSE

Section 8.1	Conditions to Obligation of Each Party to Close	109
Section 8.2	Conditions to Purchaser’s Obligation to Close	109
Section 8.3	Conditions to Parent’s Obligation to Close	110
Section 8.4	Frustration of Closing Conditions	110

Article IX

TERMINATION

Section 9.1	Termination	111
Section 9.2	Notice of Termination	112
Section 9.3	Effect of Termination	112
Section 9.4	Extension; Waiver	114

Article X

INDEMNIFICATION

Article XI

GENERAL PROVISIONS

-iv-

-v-

Exhibits

Exhibit A:	Form of Intellectual Property Cross License Agreement
Exhibit B:	Dana/Mamba Long Term Supply Agreement Term Sheet
Exhibit C:	TM4 Long Term Supply Agreement Term Sheet
Exhibit D:	Engineering Services Agreement Term Sheet
Exhibit E:	Form of Share Transfer Documents
Exhibit F:	Form of Brevini Trademark License Agreement
Exhibit G:	Form of Graziano Trademark License Agreement
Exhibit H:	Form of Spicer Trademark License Agreement
Exhibit I:	Form of Transition Manufacturing Supply Agreement Term Sheet
Exhibit J:	Form of Transition Services Agreement
Exhibit K:	Form of Transitional Trademark License Agreement
Exhibit L:	Purchase Price Allocation

Schedules

Schedule I:	Mamba Assets
Schedule II:	Accounting Principles
Schedule III:	Data Room Index
Schedule IV:	Companies; Seller Group
Schedule V:	Pre-Closing Restructuring Plan
Schedule VI:	Specified Retained Business
Schedule VII:	Operating Cash

Parent Disclosure Schedule

-vi-

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of June 11, 2025, is by and between Dana Incorporated, a Delaware corporation (“Parent”), and Allison Transmission Holdings, Inc., a Delaware corporation (“Purchaser”).

RECITALS

WHEREAS, a member of the Seller Group is the record and beneficial owner of all of the issued and outstanding Equity Interests of each of the Companies (collectively, the “Shares”);

WHEREAS, at the Closing (i) Parent desires to sell and transfer, and to cause the other members of the Seller Group to sell and transfer, and Purchaser desires to purchase, the Shares and (ii) Parent desires to transfer, and cause its Affiliates to transfer, and Purchaser desires to accept and assume, the Mamba Assets and Mamba Liabilities from the Asset Seller Subsidiaries (in each case, as defined herein), for the consideration set forth in Section 2.2, subject to the terms and conditions of this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

Article I

DEFINITIONS; INTERPRETATION

Section 1.1        Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

“Action” shall mean any complaint, claim, action, suit, arbitration, mediation, litigation, hearing, investigation, notice of violation, audit or proceeding by or before any Governmental Entity.

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person; provided, that, from and after the Closing, as a result of the Closing of the transactions contemplated by this Agreement, (a) none of the Transferred Entities shall be considered an Affiliate of Parent or any of Parent’s Affiliates, (b) neither Parent nor any of Parent’s Affiliates shall be considered an Affiliate of any Transferred Entity, (c) neither Parent nor any of Parent’s Affiliates shall be considered an Affiliate of Purchaser or any of its Affiliates, and neither Purchaser nor any of its Affiliates shall be considered an Affiliate of Parent or any of Parent’s Affiliates and (d) all of the Transferred Entities shall be considered an Affiliate of Purchaser or any of Purchaser’s Affiliates.

“Ancillary Agreements” shall mean the Dana Long Term Supply Agreement, Mamba Long Term Supply Agreement, TM4 Long Term Supply Agreement, Engineering Services Agreement,

Transition Services Agreement, the Transition Manufacturing Supply Agreement, the Share Transfer Documents, the Intellectual Property Cross License Agreement, the Brevini Trademark License Agreement, the Graziano Trademark License Agreement, the Spicer Trademark License Agreement and the Transitional Trademark License Agreement and the other documents to be executed and delivered in connection with the transactions contemplated by this Agreement.

“Announcement 7” means the Announcement on Several Issues concerning the Corporate Income Tax on the Indirect Transfers of Assets by Non-Resident Enterprises issued by the State Administration of Taxation of the PRC on February 3, 2015, as amended.

“Benefit Plan” shall mean (a) each employee benefit plan within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), (b) each other bonus, incentive, equity, equity purchase, equity option, restricted equity, equity appreciation right, phantom equity or other equity-based compensation or benefit plan, program, policy, practice, agreement or arrangement, and (c) any other plan, program, policy, practice, agreement or arrangement providing compensation or benefits, including any employment or service, deferred compensation, retirement, jubilee, termination indemnity, retiree life, medical or other welfare benefit, severance, reimbursement, retention, change-of-control, termination or welfare or fringe benefit plan, program, policy, practice, agreement or arrangement, (x) that is sponsored, maintained or contributed to by, or is required to be contributed to by, Parent or any of its Affiliates, (y) under or with respect to which there is an obligation or Liability of the Parent or any of its Affiliates or (z) to which the Parent or any of its Affiliates is a party, in each case, other than (i) any plan, program or arrangement sponsored by a Governmental Entity or (ii) any Multiemployer Plan.

“BREVINI Mark” shall mean all Marks that are owned by Parent or any of its Affiliates or Transferred Entities that include the word BREVINI, but excluding any such Marks that contain any Parent Names.

“Brevini Trademark License Agreement” shall mean the Brevini Trademark License Agreement to be entered into at the Closing substantially in the form of Exhibit F hereto (as indicated therein).

“Business” shall mean the Off-Highway Drive and Motion Systems segment (as described in the Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC by Parent), as conducted immediately prior to the Closing by Parent and its Subsidiaries, consisting of the design, development, engineering, sourcing, manufacturing, assembly, sale, servicing and maintenance, and marketing of components, products and systems for drivetrain and working functions, that are equipped with a combustion and/or electric and/or alternative power source, in construction, agriculture, material handling, mining and forestry equipment and industrial machinery end markets; provided, that, for the avoidance of doubt, “Business” shall not include any of the Specified Retained Businesses.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York or Maumee, Ohio are required or authorized by Law to be closed.

“Business Employee” shall mean each (a) employee (including any employee on an approved leave of absence) employed by any member of the Parent Group (including any Transferred Entity)

who is exclusively dedicated to the Business as of the date of this Agreement and as of immediately prior to the Closing and (b) other individual (i) listed on Section 1.1(a)(i) of the Parent Disclosure Schedule or (ii) hired or reassigned by Parent or its Affiliates between the date of this Agreement and the Closing Date to replace any of the individuals covered by clause (a) or (b)(i) as of the date of this Agreement, including, in the case of clause (i) or (ii), any individual on an approved leave of absence. Notwithstanding the foregoing, no individual listed on Section 1.1(a)(ii) of the Parent Disclosure Schedule shall be considered a Business Employee.

“Business Employment Liabilities” shall mean any Liability arising out of or resulting from (i) Purchaser’s or one of its Subsidiary’s (including any Transferred Entity) employment of a Business Employee (except as expressly provided in Article VI), (ii) any Transferred Entity Benefit Plans, excluding, in any case, any Liabilities relating to, arising out of, or resulting from (a) any Assumed Defined Benefit Pension Plan Liabilities, which are covered in clause (iii) below, (b) any actions taken by Parent or any of its Subsidiaries (including any Transferred Entity) prior to Closing pursuant to Section 5.4(a)(E) of the Parent Disclosure Schedule that requires Parent to retain any resulting Liability, and (c) any Seller Benefit Plans (except as expressly provided in Article VI) and (iii) any Assumed Defined Benefit Pension Plan Liabilities.

“Business Environmental Permit” shall mean any Permit required under applicable Environmental Law to operate the Business or occupy and use the Business Owned Real Property or Business Leased Real Property.

“Business Information Systems” shall mean Information Systems that are owned, leased or licensed by Parent or any of its Affiliates or Transferred Entities and that within the past twelve (12) months were exclusively used, held for use exclusively in or otherwise exclusively related to the Business.

“Business Intellectual Property” shall mean (a) Patents, registered Marks, registered Copyrights and Internet Properties set forth on Schedule I(f), including any goodwill symbolized by such Marks, (b) all other Intellectual Property (other than any Patents, registered Marks, registered Copyrights and Internet Properties) that is owned by Parent or any of its Affiliates or Transferred Entities and that within the past twelve (12) months was exclusively used in, held for use exclusively in, or exclusively related to, the Business, (c) the GRAZIANO Mark (the foregoing Mark, and any other Marks included in the Business Intellectual Property, the “Business Marks”), and (d) all other Intellectual Property that is owned by any of the Transferred Entities and that within the past twelve (12) months was exclusively used in, held for use exclusively in, or exclusively related to, the Business. For the avoidance of doubt, Business Intellectual Property does not include any Parent Names. Schedule I(f) of the Parent Disclosure Schedule shall be deemed to automatically be updated to include any additional Patents, registered Marks, registered Copyrights and Internet Properties arising or acquired between the date of this Agreement and Closing that are exclusively used in, held for use exclusively in, or exclusively related to, the Business, excluding any such registered Marks or Internet Properties that, in each case, include any Parent Names.

“Business Intellectual Property Claims” shall mean the right to sue and recover damages for past, present and future infringement, misappropriation, dilution or other violation of any Business Intellectual Property, and all royalties, proceeds and other amounts payable with respect thereto.

“Business Marks” shall have the meaning set forth in the definition of “Business Intellectual Property.”

“Business Material Adverse Effect” shall mean any fact, condition, occurrence, event, change, development or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, assets (including the Mamba Assets), condition or results of operations of (x) the Business or (y) the Transferred Entities, taken as a whole; provided, that no such fact, condition, occurrence, event, change, development or effect resulting or arising from or in connection with any of the following matters shall be deemed, either alone or in combination, to constitute or contribute to, or be taken into account in determining whether there has been, a Business Material Adverse Effect: (a) the general conditions and trends in the industries or businesses in which the Business is operated or in which any of the Transferred Entities operate, including competition in geographic or product areas, (b) general political, economic, financial or capital markets conditions (including interest rates, exchange rates, commodity prices, costs of goods, tariffs, trade wars and credit markets), (c) any act of civil unrest, war, sabotage, cyberattacks, terrorism or military actions, or the escalation thereof, including an outbreak or escalation of hostilities involving the United States or any other Governmental Entity or the declaration by the United States or any other Governmental Entity of a national emergency or war, (d) any conditions resulting from natural or manmade disasters, weather conditions, hurricanes, monsoons, epidemics, pandemics or disease outbreaks (including COVID-19) or public health emergencies (as declared by the World Health Organization, the Health and Human Services Secretary of the United States, Public Health England or the European Centre for Disease Prevention and Control), or other acts of God, (e) the failure of the financial or operating performance of Parent or the Transferred Entities to meet internal or published, Parent’s or analyst projections, forecasts, estimates, predictions or budgets for any period (provided, that the underlying causes thereof, to the extent not otherwise excluded by this definition, are not excluded from this definition of Business Material Adverse Effect; provided, further, that this clause (e) shall not be construed as implying that Parent is making any representation or warranty hereunder with respect to any internal, Parent or analyst projections, forecasts or budgets), (f) any action taken or omitted to be taken by or at the written request of Purchaser or that is expressly required by this Agreement and/or the Ancillary Agreements, (g) the execution, announcement or pendency of this Agreement and the Ancillary Agreements or the terms hereof or thereof (including the identity of Purchaser), or the announcement or pendency of the transactions contemplated hereby or thereby, including the impact thereof on the relationships, contractual or otherwise of the Business with employees, labor unions, works councils, financing sources, customers, suppliers, partners or other business relationships, or (h) changes or prospective changes in any Laws (including COVID-19 Measures) or GAAP or other applicable accounting principles or standards or any authoritative interpretations thereof by the applicable authoritative body (and not the Business), in each case, after the date hereof; provided, further, that any such fact, condition, occurrence, event, change, development or effect resulting from clauses (a), (b), (c), (d) or (h) above shall be taken into account in determining whether a Business Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such fact, condition, occurrence, event, change, development or effect has a disproportionate effect on the Business or the Transferred Entities, taken as a whole, compared to other participants in the industries in which the Business or the Transferred Entities conduct their businesses.

“Cash” shall mean, without duplication, as of the Measurement Time, the aggregate of all cash and cash equivalents of (i) the Transferred Entities on a consolidated basis (which may be a negative number) and (ii) the Asset Seller Subsidiaries (in the case of clause (ii), only to the extent transferred to a Transferred Entity prior to Closing), in each case, calculated in accordance with the Accounting Principles.  Cash shall include any checks, wires drafts and deposits in transit for the account of the Transferred Entities and exclude (i) cash or cash equivalents that are subject to legal or contractual restrictions or held pursuant to third-party contractual arrangements that limit or prevent their use for general corporate purposes (including cash or cash equivalents held by third parties (including landlords, customers, etc.) on behalf of (x) the Transferred Entities or (y) the Asset Seller Subsidiaries in respect of the Business) in each case, to the extent such amounts are not available for general corporate use; provided, for the avoidance of doubt, that Cash shall exclude any cash held in Karlslunde, Denmark by third parties as of the Measurement Time in relation to the liquidation of the Denmark service and assembly center (the “Denmark Restricted Cash”); provided, further, however, that if the Denmark Restricted Cash becomes unrestricted after the Measurement Time but prior to the determination the Final Purchase Price, then the amount of the Denmark Restricted Cash shall be included as Cash for purposes of the calculation of the Final Purchase Price (net of any Taxes that would be incurred upon the repatriation of the Denmark Restricted Cash to the Purchaser); and (ii) any outstanding checks, wires and drafts issued but not cleared from the account of (x) the Transferred Entities or (y) the Asset Seller Subsidiaries in respect of the Business. Notwithstanding the foregoing, the amount of cash and cash equivalents constituting “Cash” in the jurisdictions set forth on Schedule VII shall not exceed the amounts set forth on Schedule VII, and Cash shall be calculated in accordance with the principles set forth on Schedule VII.

“COBRA” shall mean Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Companies” shall mean, collectively, the Persons listed under item A of Schedule V.

“Company Credit Agreement” shall mean that certain Credit and Guaranty Agreement, dated as of June 9, 2016, as amended, by and among Parent, as Borrower, the guarantors from time to time party thereto, the lenders from time to time party thereto and Citibank, N.A., as administrative agent and collateral agent.

“Competition and Foreign Investment Expenses” shall mean any filing fees paid to Governmental Entities with respect to the notifications required under the HSR Act and any other Competition and Foreign Investment Laws incurred by any party or any of their respective Affiliates in connection with the transactions contemplated by this Agreement.

“Competition and Foreign Investment Laws” shall mean any Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade and all applicable Laws with respect to foreign investment.

“Confidentiality Agreement” shall mean the confidentiality agreement, dated as of August 13, 2024, by and between Parent and Allison Transmission Holdings, Inc.

“Continuing Employee” shall mean each individual who is a Business Employee (including those on vacation, sick leave, maternity leave, disability or other paid time off or leave of absence) and becomes (or continues to be) an employee of Purchaser or one of its Subsidiaries (including, following the Closing, any Transferred Entity) immediately following the Closing.

“Contract” shall mean any legally binding lease, contract, license, sublicense, arrangement, option, instrument or other agreement, other than a Permit.

“control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

“COVID-19” shall mean SARS-CoV-2 virus and COVID-19 disease, and any evolutions, variations or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” shall mean any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester or any other similar Law, Order, directive or binding guidelines promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security (CARES) Act, and any other action taken or omitted to be taken that Parent reasonably determines to be necessary and prudent for the Business or the Transferred Entities to take in connection with or in response to COVID-19.

“Dana Assets” shall mean:

(a)	the services, products and businesses of the Retained Businesses;
(b)	all cash and cash equivalents of Parent and its Subsidiaries (other than Cash included in the calculation of Net Indebtedness on the Final Closing Statement);
(c)	except for the Business Owned Real Property and Business Leased Real Property, all of Parent’s and its Subsidiaries’ (other than the Transferred Entities) right, title and interest in owned and leased real property and other interests in real property including all such right, title and interest under each real property lease, license or other occupancy agreement pursuant to which any of them leases, subleases, licenses or otherwise occupies any such real property, including all improvements, fixtures and appurtenances thereto and rights in respect thereof;
(d)	except for the Transferred Contracts, the portion of Mamba Shared Contracts with respect to the Business and the Contracts with respect to Business Leased Real Property, all other Contracts;

(e)	all causes of action (including counterclaims) and defenses against third parties to the extent relating to any of the Dana Assets or the Dana Liabilities as well as any books, records and privileged information relating thereto;
(f)	except for the Business Intellectual Property, all Intellectual Property owned by Parent or any of its Affiliates, including all rights to the Parent Names;
(g)	all nontransferable Permits (including nontransferable Business Environmental Permits) and all Permits held by Parent or any of its Subsidiaries that are not related to the Business;
(h)	all Tax Returns (other than Tax Returns exclusively relating to a Transferred Entity), all refunds of, and credits, attributes and assets relating to, any Tax of Parent and its Subsidiaries or any of their respective Affiliates (other than the Transferred Entities) for, or arising in respect of, any Pre-Closing Period and all refunds of, and credits relating to, any Tax (including Tax attributes and assets to the extent giving rise to such refunds and credits) of any Transferred Entity for, or arising in respect of any Pre-Closing Period (other than Tax assets taken into account in the calculation of Working Capital on the Final Closing Statement);
(i)	subject to and without limiting the Transferred Entities’ rights provided under Section 5.10, all policies and programs of or agreements for insurance and interests in insurance pools and programs (in each case including self-insurance and insurance from Affiliates) (but excluding the Mamba Insurance Policies) (collectively, “Dana Insurance Policies”) and all rights of any nature with respect to any Dana Insurance Policy, including any recoveries thereunder and any rights to assert claims seeking any such recoveries;
(j)	all rights and interests of Parent and its Subsidiaries (other than the Transferred Entities) under this Agreement and the Ancillary Agreements;
(k)	all personnel and employment records for employees and former employees of Parent and its Subsidiaries (other than Business Employees and Former Business Employees);
(l)	all other assets, properties, rights, agreements, contracts, instruments and claims of Parent and its Subsidiaries (other than Business Information Systems and Business Intellectual Property) to the extent they do not constitute Mamba Assets, wherever located, whether tangible or intangible, real, personal or mixed;
(m)	(i) all corporate minute books (and other similar corporate records) and stock records of Parent and its Subsidiaries (other than the Transferred Entities), (ii) all books and records to the extent relating to the Dana Assets, (iii) copies of any books and records or other materials of or in the possession of Parent and its Subsidiaries or the Transferred Entities that (A) relate to discussions or negotiations with any third party with respect to a sale of the Business, including the identity of such third parties, (B) any of Parent and its Subsidiaries are required by Law to retain (copies of which, to the extent primarily related to the Business and as permitted by applicable Law) will be made available to Purchaser upon Purchaser’s reasonable request, (C) any of Parent and its Subsidiaries reasonably believes are necessary to enable Parent and its Subsidiaries to prepare or file Tax Returns (copies of which, to the extent related to a Transferred Entity as permitted by applicable

Law, will be made available to Purchaser upon Purchaser’s reasonable request) or (D) any of Parent and its Subsidiaries or the Transferred Entities are prohibited by Law from delivering to Purchaser (including by transfer of equity of the Transferred Entities), including any books and records, reports, information or other materials that disclose in any manner the contents of any other books and records, reports, information or other materials that Parent or any of its Affiliates (including the Transferred Entities) is prohibited by applicable Law from delivering to Purchaser (including by transfer of equity of the Transferred Entities) or (iv) all copies of any books and records that Parent and its Affiliates retain pursuant to Section 5.1(e); and

(n)	(i) all records and reports prepared or received by Parent or any of its Affiliates in connection with the sale of the Business or the transactions contemplated hereby, including all analyses relating to the Business or Purchaser so prepared or received, (ii) all confidentiality agreements with respect to prospective purchasers of the Business or any portion thereof, and all bids and expressions of interest received from third parties with respect thereto and (iii) all privileged communications described in Section 11.12.

“Dana Liabilities” shall mean, without duplication (including without duplication of any amounts actually included in the calculation of Net Indebtedness or Working Capital on the Final Closing Statement), any Liability of Parent or its Affiliates that is not a Mamba Liability, including (a) those relating to, arising out of, or resulting from, any Dana Asset and/or any Retained Business, (b) any Liability (other than in respect of Taxes), whether arising prior to, on or after the Closing Date, relating to, arising out of, or resulting from the Pre-Closing Restructuring (other than any amounts to the extent included in or with respect to Indebtedness or Working Capital), (c) any Liability whether arising prior to, on or after the Closing Date, relating to, arising out of or resulting from (i) the employment or termination by Parent or any of its Subsidiaries of any Former Business Employees and any current or former employee of Parent or any of its Subsidiaries (other than Business Employment Liabilities or as expressly set forth in Article VI) and (ii) each Seller Benefit Plan, except as expressly set forth in Article VI, (d) any Parent Transaction Expenses and (e) any Parent Tax Liability.

“Dana Long Term Supply Agreement” shall mean the Dana Long Term Supply Agreement to be entered into at the Closing on the terms contained in the Long Term Supply Agreement Term Sheet set forth on Exhibit B hereto.

“Data Protection Laws” shall mean all applicable Laws and binding guidelines governing the privacy, security, collection, use, storage, processing and transfer of Personal Data, including as applicable, requirements pertaining to data breach notification, website and mobile application privacy policies and practices, the tracking of online activity, advertising or marketing and email, text message or telephone communications.

“Data Room” shall mean the confidential online database maintained by Intralinks, the index of which as of the date of this Agreement is attached hereto as Schedule III.

“Defined Benefit Pension Plan” shall mean each plan, scheme, arrangement or individual commitment in respect of any Business Employee or Former Business Employee which is classified as a defined benefit plan under GAAP.

“Engineering Services Agreement” shall mean the Engineering Services Agreement to be entered into at the Closing on the terms contained in the Engineering Services Agreement Term Sheet set forth on Exhibit D hereto.

“Environment” shall mean soil, soil gases, sediments, land, wastewater, surface water, groundwater, drinking water, vegetation, wetland, natural resource (including flora and fauna), indoor air or ambient air.

“Environmental Condition” shall mean a condition resulting from the Release of a Regulated Substance into the Environment on, in, at, under, from or within any property, but does not include the presence of a Regulated Substance in locations and at concentrations that are naturally occurring.

“Environmental Laws” shall mean all Laws relating to pollution or protection of the Environment, public health and safety (as it relates to exposure to Regulated Substances), and natural resources, including the generation, manufacture, use, labelling, handling, transportation, treatment, storage, Release or threatened Release of, or exposure to, Regulated Substances.

“Environmental Liabilities” shall mean the following Liabilities arising under any Environmental Law or related to, arising out of or resulting from any Environmental Condition: (a) any fine, penalty, restriction or duty imposed by a breach or violation of any Environmental Law; (b) any Remedial Action required by Environmental Law; (c) any bodily injury, property damage or other Liabilities of any other Person arising from any Environmental Condition; or (d) any injury to, destruction of or loss of natural resources, or costs of any natural resource damage assessments arising from any Environmental Condition.

“Equity Interest” shall mean (a) any share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, (b) any share of restricted stock, restricted stock unit, stock appreciation right, phantom stock, performance share or unit or similar rights with respect to any Person or its business, (c) any option, warrant, Contract or other right directly or indirectly to subscribe for or to purchase any share, capital stock, partnership, limited liability company, member or similar equity interest in any Person and (d) other security or instrument (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity interest.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean each corporation or entity conducting a trade or business that is a member of a controlled group or affiliated service group of which the Transferred Entity is a member or that is treated as a single employer with the Transferred Entity under Sections 414(b), 414(c), 414(m) or 414(o) of the Code or pursuant to Section 4001(b) of ERISA.

“Excluded Information” shall mean (a) any information regarding any post-Closing capital structure, including descriptions of indebtedness or equity ownership of the Business, or post-Closing or pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing (including any synergies or cost savings), (b) projections, (c) risk factors relating to all or any component of the Debt Financing, (d) financial statements or information required by Rule 3-09, 3-10 or 3-16, 13.01 or 13.02 of Regulation S-X, any

compensation discussion and analysis or other information required by Item 402 and Item 601 of Regulation S-K under the Securities Act, XBRL exhibits or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (e) separate subsidiary financial statements, (f) any description of all or any component of the Debt Financing (including any such descriptions to be included in liquidity and capital resources disclosures and any “description of notes”) or any information customarily provided by a lead arranger, underwriter or initial purchaser in a customary information memorandum or offering memorandum for a secured bank financing or high yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act, as applicable, including sections customarily drafted by a lead arranger or an initial purchaser or underwriter, such as those regarding confidentiality, timelines, syndication process, limitations of liability and plan of distribution or (g) other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield debt securities under Rule 144A under the Securities Act.

“Financing Entities” shall have the meaning set forth in the definition of “Financing Parties.”

“Financing Parties” shall mean the entities that have committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing including the parties to the Debt Commitment Letter and any joinder agreements or credit agreements relating thereto (the “Financing Entities”) and their respective Representatives and their respective successors and assigns, including any financing parties arranging “best efforts” offering or private placements of securities, syndicated or privately placed term loans or other “best efforts” debt offering or issuance; provided, that neither Purchaser nor any Affiliate of Purchaser shall be a Financing Party.

“Former Business Employee” shall mean each former employee of any member of the Parent Group (including any Transferred Entity) whose employment was exclusively dedicated to the operation of the Business at the time of his or her termination of employment.

“Fraud” shall mean an act, committed by any Person, that constitutes common law fraud under the Law of the State of Delaware and involves a false representation made in Article III or Article IV or any certificates delivered pursuant to Section 8.2(d) or Section 8.3(c), as applicable, (a) with actual knowledge of such Person that such representation is false, (b) with an intention to induce the Person to whom such representation is made to act or refrain from acting in reliance upon it and (c) causing that Person, in justifiable reliance upon such false representation, to suffer damage as a result thereof. For the avoidance of doubt, “Fraud” does not include equitable fraud, promissory fraud, unfair dealings fraud or any torts (including fraud), in each case, based on negligence. The party alleging Fraud shall have the burden of proof with respect to such allegation.

“GAAP” shall mean generally accepted accounting principles in the United States, in effect from time to time.

“Governmental Entity” shall mean any foreign, domestic, national, supranational, federal, territorial, provincial, tribal, state, local or municipal government, governmental entity, quasi-governmental entity, court, tribunal, judicial or arbitral body, department, division, official, commission, board, political subdivision, agency, instrumentality, or any regulatory or self-regulatory authority (including any stock exchange), administrative or other department, agency or any political or other subdivision, department or branch of any of the foregoing.

“GRAZIANO Mark” shall mean all Marks that are owned by Parent or any of its Affiliates or Transferred Entities that include the word GRAZIANO, but excluding any such Marks that contain any Parent Names.

“Graziano Trademark License Agreement” shall mean the Graziano Trademark License Agreement to be entered into at the Closing substantially in the form of Exhibit G hereto (as indicated therein).

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Incidental IP Contracts” shall mean, with respect to any Person, (a) any Contract in which the only license to, or right to use, Intellectual Property granted in such Contract is incidental to the transaction contemplated in such Contract, the commercial purpose of which is something other than such license, such as a service Contract under which such Person grants a third party a license under Intellectual Property to enable such third party to provide services for the benefit of such Person, (b) Contracts that include a non-exclusive license to customers or service providers (including vendors and suppliers) of Business Intellectual Property in the ordinary course of business and do not include any other licenses with respect to Business Intellectual Property, (c) Contracts with directors, officers, employees, independent contractors and other representatives of such Person that assign rights in Intellectual Property from such individuals to such Person and (d) Contracts with a primary commercial purpose to grant a “shrink wrap” or “click through” license or license for internal use of other generally commercially available software in object code form only, without modification rights, and with total fees allocated to the Business paid or payable within the past twelve (12) months of less than $400,000, in each case of clauses (a)-(d) that are entered into in the ordinary course of business.

“Indebtedness” shall mean, without duplication, as of immediately prior to Closing, any and all liabilities (i) of the Transferred Entities, (ii) the Asset Seller Subsidiaries (in the case of clause (ii), only to the extent included in segregated accounts of such Asset Seller Subsidiaries that are held on account of the Business) or, (iii) that are Business Employment Liabilities: (a) in respect of all indebtedness for borrowed money, whether secured or unsecured, (b) evidenced by bonds, debentures, or promissory notes or other similar instruments, (c) in respect of all finance lease obligations in accordance with the Accounting Principles, (d) under any performance bond, letter of credit, surety bonds, bank guarantees, overdraft facilities or similar obligations, in each case, to the extent any of the foregoing have been drawn, (e) in respect of or under any deferred or unpaid purchase price (including “earn-out” or other deferred consideration) or “seller financing” arrangements, conditional sale or other title retention agreements or similar arrangements (other than trade accounts payable arising in the ordinary course of business to the extent included as a liability in the calculation of Working Capital), (f) in respect of any net cash payments arising out of any of any interest rate swap, currency swap, forward or interest rate contracts or other hedging arrangements (calculated as of the net value of such arrangements), which for the avoidance of doubt, any arrangements in an asset position shall reduce Indebtedness, (g) in respect of declared but unpaid dividends or distributions, (h) in respect of nonqualified deferred compensation plans for services, Assumed Defined Benefit Pension Plan Liabilities gratuity, jubilee, seniority premiums and termination indemnity programs, long-term service awards and post-termination welfare benefit plans, to the extent that the amount of such Liabilities exceeds the fair market value of any assets held by Parent or its Affiliates (whether in a trust or an insurance contract) solely for the satisfaction of such Liabilities (excluding the fair market value of any such assets that are not Mamba Assets); provided that, with respect to any underfunding of a Defined Benefit Pension Plan, the calculation of such underfunding shall be determined in accordance with the Accounting Principles, (i) solely to the extent not paid prior to the Closing, in respect of all accrued but unpaid liabilities in respect of restructuring or similar initiatives, in each case (A) to the extent such liabilities are required to be accrued in accordance with the Accounting Principles, and (B) arise from actions formally approved in writing by the board of directors or equivalent governing body of such entity prior to the Closing Date, (j) in respect of any customer advance payments or deposits received by the Transferred Entities or, as applicable, the Asset Seller Subsidiaries, solely to the extent such amounts relate to goods or services not yet delivered or performed as of the Closing Date, as determined in accordance with the Accounting Principles, (k) in respect of all accrued but unpaid bonuses payable to Business Employees that are payable by the Transferred Entities, (l) the specific accrued liability in respect of the warranty matter set forth on Section 1.1(I) of the Parent Disclosure Schedule, which Parent and Purchaser hereby agree shall be valued for purposes of this definition at a fixed amount of $6,700,000, (m) in an amount equal to the net of (i) assets for the future application of contracted Tax credits at the Grand Arco (HFM code 392337) and Rivoli (HFM code 398108) locations of the type and kind recorded in accounts #504100 and #606100, less (ii) liabilities for the commitment to purchase refundable Tax credits at the Grand Arco (HFM code 392337) and Rivoli (HFM code 398108) locations of the type and kind recorded in accounts #803001 and #903001, (n) in respect of any deferred income, (o) in respect of any accrued and unpaid fees, compensation, or expense reimbursements payable to members of the board of directors of the Transferred Entities (in their capacity as such) as of immediately prior to the Closing and to the extent required to be recognized as a liability in accordance with the Accounting Principles, (p) in respect of the unpaid environmental liabilities set forth on (i) Section 1.1(p)(ii)(A) of the Parent Disclosure Schedule, to the extent such liability is unpaid as of immediately prior to the Closing, which as of the date hereof are estimated at $1,284,354.32 and (ii) Section 1.1(p)(ii)(B) of the Parent Disclosure Schedule, which Parent and Purchaser hereby agree shall be valued for the purposes of this definition at a fixed amount of $3,485,180.33, (q) in respect of all outstanding factored accounts receivable as well as in respect of any factoring facility or confirming facility, (r) in respect of guarantees of obligations of any Liability of the types described in clauses (a) through (q) incurred by others that are guaranteed by any Transferred Entity, (s) in respect of any and all Liabilities with respect to each item referred in clauses (a) – (r), in the nature of premium (if any), unpaid prepayment penalties and accrued and unpaid interest, related expense, amounts payable in connection with any required repayment of such Indebtedness at or in connection with the Closing or that would otherwise be payable or owed after any such required repayment (including any per diem penalties, interest, charges or fees payable or owed due to any required repayments not being made by the time or date due), in each case calculated in accordance with the Accounting Principles; provided, that, for the avoidance of doubt, Indebtedness shall not include (i) any intercompany indebtedness owing by one Transferred Entity to another Transferred Entity, (ii) any Dana Liabilities, (iii) any obligations under any performance bond, letter of credit, surety bonds, security deposits, bank guarantees, overdraft facilities or similar obligations, in each case, to the extent undrawn or uncalled or (iv) any obligations under operating leases (as determined in accordance with the Accounting Principles).

“Information Systems” shall mean computers, servers, hardware, Software, networks, workstations, laptops, peripherals, mobile phones, routers, hubs, switches, data communications lines and other information technology and communications equipment and systems.

“Intellectual Property” shall mean any and all statutory or common law rights throughout the world in, arising out of, related to or associated with the following: (a) U.S. and foreign patents, patent applications, utility models, petty patents, design patents, invention disclosures, reissues, re-examinations, continuations, continuations in part, requests for continuing examinations, divisions, foreign counterparts, statutory invention registrations, registered designs or similar rights anywhere in the world in inventions and designs (“Patents”); (b) trademarks, service marks, trade dress, trade names, slogans, logos and corporate names and registrations and applications for registration thereof and the goodwill symbolized thereby (“Marks”); (c) World Wide Web addresses, social media handles, and Internet domain names (“Internet Properties”); (d) copyrights, registrations and applications for registration thereof (such registrations and applications for registration, “Copyrights”), and any equivalent rights in works of authorship; (e) computer software, firmware, applications, application programming interfaces (APIs) programs and databases in any form, including (as applicable in context) source code, object code, operating systems, specifications, algorithms, database management code, graphical user interfaces, software engines, software platforms, data formats, and related materials, documentation, developer notes, comments and annotations, as well as artificial intelligence prompts and models (“Software”); and (f) trade secrets and other rights in know-how that derives independent economic value, whether actual or potential, from not being known to other Persons (“Trade Secrets”), as well as, whether or not rising to the level of trade secret under applicable Law, data, inventions, designs, discoveries, models, improvements, processes, techniques, prototypes, devices, methods, patterns, formulae, specifications, lists of customers, suppliers, vendors, distributors, and other business partners, and other confidential proprietary information (including Trade Secrets, “Know-How”).

“Intellectual Property Cross License Agreement” shall mean the Intellectual Property Cross License Agreement to be entered into at the Closing substantially in the form of Exhibit A hereto.

“Knowledge of Parent” shall mean the actual knowledge of any of the Persons listed on Section 1.1(b)(i) of the Parent Disclosure Schedule (or the actual knowledge any of them would have obtained after reasonable inquiry of their direct reports), it being understood that, with respect to matters related to Intellectual Property, such reasonable inquiry does not require any Person to perform any clearance searches, seek any freedom-to-operate, validity or other legal opinions or otherwise conduct any additional investigations with respect to third-party Intellectual Property.

“Knowledge of Purchaser” shall mean the actual knowledge of any of the Persons listed on Section 1.1(b)(ii) of the Parent Disclosure Schedule (or the actual knowledge any of them would have obtained after reasonable inquiry of their direct reports).

“Law” shall mean any federal, state, local, foreign or supranational law (including common law), constitution, statute, code, directive, requirement, regulation, ordinance, rule, treaty, of or by any Governmental Entity or any Order.

“Liability” shall mean all indebtedness, obligations and other liabilities, whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due, including any fines, penalties, losses, costs, interest, charges, expenses, damages, assessments, deficiencies, judgments, awards or settlements.

“Liens” shall mean all liens, mortgages, easements, rights-of-way, encroachments, rights of first refusal or offer, pledges, charges, claims, security interests, purchase agreements, options, restrictions on transfer or other encumbrances.

“Losses” shall mean all losses, damages, penalties, Taxes, liabilities, awards, fines, costs and expenses (including reasonable attorneys’ fees).

“Mamba Assets” shall mean, as the same shall exist immediately prior to Closing, all of Parent’s and its Subsidiaries rights, title, and interest in the assets and properties listed on Schedule I.

“Mamba Liabilities” shall mean:

(a)	all Liabilities (other than Taxes) of Parent and its Subsidiaries, to the extent arising from or related to the Mamba Assets or the Business, as the same shall exist on or after the Closing Date and irrespective of whether the same shall arise prior to, on or following the Closing Date;
(b)	other than any Parent Tax Liability, all Liabilities of a type reflected in Working Capital on the Final Closing Statement to the extent related to the Business;
(c)	other than Taxes under clause (b)(ii) of Parent Tax Liability, all Liabilities arising under any of the Transferred Contracts and the portion of Mamba Shared Contracts with respect to the Business;
(d)	other than any Parent Tax Liability, any Transfer Taxes, which are governed exclusively by Section 7.10, or any other Taxes to the extent expressly set forth in this Agreement as being borne by Parent or its Affiliates, all Liabilities for Taxes relating to, arising out of, resulting from, or imposed with respect to any Mamba Assets, the Business or any Transferred Entity for any taxable period (or portion thereof);
(e)	all Liabilities (other than Taxes), whether arising prior to, on or after the Closing Date, in each case to the extent arising from the ownership or operation of the Mamba Assets or the Business, including, for the avoidance of doubt, any Liabilities associated with former operations or formerly owned or leased real property of the Business, in each case (i) arising under Environmental Laws or (ii) (A) relating to the use, application, malfunction, defect, design, operation, performance or suitability of any product sold or distributed prior to the Closing, or (B) services rendered prior to the Closing, in each case of clause (ii) (A) and (B), by or on behalf of the Business; and
(f)	all Business Employment Liabilities.

“Mamba Long Term Supply Agreement” shall mean the Mamba Long Term Supply Agreement to be entered into at the Closing on the terms contained in the Long Term Supply Agreement Term Sheet set forth on Exhibit B hereto.

“Mamba Shared Contract” shall mean a Contract to which any member of the Parent Group is a party relating to the Business or the Mamba Assets or pursuant to which the Transferred Entities or the Business have or would have any Liabilities, rights, benefits or privileges, but is not exclusively related to, or exclusively used or held for use in, the Business.

“Measurement Time” shall mean 12:01 a.m. United States Eastern Time on the Closing Date.

“Multiemployer Plan” shall mean each “multiemployer plan” (as such term is defined in Section 3(37) of ERISA) contributed to or required to be contributed to by Parent or any of its Subsidiaries for the benefit of any Business Employee or Former Business Employee or under which Parent or any of its Subsidiaries has any actual or contingent liability in respect of any Business Employee or Former Business Employee, including on account of an ERISA Affiliate.

“Net Indebtedness” shall mean an amount, which may be positive or negative, equal to (a) the sum of (i) Indebtedness, plus (ii) Parent Transaction Expenses (provided, that Parent Transaction Expenses for purposes of this definition shall only include the portion of such Parent Transaction Expenses payable by a Transferred Entity that will not be satisfied by Parent at the Closing), minus (b) Cash (other than any Cash used after the Measurement Time and prior to the Closing to reduce Indebtedness).

“Non-Affiliate Insurance” shall mean all rights to third-party coverage for claims (including claims made after the Closing) under insurance policies and insurance Contracts with insurers that are not Affiliated with Parent Group with respect to incidents occurring prior to the Closing primarily related to the Transferred Entities or the Business (expressly excluding any self-insurance programs of Parent Group) and in each case other than claims to the extent relating to any Dana Liabilities; provided, that with respect to any Liabilities that Purchaser and its Affiliates (including the Transferred Entities), on the one hand, and the Parent Group, on the other hand, share pursuant to the terms of this Agreement, the proceeds of any such insurance coverage referenced in this definition actually received shall be shared among such parties in the same proportion as such Liabilities are shared.

“Operating Cash” shall mean the minimum amount of cash required to be held at each Transferred Entity, as detailed on Schedule VII.

“Order” shall mean any order, judgment, decision, writ, injunction, stipulation, award, agreement, determination or decree, or executive order of, by or with, any Governmental Entity.

“organizational documents” means, of any Person (other than an individual) (a) the charter, articles or certificates of incorporation and the bylaws of such Person, (b) the certificate of formation or similar organizational document of such Person, (c) the partnership agreement, limited liability company agreement, operating agreement or similar agreement of such Person, (d) any joint venture agreement, equityholders’ agreement or similar document adopted or entered into related to the operation, governance or management of such Person or (e) any other document entered into or filed in connection with the creation, formation or organization or governance of such Person and (f) any amendment to or equivalent of any of the foregoing.

“Parent Group” shall mean Parent and its Affiliates (other than any Transferred Entity).

“Parent Tax Liability” shall mean, without duplication, (a) all Taxes of or imposed on the Transferred Entities (i) for a Pre-Closing Period that arise primarily out of, or result primarily from,

the Pre-Closing Restructuring or (ii) arising exclusively out of the failure of Parent to comply with the covenants set forth in Section 5.7 or Section 5.8, (b) all Taxes of any other Person (other than Purchaser or any Affiliate thereof) imposed on a Transferred Entity for a Pre-Closing Period (i) as a result of such Transferred Entity’s membership in any consolidated, affiliated, unitary, aggregate, combined or similar Tax group prior to the Closing, including pursuant to Treasury Regulations Section 1.1502-6, or (ii) as a transferee or successor, or pursuant to a Contract entered into by Parent or any Affiliate thereof prior to Closing (excluding for these purposes Contracts entered into in the ordinary course of business (including, for these purposes, financing arrangements, leases and other similar commercial arrangements) the primary purpose of which does not relate to Taxes), (c) any Taxes of or determined with respect to any Transferred Entity, or relating to, arising out of, resulting from, or imposed on or with respect to any Mamba Assets, for any Pre-Closing Period (allocated in respect of a Straddle Period in accordance with Section 7.5), (d) any Taxes of the Parent Group relating to, arising out of, or resulting from, any Dana Assets or Retained Businesses, and (e) any indirect income, capital gains or withholding Taxes imposed as a result of the sale of the Shares hereunder (including any Taxes imposed under Announcement 7); provided, that, Parent Tax Liability shall (x) exclude any amount to the extent included in, taken into account in computing, or determined with respect to Indebtedness, Cash or Working Capital, (y) exclude any Transfer Taxes, which are governed exclusively by Section 7.10 and (z) be calculated without regard to any activities or operations of Purchaser or any of its Affiliates (including the Transferred Entities) outside the ordinary course of business on the Closing Date after the Closing and not otherwise required by this Agreement or any Ancillary Agreement.

“Parent Transaction Expenses” shall mean, without duplication, as of immediately prior to the Closing, all Liabilities incurred and unpaid (or that will be payable) by the Transferred Entities or any member of the Parent Group for fees, expenses, costs or charges as a result of, or in connection with, the contemplation, negotiation, efforts to consummate or consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, including: (a) any fees and expenses of consultants, investment bankers, brokers, financial advisors, attorneys, accountants or other advisors, and any fees payable by such parties to any Governmental Entity or other third parties, in each case, in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, (b) any severance payable to Business Employees or Former Business Employees that are or become payable by any Transferred Entity solely as a result of termination of employment by reason of the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements, plus the employer portion of payroll Taxes actually imposed thereon (other than, in any case, as a result of Purchaser’s decision to terminate employees at or after Closing) solely to the extent that such items are Liabilities of the Transferred Entities and not Dana Liabilities, (c) any transaction, change in control, success, stay, retention or other similar payments payable to any Business Employee, Former Business Employee or other current or former individual service provider of Parent or any of its Affiliates that are or become payable by any Transferred Entity solely as a result of the execution of this Agreement or the transactions contemplated by this Agreement, including, in each case, the employer portion of any employment, payroll, social security or similar Taxes required to be paid in connection therewith and solely to the extent that such items are Liabilities of the Transferred Entities and not Dana Liabilities, (d) fifty percent (50%) of the cost of all Competition and Foreign Investment Expenses and (e) 50% of the cost of all amounts payable in respect of the retention awards set forth on Section 1.1(c) of the Parent Disclosure Schedule, plus the employer portion of payroll Taxes actually imposed thereon; provided, that, for the avoidance of doubt, Parent

Transaction Expenses shall not include (A) fifty percent (50%) of the cost of all Competition and Foreign Investment Expenses, (B) any amounts to the extent taken into account in the calculation of Indebtedness, Cash or Working Capital, (C) any amounts to the extent expressly set forth in this Agreement as being borne by Purchaser, (D) Liabilities arising as a result of Purchaser’s decision to terminate employees at or after Closing or (E) fifty percent (50%) of any amounts payable (including the employer portion of any employment, payroll, social security or similar Taxes) in respect of the retention awards set forth on Section 1.1(c) of the Parent Disclosure Schedule.

“Permits” shall mean all licenses, permits, franchises, approvals, registrations, authorizations, certificates, variances, consents or orders of, to or from, or filings with, any Governmental Entity and renewals thereof.

“Permitted Liens” shall mean (a) mechanics’, carriers’, workmen’s, repairmen’s, warehousemen’s, materialmen’s or other like Liens arising or incurred in the ordinary course of business for which adequate reserves have been reflected on the Business Annual Financial Statements to the extent required by GAAP, (b) (i) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business for which adequate reserves have been reflected on the Business Annual Financial Statements to the extent required by GAAP and (ii) Liens securing rental payments under capitalized leases, (c) Liens for Taxes, assessments or other governmental charges or levies that are not due or payable or that are being contested by appropriate Actions and for which adequate reserves have been reflected on the Business Annual Financial Statements to the extent required by GAAP, (d) Liens expressly disclosed on or reflected in the Business Annual Financial Statements (including in the notes thereto), (e) with respect to Business Owned Real Property and Business Leased Real Property, (i) defects or imperfections of title or other Liens that do not secure indebtedness, easements, covenants, rights-of-way, restrictions of record and other similar charges that do not secure indebtedness, and (ii) any matters or conditions that would be shown by a current, accurate survey or physical inspection of any Business Leased Real Property or Business Owned Real Property, in each case of clauses (i) and (ii), that do not, individually or in the aggregate, materially and adversely interfere with the ordinary conduct of the Business as a whole or the operations conducted for the Business at the applicable property, (iii) zoning, building and other similar restrictions that are not violated in any material respects by the current use of such property for the operations of the Business and (iv) Liens that have been placed by any developer, landlord or other third party on property owned by third parties or Liens in favor of the landlords and licensors under leases and licenses, in each case, that do not, individually or in the aggregate, materially interfere with the ordinary conduct of the Business as a whole or the operations conducted for the Business at the applicable property, (f) Liens incurred or deposits made in connection with workers’ compensation, unemployment insurance or other types of social security and for which adequate reserves have been reflected on the Business Annual Financial Statements, (g) with respect to Business Leased Real Property, (i) statutory Liens of landlords securing obligations not yet due or payable or that are being contested by appropriate Actions and for which adequate reserves have been reflected on the Business Annual Financial Statements to the extent required by GAAP and (ii) Liens not created by Parent or any of its Subsidiaries that affect the underlying fee (or superior leasehold) interest in any Business Leased Real Property, (h) Liens created under applicable federal, state or foreign securities Laws, (i) licenses or other rights granted with respect to Intellectual Property and (j) Liens securing the obligations pursuant to the Company Credit Agreement (to the extent, as of the Closing, such Liens will be, or are, released pursuant to the Partial Lien Release Letter).

“Person” shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity or works council.

“Personal Data” shall mean any information in any form that is (i) reasonably capable of being used to identify, contact or locate a natural Person or (ii) defined as “Personal Data,” “Personally Identifiable Information,” “Personal Information” or similar term by applicable Data Protection Laws.

“Phase II Environmental Site Assessment” shall mean any investigation or sampling of the Environment or building materials.

“Post-Closing Period” shall mean any Tax period (or portion thereof) beginning after the Closing Date, including the portion of any Straddle Period beginning after the Closing Date.

“PRC” shall mean the People’s Republic of China.

“Pre-Closing Period” shall mean any Tax period (or portion thereof) ending on or prior to the Closing Date, including the portion of any Straddle Period ending at the end of the Closing Date.

“Process,” “Processed,” or “Processing” means any operation or set of operations that is performed on Personal Data, such as the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination or combination of such Personal Data, or is considered “processing” by any applicable Data Protection Laws.

“Purchaser Material Adverse Effect” shall mean any event, change, development or effect that is or would reasonably be expected to be, individually or in the aggregate, materially adverse to, or materially delay, the ability of Purchaser to perform its obligations under this Agreement or to consummate the Closing.

“Registered Business Intellectual Property Files” shall mean one electronic copy in the form stored by Parent or any of its Affiliates of the documentation owned by Parent or any of its Affiliates or Transferred Entities to the extent relating to any Business Intellectual Property that is the subject of a registration, issuance or application for registration with any Governmental Entity or registrar (“Registered Business Intellectual Property”) and that is stored on the Parent Group’s Intellectual Property management system (Anaqua) (or any other information systems that Parent or any of its Affiliates use to store documentation of this type) as of immediately prior to the Closing. Such documentation includes, to the extent stored on such systems, the prosecution files and dockets relating to any of the Registered Business Intellectual Property, including any such prosecution files held by such prosecuting attorneys and books, records, files, ledgers or similar documents to the extent related to the Registered Business Intellectual Property and any assignment agreements relating thereto. For the avoidance of doubt, such documentation shall not include documentation (or any portions thereof) to the extent that they relate to any Intellectual Property included in the Dana Assets.

“Regulated Substance” shall mean any (a) chemical, material, substance or waste that is classified, defined, designated or regulated as hazardous, toxic, corrosive, flammable, reactive, radioactive, a pollutant or contaminant or words of similar meaning or effect under any Environmental Law, (b) gasoline, diesel fuel, motor oil, waste or used oil, heating oil, kerosene, phenols and any other petroleum product or byproduct, (c) asbestos or asbestos-containing material, (d) polychlorinated biphenyls, radioactive materials, lead-based paint, urea formaldehyde, 1,4-dioxane, methane, toxic mold, radon, per- or poly-fluoroalkyl substances, polyaromatic hydrocarbons, fluorinated hydrocarbons, chlorinated hydrocarbons, pentachlorophenol or chlorobenzenes, (e) any other chemical, material or substance that is regulated or for which liability or standards of conduct are imposed under any Environmental Laws due to its dangerous or deleterious properties.

“Release” means any releasing, disposing, discharging, dumping, injecting, spilling, leaking, pumping, pouring, leaching, migration, emitting, escaping or emptying into, under, on, at, through or upon the Environment.

“Remedial Action” shall mean any and all actions to (a) investigate, clean up, remediate, remove, treat, monitor, contain or in any other way address any Regulated Substance in the Environment, (b) prevent the Release or threat of Release or minimize the further Release of a Regulated Substance so it does not migrate or endanger public health or welfare or the Environment and (c) perform pre-remedial studies and investigations and post-remedial monitoring, maintenance and care. The term “Remedial Action” includes any action that constitutes a “removal,” “remedial action” or “response” (or equivalent terms) as defined by any applicable Environmental Laws; and a “corrective action” (or equivalent term) as defined by any applicable Environmental Laws.

“Representatives” shall mean, with respect to any Person, such Person’s Affiliates and its and its Affiliates’ respective directors, officers, employees, members, owners, partners, accountants, consultants, advisors, attorneys, agents and other representatives.

“Retained Businesses” shall mean all businesses of the Parent Group and its Affiliates (other than the Business), including, for the avoidance of doubt, the Specified Retained Businesses.

“Sanctioned Country” shall mean, at any time, a country or territory that is itself the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic).

“Sanctioned Person” shall mean (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union or the United Kingdom; (b) any Person located, organized or resident in a Sanctioned Country; (c) the government of a Sanctioned Country or the Government of Venezuela; or (d) any Person 50% or more owned or, where relevant under applicable Sanctions, controlled, by any such Person or Persons, or acting for or on behalf of such Person or Persons.

“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union Member State or the United Kingdom.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Benefit Plan” shall mean each Benefit Plan that is not a Transferred Entity Benefit Plan.

“Seller Group” shall mean, collectively, Parent and any other Person (including its Subsidiaries) that owns the Shares (taking into account and giving effect to the Pre-Closing Restructuring) or that hold or own Mamba Assets or Mamba Liabilities, each of which is listed under item B of Schedule IV.

“Share Transfer Documents” shall mean the transfer documents substantially in the same form as the relevant documents in Exhibit E hereto, pursuant to which the transfer of the Shares shall be effected.

“Specified Retained Business” shall mean each of the businesses set forth on Schedule VI.

“Spicer Trademark License Agreement” shall meant the Spicer Trademark License Agreement to be entered into at the Closing substantially in the form of Exhibit H hereto (as indicated therein).

“Straddle Period” shall mean any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any corporation, entity or other organization, whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member.

“Supply Agreements” shall mean the Dana Long Term Supply Agreement, the Mamba Long Term Supply Agreement, the TM4 Long Term Supply Agreement and the Transition Manufacturing Supply Agreement.

“Target Working Capital Amount” shall mean $407,250,000.

“Tax” shall mean any tax, charge, fee, levy, duty or assessment in the nature of a tax of any kind, including any federal, state, local or foreign income, profits, license, severance, occupation, windfall profits, capital gains, indirect income, capital stock, transfer, registration, social security (or similar), production, franchise, gross receipts, payroll, sales, employment, use, property, excise, VAT, estimated, stamp, alternative or add-on minimum, environmental or withholding tax, together with all interest, penalties and additional amounts imposed with respect to such amounts.

“Tax Proceeding” shall mean any audit, examination, contest, litigation or Action relating to Taxes by, with or against any Governmental Entity.

“Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement required to be filed with any Governmental Entity relating to Taxes, including any schedule, statement or attachment thereto or any amendment thereof.

“Tax Sharing Agreement” shall mean any Tax sharing, Tax indemnity, Tax allocation or similar agreement or Contract, excluding commercial agreements entered into in the ordinary course of business (including, for these purposes, financing arrangements, leases and other similar commercial arrangements) the primary purpose of which does not relate to Taxes.

“TM4 Long Term Supply Agreement” shall mean the TM4 Long Term Supply Agreement to be entered into at the Closing on the terms contained in the TM4 Long Term Supply Agreement Term Sheet set forth on Exhibit C hereto.

“Trade Controls” shall mean (a) all applicable trade, export control, import and antiboycott laws and regulations imposed, administered or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1 and the Foreign Trade Regulations (15 C.F.R. Part 30); and (b) all applicable trade, export control, import and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.

“Transaction Tax Deductions” shall mean, without duplication and regardless of by whom paid, the sum of all deductions for applicable Tax purposes resulting from or attributable to: (i) all Parent Transaction Expenses and (ii) any Indebtedness, including all fees, expenses and interest (including amounts treated as interest for U.S. federal income tax purposes, but excluding any interest that accrued under the terms of the applicable debt instrument through the Closing Date), original issue discount, unamortized debt financing costs, breakage fees, tender premiums, consent fees, redemption, retirement or make-whole payments, defeasance in excess of par or similar amounts accrued or paid in connection with the repayment of the Indebtedness of the Transferred Entities in connection with the Closing.

“Transferred Contract” shall mean (i) any Contract to which a Transferred Entity is a party and (ii) any Contract that is a Mamba Asset.

“Transferred Entity” shall mean the Companies and each Person that is or will be, as of the Closing, a Subsidiary of any of the Companies, each of which are set forth on Section 3.1 of the Parent Disclosure Schedule.

“Transferred Entity Benefit Plan” shall mean each Benefit Plan that is (i) sponsored, maintained or contributed to solely by one or more Transferred Entities, (ii) not sponsored by one or more of the Transferred Entities but is exclusively for the benefit of the Business Employees and/or Former Business Employees, in effect on the date of this Agreement or (iii) expressly assumed by Purchaser, any of its Subsidiaries or any Transferred Entity pursuant to Article VI.

“Transition Manufacturing Supply Agreement” shall mean the Transition Manufacturing Supply Agreement to be entered into at the Closing on the terms contained in the Transition Manufacturing Supply Agreement Term Sheet set forth on Exhibit I hereto.

“Transition Services Agreement” shall mean the Transition Services Agreement to be entered into at the Closing substantially in the form of Exhibit J hereto.

“Transitional Trademark License Agreement” shall mean the Transitional Trademark License Agreement to be entered into at the Closing substantially in the form of Exhibit K hereto.

“Treasury Regulations” shall mean the regulations promulgated or proposed by the U.S. Treasury Department under the Code.

“United States” shall mean the United States of America, including any State thereof and the District of Columbia.

“UPE” shall mean, with respect to any Person, the “ultimate parent entity” of such Person as that term is defined in the HSR Act and its implementing regulations.

“VAT” shall mean (i) within the United Kingdom, any value-added tax imposed by the VAT Act 1994, (ii) within the European Union, such taxation as may be levied in accordance with (but subject to derogations from) EU Directive 2006/112/EC and (iii) outside the United Kingdom and the European Union, any similar taxation levied by reference to added value of sales.

“Willful Breach” shall mean any breach of this Agreement that is the consequence of an action or omission by any party that knew or should have known that the taking of such action or the failure to take such action would be a breach of this Agreement.

“Working Capital” shall mean, without duplication, as of the Measurement Time, (a) the aggregate of the assets of the (i) the Transferred Entities and (ii) the Asset Seller Subsidiaries (in the case of clause (ii), only to the extent included in segregated accounts of such Asset Seller Subsidiaries that are held on account of the Business), in each case, that are included in the line item or general categories and adjustments designated as assets in Annex A of Schedule II reduced by (b) the aggregate of the liabilities (including accrued expenses) of (i) the Transferred Entities and (ii) the Asset Seller Subsidiaries (in the case of clause (ii), only to the extent included in segregated accounts of such Asset Seller Subsidiaries that are held on account of the Business), in each case, that are included in the line item or general categories and adjustments designated as liabilities in Annex A of Schedule II, in each case of clause (a) and (b), calculated in accordance with the Accounting Principles; provided, that in no event shall “Working Capital” include (A) any amounts to the extent included and reflected in the calculation of Indebtedness, Cash or Parent Transaction Expenses, (B) amounts outstanding pursuant to intercompany accounts, arrangements, understandings or Contracts to be settled or eliminated at or prior to the Closing pursuant to Section 5.7 or Section 5.8 to the extent that such intercompany accounts, arrangements, understandings or Contracts are settled or eliminated at or prior to the Measurement Time, (C) Dana Assets or Dana Liabilities, (D) Liabilities or payments that are expressly and solely required to be paid at or following the Closing by Parent or any of its Affiliates pursuant to this Agreement (other than current non-income Tax assets and liabilities), (E) any income Tax liabilities or assets, (F) any deferred Tax liabilities or assets or (G) any amounts that would otherwise be included in “Working Capital” by virtue of this definition that comprise assets and/or liabilities of Gravatai, Brazil facility.

Section 1.2        Other Definitions. The following terms shall have the meanings defined in the Section indicated:

Term	Section
$11.1(b)
Accounting Principles	2.4(b)
Agreement	Preamble
AICPA	5.22(a)
Allocation Schedule	7.12
Alternative Financing	5.20(c)
Anticorruption Laws	3.8(b)
Applicable Tax Contest	7.2(a)
Asset Seller Subsidiaries	2.1
Assumed Defined Benefit Pension Plan Liabilities	6.8
Audited Financial Statements	5.22(a)
Balance Sheet Date	3.5(a)(ii)
Business Annual Financial Statements	3.5(a)
Business Employee Census	3.12(c)
Business Leased Real Property	3.13(b)
Business Material Adverse Effect	8.2(a)
Business Material Contracts	3.16(a)
Business Owned Real Property	3.13(a)
Business Real Property Leases	3.13(b)
Cash Incentive Compensation	6.6
CFO Certificate	5.21(b)
Closing	2.1
Closing Date	2.3(a)
Closing Purchase Price	2.2
Closing Working Capital Adjustment Amount	2.2
Competing Business	5.14(c)
Current Representation	11.12(a)
D&O Indemnified Persons	5.10(e)
D&O Tail	5.10(e)
Debt Commitment Letter	4.11(a)
Debt Financing	4.11(a)
Definitive Agreements	5.20(a)
Designated Person	11.12(a)
e-mail	11.7
Employment Laws	3.12(d)
Enforceability Exceptions	3.3
Estimated Closing Statement	2.4(a)
Evaluation Materials	5.2
Fee Letter	5.20(c)
Fee Letters	4.11(b)

Term	Section
Final Closing Statement	2.6(c)
Final Purchase Price	2.7
Financing Entity	5.20(c)
First Extended Outside Date	9.1(b)(i)
Gross Up Notice	7.8(c)(iii)
Indemnified Party	10.4(a)
Indemnifying Party	10.4(a)
Independent Accounting Firm	2.6(c)
Initial Closing Statement	2.5
Intercompany Arrangement	3.18
Interim Financial Data	3.5(a)(ii)
IRS	3.11(b)
Labor Agreement	3.12(a)
Legal Restraints	8.1(b)
Listed Mamba Assets	11.17
Local Implementation Agreement	2.9
Mamba Insurance Policies	11.17
Material Customer	3.16(a)(i)
Material Supplier	3.16(a)(ii)
Net Indebtedness Adjustment Amount	2.2
Net Proceeds	10.6(a)
Notice of Disagreement	2.6(a)
Occurrence-Based Policies	5.10(b)
Outside Date	9.1(b)(i)
Outstanding LTI Awards	6.13
Parent	Preamble
Parent Disclosure Schedule	III
Parent Guarantees	5.9(a)
Parent Indemnified Parties	10.3
Parent Names	5.13(a)
Parent Releasees	11.14(a)
Parent Severance Policy	6.2(b)
Parent Tax Return	7.1(a)
Partial Lien Release Letter	5.19
Pension Plan	3.11(d)
Post-Closing Adjustment	2.7
Post-Closing Insurance Matters	5.10(a)
Post-Closing Representation	11.12(a)
Potential Contributor	10.4(c)
Pre-Closing Occurrences	5.10(b)
Pre-Closing Restructuring	5.15(a)
Pre-Closing Restructuring Agreements	5.15(b)(i)
Pre-Closing Restructuring Plan	5.15(a)
Prohibited Modifications	5.20(a)
Privacy Requirements	3.17(i)

Term	Section
Product Actions	3.23
Purchaser	Preamble
Purchaser Filed Tax Return	7.1(c)
Purchaser FSA Plan	6.10
Purchaser Indemnified Parties	10.2
Purchaser Material Adverse Effect	8.3(a)
Purchaser Releasees	11.14(b)
Purchaser Termination Fee	9.3(b)
Qualifying Claims	5.10(b)
Quarterly Financial Statements	5.22(c)(i)
R&W Insurance Policy	5.16
Receiving Business	Section 5.23(a)
Removal Deadline	5.13(b)
Replacement Financing	5.20(b)
Replacement Financing Reduction	5.20(b)
Required Amount	4.7
Resolution Period	2.6(b)
Sale	2.1
Second Extended Outside Date	9.1(b)(i)
Section 338 Elections	7.8(c)(i)
Section 338 Gross Up	7.8(c)(ii)
Section 338(g) Election	7.8(c)(i)
Section 338(h)(10) Election	7.8(c)(i)
Security Incident	3.17(j)
Seller FSA Plan	6.10
Selling Business	Section 5.23(a)
Separation Activities	5.5(c)
Separation Plan	5.5(c)
Shared Location	3.13(c)
Shares	Recitals
Specified Jurisdiction Mamba Assets and Liabilities	2.1
Survival Expiration Date	10.1
Tax Refund	7.3
Third Party Claim	10.4(a)
Third Party Consents	5.5(a)
Transfer Taxes	7.10
Transferred Entity Indemnified Guarantees	5.9(b)
Transferred Entity Permits	3.10
Transferred Entity Tax Returns	7.1(b)
Transferred FSA Balances	6.10
Union	3.12(a)
WARN Act	3.12(f)
Work Authorization	6.2(c)
Year-End Financial Statements	5.22(c)(ii)

Article II

THE SALE

Section 2.1        Sale and Purchase. Upon the terms and subject to the conditions set forth in this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”), (i) Parent shall, or shall cause the Seller Group to, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from the Seller Group, all of the Seller Group’s right, title and interest in and to the Shares free and clear of all Liens other than restrictions on transfer under applicable securities Laws and (ii) Parent shall, or shall cause the other members of Seller Group to, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase, acquire and assume from the Seller Group, all of the Seller Group’s right, title and interest in and to the Mamba Assets and Mamba Liabilities held by the Subsidiaries of Parent, each of which Subsidiaries are set forth on Section 2.1 of the Parent Disclosure Schedules (each such Subsidiary that holds or owns Mamba Assets or Mamba Liabilities, the “Asset Seller Subsidiaries”, and such Mamba Assets and Mamba Liabilities, the “Specified Jurisdiction Mamba Assets and Liabilities”). The transactions described in this Section 2.1 are collectively referred to herein as the “Sale”.

Section 2.2        Closing Purchase Price. In consideration for the Shares and Specified Jurisdiction Mamba Assets and Liabilities, at the Closing, Purchaser shall deliver to Parent (or Parent’s designee(s)), in cash, an aggregate amount equal to (a) $2,731,500,000, plus (b) the difference of (i) the Closing Working Capital Adjustment Amount, minus (ii) the Net Indebtedness Adjustment Amount (which difference, determined pursuant to this clause (b), may be positive or negative). The aggregate amount determined pursuant to the first sentence of this Section 2.2 is referred to as the “Closing Purchase Price.” “Closing Working Capital Adjustment Amount” shall mean an amount, which may be positive or negative, that shall be equal to (i) the amount of Working Capital set forth in the Estimated Closing Statement, minus (ii) the Target Working Capital Amount. “Net Indebtedness Adjustment Amount” shall mean an amount, which may be positive or negative, if any, of Net Indebtedness set forth in the Estimated Closing Statement.

Section 2.3        Closing.

(a)        The Closing shall take place (i) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019, at 10:00 a.m., New York time, on the third (3rd) Business Day following the satisfaction or waiver of all of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived on the Closing Date, but subject to the satisfaction or waiver of those conditions); provided, that, each of Parent and Purchaser, in their sole discretion shall have the right to defer the Closing to the first (1st) Business Day of the month following the month during which such date occurs; provided, further, if the date of such satisfaction or waiver is one of the last five (5) Business Days of any month, then each of Parent and Purchaser in their sole discretion shall have the right to defer the Closing to the first (1st) Business Day of the second (2nd) month following the month during which such date occurs; provided, further, that the Closing Date shall be at least ten (10) Business Days following delivery of the Audited Financial Statements pursuant to Section 5.22(a), or (ii) at such other place, time or date as may be mutually agreed upon in writing by Parent and Purchaser. The date on which the Closing occurs is referred to as the “Closing Date.”

(b)        At the Closing:

(i)        Parent shall, or shall cause the Seller Group to:

(A)        convey to Purchaser all of the Seller Group’s right, title and interest in the Shares, together with the corresponding duly executed Share Transfer Documents therefor;

(B)        convey to Purchaser all of the Seller Group’s right, title and interest in the Mamba Assets and Mamba Liabilities, together with the corresponding duly executed Local Implementation Agreements;

(C)        deliver to Purchaser the certificate required to be delivered pursuant to Section 8.2(d);

(D)        deliver to Purchaser a duly executed IRS Form W-9 or appropriate IRS Form W-8, as applicable, for each member of the Seller Group; and

(E)        deliver to Purchaser a duly executed counterpart to each of the Ancillary Agreements to which any member of the Parent Group or any Transferred Entity is a party which is required to be delivered at the Closing.

(ii)        Purchaser shall:

(A)        deliver to Parent (or Parent’s designee(s)) by wire transfer, to an account or accounts designated by Parent in accordance with Section 2.4(a), immediately available funds in an aggregate amount equal to the Closing Purchase Price;

(B)        deliver to Parent the certificate required to be delivered pursuant to Section 8.3(c); and

(C)        deliver to Parent on behalf of the Seller Group a duly executed counterpart to each of the Ancillary Agreements to which Purchaser or any of its Subsidiaries is a party which is required to be delivered at the Closing.

Section 2.4        Closing Working Capital and Net Indebtedness Adjustments.

(a)        Not less than five (5) Business Days prior to the anticipated Closing Date, Parent shall provide Purchaser with a written statement setting forth Parent’s good faith estimate of each of (i) Working Capital, (ii) Cash, (iii) Parent Transaction Expenses and (iv) Indebtedness, together with reasonable supporting information and calculation, which shall be accompanied by a notice that sets forth (x) Parent’s determination of the Closing Working Capital Adjustment Amount and Net Indebtedness Adjustment Amount and the Closing Purchase Price after giving effect to the Closing Working Capital Adjustment Amount and Net Indebtedness Adjustment Amount, in each case, based on such good faith estimates (collectively, the “Estimated Closing Statement”) and (y) the account or accounts to which Purchaser shall transfer the Closing Purchase

Price pursuant to Section 2.3. Parent shall, and shall cause its Subsidiaries and its and their respective Representatives to, reasonably cooperate with Purchaser in connection with Purchaser’s review of the Estimated Closing Statement and to respond to any questions regarding the Estimated Closing Statement and shall consider in good faith any reasonable modifications to the Estimated Closing Statement proposed by Purchaser.

(b)        The Estimated Closing Statement shall be prepared in good faith in accordance with this Agreement (including the accounting principles, practices, methods, and estimation techniques attached as Schedule II hereto (the “Accounting Principles”)). For illustrative purposes only, Annex A of Schedule II sets forth a calculation of Cash, Working Capital and Net Indebtedness, in each case as of December 31, 2024. To the extent there is any conflict between Annex A of Schedule II and the Accounting Principles, the Accounting Principles shall prevail.

Section 2.5        Post-Closing Statements. Within one-hundred and twenty (120) days after the Closing Date, Purchaser shall prepare and deliver to Parent a statement of Purchaser’s calculation of the actual amount of (i) Working Capital, (ii) Cash, (iii) Parent Transaction Expenses and (iv) Indebtedness (collectively, the “Initial Closing Statement”), together with reasonable supporting information and calculations. The Initial Closing Statement shall be prepared in good faith in accordance with the Accounting Principles. To the extent there is any conflict between Annex A of Schedule II and the Accounting Principles, the Accounting Principles shall prevail.

Section 2.6        Reconciliation of Initial Closing Statement.

(a)        Parent shall notify Purchaser in writing no later than thirty (30) days, or such longer period as mutually agreed in writing by the parties, after Parent’s receipt of the Initial Closing Statement if Parent disagrees with the Initial Closing Statement, which notice shall describe the basis for such disagreement (the “Notice of Disagreement”). If no Notice of Disagreement is delivered to Purchaser within such period, then the Initial Closing Statement shall become final and binding upon the parties in accordance with Section 2.6(c). If a Notice of Disagreement is delivered to Purchaser within such period, then only such portions of the Initial Closing Statement that Parent does not identify or disagree with in the Notice of Disagreement shall become final and binding upon the parties in accordance with Section 2.6(c). From and after the delivery of the Initial Closing Statement until the Final Closing Statement is determined in accordance with this Section 2.6, Purchaser shall, and shall cause its Subsidiaries to make available to Parent such information, books and records, work papers and personnel, as may be reasonably requested by Parent in connection with its review of the Initial Closing Statement and the resolution of any matters disputed pursuant to Section 2.6(b) and Section 2.6(c); provided, that the accountants of Purchaser shall not be obliged to make any work papers available to Parent until Parent has signed a customary agreement relating to such access to work papers.

(b)        During the thirty (30) days immediately following the delivery of a Notice of Disagreement (the “Resolution Period”), Parent and Purchaser shall seek in good faith to resolve any differences that they may have with respect to the matters identified in the Notice of Disagreement.

(c)        If, at the end of the Resolution Period, Parent and Purchaser have been unable to resolve any differences that they may have with respect to the matters identified in the Notice of Disagreement, Parent and Purchaser shall submit all matters that remain in dispute with respect to the Notice of Disagreement to Deloitte LLP or, if such firm is unwilling or unable to fulfill such role, (i) another internationally-recognized independent certified consulting or public accounting firm mutually acceptable to Parent and Purchaser and agreed upon in writing or (ii) if Parent and Purchaser are unable to agree upon another such firm within ten (10) Business Days after the end of the Resolution Period, then within an additional ten (10) Business Days, Parent and Purchaser shall each select one such firm and those two firms shall, within ten (10) Business Days after their selection, select a third (3rd) such firm (Deloitte LLP, the firm selected in accordance with clause (i) or the third firm selected in accordance with clause (ii), as applicable, the “Independent Accounting Firm”). Within thirty (30) days after the Independent Accounting Firm’s selection, the Independent Accounting Firm shall provide a written report containing a final determination in accordance with the Accounting Principles and based solely on the definitions and other applicable provisions of this Agreement, and the written submissions of the parties (which written submissions shall be distributed by the Independent Accounting Firm to each party), of the appropriate amount of each of the matters that remain in dispute solely to the extent indicated in the Notice of Disagreement that Parent and Purchaser have submitted to the Independent Accounting Firm. The Independent Accounting Firm shall act as an expert and not as an arbitrator. With respect to each disputed matter, such determination, if not in accordance with the position of either Parent or Purchaser, shall not be in excess of the higher, or less than the lower, of the amounts advocated by Purchaser in the Notice of Disagreement or by Parent in the Initial Closing Statement with respect to such disputed matter, and such determinations shall be set forth in a written statement setting forth in reasonable detail the basis for the Independent Accounting Firm’s determination with respect to each disputed matter. None of Purchaser, Parent, the Transferred Entities, nor any of its or their Representatives shall have ex parte communications with the Independent Accounting Firm relating to this Section 2.6(c) or this Agreement, and the Independent Accounting Firm shall not conduct an independent investigation in respect of its determination. For the avoidance of doubt, the Independent Accounting Firm shall not review or make any determination with respect to any matter other than the matters that remain in dispute to the extent indicated in the Notice of Disagreement. The Initial Closing Statement as may become final and binding pursuant to Section 2.6(a) or Section 2.6(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.6(c), shall be the “Final Closing Statement.”

(d)        The fees and expenses of the Independent Accounting Firm shall be borne by Purchaser and Parent in a proportion as is appropriate to reflect their relative success in the resolution of the dispute; for example, if Purchaser challenges the calculation of the Final Purchase Price by an amount of $100,000, but the Independent Accounting Firm determines that Purchaser has a valid claim for only $70,000, then Parent shall bear seventy percent (70%) of such fees and expenses and Purchaser shall bear the other thirty percent (30%) of such fees and expenses. During the review by the Independent Accounting Firm, each of Purchaser and Parent shall, and shall cause its respective Subsidiaries (including, in the case of Purchaser, the Transferred Entities) and its and their respective employees, accountants and other Representatives to, each make available to the Independent Accounting Firm interviews with such personnel (to the extent not interfering with the ordinary course of business), and such information, books and records and work papers, as may be reasonably requested by the Independent Accounting Firm to fulfill its obligations under

Section 2.6(c); provided, that the accountants of Parent or Purchaser shall not be obliged to make any work papers available to the Independent Accounting Firm except in accordance with such accountants’ normal disclosure procedures and then only after such Independent Accounting Firm has signed a customary agreement relating to such access to work papers. In acting under this Agreement, the Independent Accounting Firm shall be entitled to the privileges and immunities of an arbitrator.

(e)        The process set forth in Section 2.5 and this Section 2.6 shall be the sole and exclusive remedy of any of the parties and their respective Affiliates for any disputes arising out of the calculation of the Closing Working Capital Adjustment Amount, Net Indebtedness Adjustment Amount and the Post-Closing Adjustment and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith, whether or not the underlying facts and circumstances constitute a breach of any representations or warranties contained in this Agreement; provided, however, that this Section 2.6(e) shall not prohibit Parent or Purchaser, as applicable, from instituting an Action to enforce any final determination of the Final Purchase Price by the Independent Accounting Firm pursuant to this Section 2.6(e), or to compel any party to submit any dispute arising in connection with this Section 2.6(e), in any court or other tribunal of competent jurisdiction in accordance with Section 11.3. The substance of the Independent Accounting Firm’s determination shall not be subject to review or appeal and shall be final and binding on all of the parties hereto, absent a showing of manifest error or fraud. It is the intent of the parties to have any final determination of the Final Purchase Price by the Independent Accounting Firm proceed in an expeditious manner; provided, however, any deadline or time period contained herein may be extended or modified by the written agreement of Parent and Purchaser, and the parties agree that the failure of the Independent Accounting Firm to conform to any deadline or time period contained herein shall not be a basis for seeking to overturn any determination rendered by the Independent Accounting Firm which otherwise conforms to the terms of this Section 2.6.

Section 2.7        Post-Closing Adjustment. The “Post-Closing Adjustment” may be either a positive or negative amount, and shall be equal to the sum of (a) (i) the amount of Working Capital set forth in the Final Closing Statement, minus (ii) the amount of Working Capital set forth in the Estimated Closing Statement, plus (b) (i) the amount of Net Indebtedness set forth in the Estimated Closing Statement, minus (ii) the amount of Net Indebtedness set forth in the Final Closing Statement. If the Post-Closing Adjustment is a positive amount, then Purchaser shall pay in cash to Parent (or one or more Affiliates designated by Parent) the absolute value of the amount of the Post-Closing Adjustment. If the Post-Closing Adjustment is a negative amount, then Parent (or an Affiliate designated by Parent) shall pay in cash to Purchaser the absolute value of the amount of the Post-Closing Adjustment. The Closing Purchase Price, as adjusted by the Post-Closing Adjustment, shall be the “Final Purchase Price.” Any such payment pursuant to this Section 2.7 shall be made by wire transfer of immediately available funds within five (5) Business Days after the determination of the Final Closing Statement to an account designated in writing by the party entitled to the payment within three (3) Business Days after the determination of the Final Closing Statement.

Section 2.8        Withholding. Each of Purchaser and Parent and their respective Affiliates shall be entitled to deduct and withhold, or cause to be deducted or withheld, from any payment made pursuant to this Agreement, such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. Tax Law. Unless otherwise required pursuant to any adjustments to the Closing Purchase Price required by this Agreement, each of Purchaser and Parent acknowledge and agree (on behalf of themselves and their respective Affiliates) that no Transferred Entity (or any Subsidiary thereof) shall be treated as having a value in excess of the valuation for such entity set forth on Exhibit L. Prior to any withholding hereunder (other than withholding of compensatory amounts to employees constituting Parent Transaction Expenses), Purchaser shall use commercially reasonable efforts to provide Parent and the payee against whom such withholding is proposed with five (5) Business Days advance written notice of any amounts that Purchaser or its Affiliate intends to withhold or cause to be withheld, the basis therefor, and the calculation thereof, and Purchaser shall cooperate, as and to the extent reasonably requested by Parent or such payee (including by providing Parent or such payee a reasonable opportunity to provide any forms or other documents) to minimize or eliminate any potential deductions or withholding. To the extent that amounts are deducted, withheld and timely paid over to the relevant Tax authorities in accordance with this Section 2.8, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.

Section 2.9        Jurisdictional Implementation. The parties acknowledge that the transfer of the Specified Jurisdiction Mamba Assets and Liabilities directly to Purchaser or one of its Affiliates may, in certain countries or other jurisdictions, to the extent required by either party or otherwise required by applicable Law, require that local transfer agreements, elections, bills of sale, instruments of assignment and assumption, tax forms or other similar agreements or instruments be executed by the relevant Affiliate of Parent or Purchaser, as applicable. The Asset Seller Subsidiaries and Purchaser shall enter into such local transfer agreements, elections, bills of sale, instruments of assignment and assumption, tax forms and other similar agreements or instruments in form and substance reasonably satisfactory to the Parent and Purchaser and based on the terms and conditions set forth in this Agreement (and including any customary provisions that would be relevant in each applicable jurisdiction, as determined by Parent and Purchaser in good faith), to effect the transfer of the Specified Jurisdiction Mamba Assets and Liabilities on the Closing Date (each such agreement a “Local Implementation Agreement”). The parties acknowledge that the Local Implementation Agreements may include additional representations, warranties, covenants or agreements of the parties applicable to the transactions contemplated by this Agreement and the relevant jurisdictions, to the extent required by applicable Law in the relevant jurisdiction, and the parties will work in good faith to agree to the terms of such Local Implementation Agreements, including by negotiating terms that are consistent in all material respects with the scope of asset and liability transfers contemplated by this Agreement. Pursuant to this Agreement and the Local Implementation Agreements, (i) payment of the applicable portion of the Closing Purchase Price shall be made by the Purchaser to the bank account of Parent (or Parent’s designee(s)) and (ii) any indemnification payments made under this Agreement to Purchaser or its Affiliates or Parent or its Affiliates in respect of the Specified Jurisdiction Mamba Assets and Liabilities, as applicable, shall be treated, to the extent permitted under applicable Law, as attributable to the transfer contemplated by the relevant Local Implementation Agreement. In the event of any conflict between a Local Implementation Agreement and this Agreement, this Agreement shall prevail (it being agreed that additional representations and warranties in Local Implementation Agreements shall not, in and of itself, be deemed a conflict).

Article III

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as disclosed in the disclosure schedule delivered to Purchaser concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”), it being agreed that disclosure in any section or subsection of the Parent Disclosure Schedule, shall be deemed to be disclosed for other sections or subsections of the Parent Disclosure Schedule to the extent that the relevance of such disclosure to such sections or subsections is reasonably apparent on its face, Parent hereby represents and warrants to Purchaser as follows:

Section 3.1        Organization and Qualification; Subsidiaries.

(a)        Parent and each member of the Seller Group, and each Transferred Entity (i) is (or, in the case of any Transferred Entity to be formed following the date hereof, will be as of the Closing) a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, and has (or, in the case of any Transferred Entity to be formed following the date hereof will have as of the Closing) all requisite corporate or other organizational power and authority to own or lease its property and assets and to carry on its businesses as now being conducted in all material respects and (ii) is duly licensed or qualified to do business and is in good standing as a foreign corporation or other legal entity in each other jurisdiction where the conduct of its business or the ownership or lease of its properties or assets requires such license or qualification, except where the failure to be so qualified or in good standing (if applicable) would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities or the Business, taken as a whole. Section 3.1 of the Parent Disclosure Schedule sets forth a true, complete and accurate list of all Transferred Entities.

(b)        Parent has made available to Purchaser true, complete and accurate copies or all organization documents of each Transferred Entity.

Section 3.2        Capitalization of the Transferred Entities.

(a)        The Shares and all other Equity Interests in the Transferred Entities are duly authorized, validly issued, fully paid and nonassessable, and were issued in full compliance with applicable Law and the organizational documents of the respective Transferred Entity, and not in violation of any purchase option, call option, warrant right, right of first refusal, preemptive right, subscription right, purchase right or any similar right, and there are no unsatisfied capital commitments in respect thereof. (x) As of the date hereof, the Shares are, and as of immediately prior to the Closing, will be, owned beneficially and of record by a member of the Seller Group and (y) except for the Equity Interests listed on Section 3.2(b) of the Parent Disclosure Schedule that are specifically identified as not being owned by a member of the Seller Group, the Equity Interests of each Transferred Entity other than the Companies are, or as of immediately prior to the Closing will be, owned beneficially and of record by a Transferred Entity, in each case of clauses (x) and (y), free and clear of all Liens, except for restrictions on transfer under applicable securities Laws. Except for the Shares or as set forth on Section 3.2(b) of the Parent Disclosure Schedule, there are no Equity Interests of the Companies or any other Transferred Entity issued or outstanding.

(b)        Section 3.2(b) of the Parent Disclosure Schedule sets forth a true, complete and accurate list of each Transferred Entity’s (i) legal name and jurisdiction of organization, and the record and beneficial owner(s) thereof, (ii) ownership expressed as a percentage, (iii) registration number and (iv) registered address. Parent owns, directly or indirectly, all of the Equity Interests in the Transferred Entities free and clear of all Liens, except for restrictions on transfer under applicable securities Laws. There are no other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any Equity Interests of any Transferred Entity, and no securities evidencing such rights are authorized, issued or outstanding.

Section 3.3        Authority Relative to this Agreement. Parent has all necessary corporate or similar power and authority, and have taken all corporate or similar action necessary, to execute, deliver and perform this Agreement and to consummate the transactions contemplated by this Agreement in accordance with the terms hereof. This Agreement has been duly and validly authorized, executed and delivered by Parent, and, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes a valid, legal and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (the “Enforceability Exceptions”). Each member of the Parent Group and the Transferred Entities has all necessary corporate or similar power and authority, and has taken all corporate or similar action necessary, to execute, deliver and perform each Ancillary Agreement to which it is a party and to consummate the transactions contemplated by each Ancillary Agreement to which it is a party in accordance with the terms thereof. Each Ancillary Agreement executed and delivered by the member of the Parent Group or the Transferred Entities party thereto, when executed and delivered, will be duly and validly authorized, executed and delivered by such member of the Parent Group or the Transferred Entities, and, assuming the due authorization, execution and delivery of each Ancillary Agreement by Purchaser or its applicable Subsidiaries, will constitute, a valid, legal and binding agreement of members of the Parent Group and the Transferred Entities, enforceable against them in accordance with the terms thereof, subject to the Enforceability Exceptions.

Section 3.4        Consents and Approvals; No Violations. Except as set forth on Section 3.4 of the Parent Disclosure Schedule, no filing with or notice to, and no Permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of a member of Parent Group or the Transferred Entities, for the execution, delivery and performance by a member of Parent Group or the Transferred Entities of this Agreement or any Ancillary Agreement to which it is a party or the consummation by a member of Parent Group or the Transferred Entities of the transactions contemplated hereby or thereby, except (a) compliance with any applicable requirements of any Competition and Foreign Investment Laws set forth on Section 3.4 of the Parent Disclosure Schedule; or (b) any such filings, notices, Permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. Assuming compliance with the items described in clauses (a) through (b) of the preceding sentence, neither the execution, delivery and performance of this Agreement by Parent or any Ancillary Agreement by Parent or any applicable Subsidiary thereof, nor the consummation by Parent or any Subsidiary thereof of the transactions contemplated hereby or thereby, will (i) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation, by-laws or other organizational documents of Parent or any of its Subsidiaries, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default under, or require the consent, approval, notice or filing with any other Person (or give rise to the creation of any Lien, except for Permitted Liens, or any right of payment, termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Business Material Contract, Transferred Entity Permit or Business Real Property Lease, or (iii) violate any Law applicable to the Business, any Transferred Entity or any of their respective properties or assets, except, in the case of clause (ii) or clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.5        Financial Statements; Liabilities.

(a)        (i) Section 3.5(a)(i) of the Parent Disclosure Schedule sets forth a true, complete and correct copy of each of the unaudited consolidated profit and loss statement and unaudited statement of cash flows of the Business for the years ended December 31, 2023 and 2024, and the unaudited combined balance sheet of the Business as of December 31, 2023 and 2024 (the “Balance Sheet Date”) (together with any notes thereto, the “Business Annual Financial Statements”). The Business Annual Financial Statements (A) were derived from the books and records of Parent and its Subsidiaries, (B) were prepared in accordance with GAAP, consistently applied, other than as specifically set forth on Section 3.5(a)(i)(B) of the Parent Disclosure Schedule, and (C) present fairly, in all material respects, the combined financial position and the combined results of operations of the Business, as of the respective dates thereof or the periods then ended, in each case except as may be noted therein.

(ii)        Section 3.5(a)(ii) of the Parent Disclosure Schedule sets forth a true, complete and correct copy of each of the unaudited combined balance sheet of the Business as of March 31, 2025 and the related unaudited combined statements of operations, changes in net investment and cash flows of the Business for the quarterly period then ended (the “Interim Financial Data”). The Interim Financial Data (A) were derived from the books and records of Parent and its Subsidiaries, (B) were prepared in accordance with GAAP, consistently applied, other than as specifically set forth on Section 3.5(a)(ii)(B) of the Parent Disclosure Schedule, and (C) present fairly, in all material respects, the combined financial position and the combined results of operations of the Business, as of the Balance Sheet Date or the period then ended, subject to (x) the absence of footnote disclosures and (y) changes resulting from normal recurring year-end adjustments (none of which would be material, individually or in the aggregate).

(iii)        The Business Annual Financial Statements, Interim Financial Data and the foregoing representations and warranties are qualified by the fact that (A) the Business has not operated on a standalone basis and has historically been reported within Parent’s consolidated financial statements and (B) the Business Annual Financial Statements assume certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the Business would incur on a standalone basis.

(b)        There are no Liabilities or obligations of Parent Group (solely with respect to the Business) or the Transferred Entities of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a combined balance sheet of the Business, other than those that (i) are expressly reflected or reserved against on the Business Annual Financial Statements as of December 31, 2024; (ii) have been incurred in the ordinary course of business since the Balance Sheet Date or constitute performance or ordinary course payment obligations under executory Contracts to which any member of Parent Group (solely with respect to the Business) or any Transferred Entity is a party to (provided that no such Liability arises out of a breach or default under, or noncompliance with, any Contract or Law to which any member of Parent Group (solely with respect to the Business) or any Transferred Entity is a party to); (iii) are incurred in connection with the transactions contemplated hereby; (iv) constitute Dana Liabilities; or (v) are not and would not reasonably be expected to be, individually or in the aggregate, material to the Business or the Transferred Entities, taken as a whole.

(c)        Section 3.5(c) of the Parent Disclosure Schedule sets forth complete and accurate details of each bank account of the Transferred Entities, including the title and number of the account and the financial or other institution at which it is located. The Transferred Entities can independently operate their respective bank accounts and perform or receive payments (including payments to employees and overseas suppliers) through such bank accounts.

(d)        Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business or the Transferred Entities, taken as a whole, the systems of internal accounting controls maintained by the Parent Group (solely with respect to the Business) and the Transferred Entities are sufficient to assure that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of the Parent Group’s and the Transferred Entities’ financial statements in conformity with GAAP; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals, and appropriate action is taken with respect to any differences; and (v) there is a prevention or detection of unauthorized acquisition, use or disposition of the Parent Group’s and the Transferred Entities’ assets that would have a material effect on either the Business Annual Financial Statements or the Interim Financial Data. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business or the Transferred Entities, taken as a whole, since January 1, 2022, no member of Parent Group (solely as it relates to the Business) or Transferred Entity or, to the Knowledge of Parent, any auditor, accountant or Representative of any the foregoing, has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any member of Parent Group (solely as it relates to the Business) or Transferred Entity with respect to their respective internal accounting controls, including any material written complaint, allegation, assertion or claim that any of the foregoing has engaged in fraud or improper accounting or auditing practices.

Section 3.6        Absence of Certain Changes or Events. Except as contemplated by this Agreement (including the reorganizations and transactions undertaken to facilitate the Sale, including the Pre-Closing Restructuring), since the Balance Sheet Date, (a) the Business has been operated in the ordinary course in all material respects, (b) there has not occurred any event, change, development or effect that would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and (c) none of Parent nor any of its Subsidiaries has taken any action or made any omission that, if taken after the date hereof without Purchaser’s consent, would constitute a violation of any of Sections 5.4(a)(B) through (O), other than Section 5.4(a)(E).

Section 3.7        Litigation. There is and, since January 1, 2022, has not been (a) any Action pending, or, to the Knowledge of Parent, threatened in writing, against any Transferred Entity, or relating to, arising out of or resulting from the Business and (b) no member of the Parent Group (solely with respect to the Business) or any Transferred Entity is subject to any outstanding Order, except in each case of clause (a) and (b) as would not reasonably be expected to be, individually or in the aggregate, material to the Business or the Transferred Entities, taken as a whole.

Section 3.8        Compliance with Laws.

(a)        (i) Each member of the Parent Group (solely with respect to the Business) and any Transferred Entity is, and since January 1, 2022 has been, in compliance in all material respects with all Laws or Orders issued by a Governmental Entity and (ii) neither Parent nor any of its Subsidiaries has, since January 1, 2022, received any written or, to the Knowledge of Parent, oral notice alleging any such violation or non-compliance in any material respect in connection with the Business or the Transferred Entities, in each case except as would not reasonably be expected to be, individually or in the aggregate, material to the Business or the Transferred Entities, taken as a whole.

(b)        Since January 1, 2020, (i) neither Parent nor any of its Subsidiaries has violated, with respect to the Transferred Entities or the Business, any applicable Law relating to anti-bribery or anti-corruption, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the U.K. Bribery Act 2010, in each case, as in effect at the time of such action (all such Laws, “Anticorruption Laws”), (ii) to the Knowledge of Parent, no director, officer, agent, employee or any representative, consultant or other Person acting for or on behalf of Parent or any of its Subsidiaries has, with respect to the Transferred Entities or the Business, violated any Anticorruption Law, and (iii) through the date of this Agreement, neither Parent nor any of its Subsidiaries has, with respect to the Transferred Entities or the Business, received any notice alleging, been the subject of an investigation by a Governmental Entity, or submitted a voluntary or involuntary disclosure to any Governmental Entity related to any actual or potential violation of any Anticorruption Law. Parent and its Subsidiaries, with respect to the Transferred Entities or the Business, have instituted, maintained, and enforced policies and procedures designed to promote and achieve compliance with applicable Anticorruption Laws.

Section 3.9        Sanctions and Trade Controls.

(a)        Section 3.9 of the Parent Disclosure Schedule sets forth all active Permits the Transferred Entities have obtained, or to which a Transferred Entity is a party, or pursuant to which a Transferred Entity conducts activities, in each case, under Trade Control Laws or Sanctions, and identifies any pending applications for such Permits.

(b)        Since April 24, 2019, the Transferred Entities have (i) complied with applicable Trade Controls and Sanctions; (ii) maintained in place and implemented controls and systems reasonably designed to ensure compliance with applicable Sanctions and Trade Controls; (iii) not engaged in a transaction or dealing, direct or knowingly indirect, with or involving a Sanctioned Country or Sanctioned Person; (iv) not engaged in a transaction or dealing, direct or knowingly indirect, with or involving a person that is subject to debarment or any list-based designations under any Trade Controls (including, without limitation, a person on the Entity List, the Unverified List, or the Military End-User List maintained by the U.S. Commerce Department) (solely in the case of clause (iv), in violation of applicable Sanctions or Trade Controls), and (v) not been the subject of or otherwise involved in an investigation or enforcement action by any Governmental Entity or other legal proceeding with respect to any actual or alleged violations of Sanctions or Trade Controls, and have not been notified of any such pending or threatened actions.

(c)        None of the Transferred Entities, nor any director, officer, employee or, to the Knowledge of Seller Parent, any agent of the Transferred Entities is: (i) a Sanctioned Person; (ii) subject to debarment or any list-based designations under any Trade Controls; or (iii) engaged in transactions, dealings or activities that might reasonably be expected to cause such Person to become a Sanctioned Person.

Section 3.10        Permits. The Transferred Entities and the Asset Seller Subsidiaries hold (or the Transferred Entities will hold as of the Closing or the Asset Seller Subsidiaries will hold as of immediately prior to the Closing, as applicable) all Permits necessary for the conduct of the Business, or are otherwise necessary to entitle the Transferred Entities to own or lease, operate and use their respective assets and properties and to carry on with their respective businesses (the “Transferred Entity Permits”), except for failures to hold such Transferred Entity Permits that would not reasonably be expected to be, individually or in the aggregate, material to the Business or the Transferred Entities, taken as a whole. Except where the failure to so comply would not reasonably be expected to be, individually or in the aggregate, material to the Business or the Transferred Entities, taken as a whole, (a) each member of Parent Group (solely with respect to the Business) and each Transferred Entity is, and, since January 1, 2020, has been, in compliance in all material respects with the terms of the Transferred Entity Permits and (b) each such Transferred Entity Permit is valid, subsisting and in full force and effect. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities or the Business, taken as a whole, there are no Actions pending or threatened in writing, or, to the Knowledge of Parent, orally, relating to the suspension, revocation or modification of any such Transferred Entity Permit.

Section 3.11        Employee Benefit Plans.

(a)        Section 3.11(a) of the Parent Disclosure Schedule sets forth a true, accurate and complete list of each material Transferred Entity Benefit Plan (excluding any individual offer letter or individual employment agreement and excluding any plan, policy, program or arrangement or understanding mandated by applicable Law). Parent shall deliver to Purchaser, within thirty (30) Business Days following the date hereof, any Transferred Entity Benefit Plan that is an individual offer letter or individual employment agreement, with respect to the Business, that covers a Business Employees with a Global Grade job title of Director or above (as set forth in the Business Employee Census) or that provides for an annualized base salary at or in excess of $200,000 (with respect to Business Employees employed in the U.S.) and $100,000 (with respect to Business Employees not employed in the U.S.) and severance or termination pay in excess of three months of annualized base salary (except for statutory severance or termination pay).

(b)        Section 3.11(b) of the Parent Disclosure Schedule lists each material Seller Benefit Plan related to any Business Employee or Former Business Employee (excluding any plan, policy, program or arrangement or understanding mandated by applicable Law and any individual offer letter or individual employment agreement). Parent shall deliver to Purchaser, within thirty (30) Business Days following the date hereof, any Seller Benefit Plan that is an individual offer letter or individual employment agreement, with respect to the Business, that covers a Business Employees with a Global Grade job title of Director or above (as set forth in the Business Employee Census) or that provides for an annualized base salary at or in excess of $200,000 (with respect to Business Employees employed in the U.S.) and $100,000 (with respect to Business Employees not employed in the U.S.) and severance or termination pay in excess of three months of annualized base salary (except for statutory severance or termination pay). Parent has made available to Purchaser true, accurate and complete copies of the following, as applicable, with respect to each material Seller Benefit Plan and each material Transferred Entity Benefit Plan: (i) current plan documents, together with all amendments thereto, or if such plan is not in writing or is a Seller Benefit Plan, a written description of the material terms of such plan, (ii) all insurance plans, trust agreements or other funding arrangements, (iii) the most recent summary plan description, (iv) the most recent determination or opinion letter received from the United States Internal Revenue Service (“IRS”), (v) the most recent annual reports required to be filed with a Governmental Entity with respect to each Transferred Entity Benefit Plan (if any such report was required), (vi) nondiscrimination, coverage and other similar testing results for the most recently completed plan year, but solely with respect to each Transferred Entity Benefit Plan, (vii) all material records, notices and filings concerning audits or investigations by a Governmental Entity with respect to each Transferred Entity Benefit Plan, and (viii) all non-routine, material written communications with a Governmental Entity with respect to each Transferred Entity Benefit Plan.

(c)        Each Benefit Plan has been established, maintained, funded, operated and administered in all material respects in accordance with the terms of such Benefit Plan and in all material respects in compliance with applicable Law, and all contributions or premiums required to be made by any Transferred Entity or Parent or any of their Affiliates to any Benefit Plan have been timely made in all material respects or, if not yet due, are properly accrued in accordance with GAAP. Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination letter from the IRS or is the subject of a favorable opinion letter from the IRS, and, to the Knowledge of Parent, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Benefit Plan.

(d)        Except as set forth on Section 3.11(d) of the Parent Disclosure Schedule, none of the Transferred Entities has sponsored, maintained, contributed to (or has had any obligation to contribute to) or has or reasonably could be expected to have any Liability with respect to, (i) any plan subject to Title IV of ERISA or the funding standards of Section 302 of ERISA or Section 412 of the Code, or a defined benefit pension plan, termination indemnity, jubilee payment or similar program in any jurisdiction (each a “Pension Plan”), (ii) any multiple employer plan within the meaning of Section 4001(a)(3) of ERISA or (iii) any Multiemployer Plan. None of the Transferred Entities has or reasonably could have any Liability in respect of post-retirement or post-service health, medical or life insurance benefits for retired, former or current employees or directors, except as required to comply with Section 4980B of the Code or any similar state law provision at the participant’s sole cost.

(e)        Except as set forth on Section 3.11(e) of the Parent Disclosure Schedule, with respect to any Pension Plan or Multiemployer Plan, (i) no withdrawal liability, within the meaning of Section 4201 of ERISA, has been incurred, which withdrawal liability has not been satisfied, (ii) no liability to the Pension Benefit Guaranty Corporation has been incurred by any such plan, which liability has not been satisfied, (iii) no failure to meet the minimum funding standard under Section 412 or 430 of the Code or Section 302 or 303 of ERISA has occurred, (iv) all contributions (including installments) to such plan required by Section 301 of ERISA and Sections 412 or 430 of the Code have been timely made in all material respects, (v) no condition exists or event or transaction has occurred with respect to any such plan that would reasonably be expected to result in Purchaser, any of its Subsidiaries or any Transferred Entity incurring any material liability, fine or penalty for which a reserve or accrual has not been established, (vi) no proceeding has been initiated to terminate such plan, (vii) there has been no “reportable event”, within the meaning of Section 4043 of ERISA, (viii) such plan has not been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed year, (ix) such plan has not applied for or received a waiver of the minimum funding standards or an extension of any amortization period within the meaning of Section 412 of the Code or Section 302 or 303 of ERISA, (x) there are no funding-based limitations, within the meaning of Section 436 of the Code, currently in effect, (x) such plan is not, and is not expected to be, in “critical” or “endangered” status, within the meaning of Section 432 of the Code or Section 305 of ERISA, and (xi) no event has occurred that is expected to result in the incurrence by Purchaser, any of its Subsidiaries or any Transferred Entity of any Liability with respect to the withdrawal or partial withdrawal from, or termination of such plan. To the Knowledge of Parent, neither Parent nor any of its Subsidiaries has engaged in any transaction described in Sections 4069 or 4212(c) of ERISA that could result in any material Liability to Purchaser, any of its Subsidiaries or any Transferred Entity.

(f)        Each Transferred Entity Benefit Plan that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been documented and operated in all material respects in compliance with Section 409A of the Code. Neither Parent nor any Transferred Entity has any obligation to gross-up, reimburse or indemnify any Business Employee or Former Business Employee with respect to any Tax associated therewith.

(g)        With respect to any Benefit Plan, except as would not reasonably be expected to be material to the Transferred Entities and the Business, taken as a whole (i) no Actions are pending or, to the Knowledge of Parent, threatened against any Benefit Plan (other than routine claims for benefits), (ii) to the Knowledge of Parent, no facts or circumstances exist that could reasonably be expected to give rise to any such Actions, (iii) no prohibited transaction or breach of fiduciary duty has occurred with respect to any Transferred Entity and (iv) no lien, Tax or penalty has been imposed under applicable Law.

(h)        Except as contemplated by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in connection with any other event, will (i) accelerate the timing of vesting, funding or payment, or increase the amount, of any compensation or benefits to any Business Employee or any current or former employee or other service provider of any Transferred Entity that would result in Liability to the Transferred Entities or Purchaser or be payable by the Transferred Entities or Purchaser, or (ii) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

(i)        Except as would not reasonably be expected to be material to the Transferred Entities and the Business, taken as a whole, all Transferred Entity Benefit Plans that are subject to the laws of any jurisdiction outside the United States (i) have obtained from the Governmental Entity having jurisdiction, with respect to such Transferred Entity Benefit Plans, any determination or registration required in order to give effect to such Transferred Entity Benefit Plan, (ii) if they are intended to qualify for special tax treatment, satisfy in all material respects the requirements for such treatment and (iii) to the extent providing pension termination indemnities, long-service awards, jubilee payments, post-termination welfare benefits or similar payments or benefits, are set forth on Section 3.11(i) of the Parent Disclosure Schedule and are fully funded or book reserved, as applicable, in accordance with GAAP. No Excluded Participant participates in a Transferred Entity Benefit Plan that is not fully funded or fully insured. For purposes of this Agreement, the term “Excluded Participant” shall mean any participant in a Transferred Entity Benefit Plan who is not a Business Employee or Former Business Employee (or a beneficiary or dependent thereof).

Section 3.12        Employees; Labor Matters.

(a)        Except as set forth in Section 3.12(a) of the Parent Disclosure Schedule, (i) neither Parent nor any of the Transferred Entities is a party to or bound by any collective bargaining or works council agreement or other similar labor union contract with any works council, labor or trade union, employee association, bargaining unit representative or similar employee representative association or entity organization (each, a “Union”) (including any neutrality agreements) (a “Labor Agreement”) applicable to any Business Employees or Former Business Employees, (ii) neither Parent nor any of its Subsidiaries is negotiating or under an obligation to negotiate with any Union, Business Employee or Former Business Employee, and (iii) no Union represents or, to the Knowledge of Parent, purports to represent any Business Employee or Former Business Employee.

(b)        (i) There is no material organizational effort currently being made or, to the Knowledge of Parent, threatened in writing by, or on behalf of, any Union or Business Employees to organize any Business Employees, (ii) no written demand for recognition as the bargaining unit representative has been made by, or on behalf of, any Union, and (iii) since January 1, 2022, there have been no material strikes, lockouts, work stoppages, grievances, arbitrations or other labor disputes or disruptions at or otherwise affecting the Business pending and, to the Knowledge of Parent, threatened.

(c)        Parent has provided to Purchaser a complete and correct list, as of June 6, 2025, of all Business Employees, whether regularly or temporarily employed, by: (i) primary work location (either city and state or country), (ii) the entity that employs them, (iii) job title, (iv) status as full-time or part-time and (v) solely with respect to Business Employees based in the U.S., status as exempt or non-exempt from overtime under applicable wage and hour laws, (vi) whether paid on an hourly, salary or other basis, (vii) if eligible for commissions, incentive pay or other non-discretionary compensation and (viii) visa status (solely for any Business Employee with an employer sponsored work visa) (the “Business Employee Census”). Parent shall deliver to Purchaser, within thirty (30) Business Days following the date hereof, an updated Business Employee Census that includes (A) each Business Employees’ hourly, base salary or other pay, (B) whether or not part of a bargaining unit, and if applicable, the bargaining representative and (C) solely with respect to Business Employees based outside the U.S., status as exempt or non-exempt from overtime under applicable wage and hour laws.

(d)        Except as would not reasonably be expected to be material to the Transferred Entities and the Business, taken as a whole, each of the Transferred Entities or, solely with respect to the Business, Parent or its other Subsidiaries, is and since January 1, 2022 has been in compliance in all material respects with all applicable Laws relating to any Business Employee, Former Business Employee, or other current or former service provider of the Business or otherwise relating to labor and employment practices, including those relating to the terms and conditions of employment, hiring, background checks, training, testing, labor management relations, collective bargaining, wages, hours, overtime, worker classification, equal employment opportunity, discrimination, harassment, retaliation, disability rights and benefits, whistleblowing, notices, privacy, leaves of absence, termination, work authorization, immigration, safety and health, workers compensation, discipline, unemployment compensation, continuation coverage under group health plans, wage payment, the payment and withholding of Taxes, all express or implied employment Contracts with Business Employees, former Business Employees or current or former non-employee workers, and any other labor or employment-related matters (collectively, “Employment Laws”). Except as would not reasonably be expected to be material to the Transferred Entities and the Business, taken as a whole, each of the Transferred Entities and, solely with respect to the Business, Parent or its other Subsidiaries has paid in full to all of their Business Employees, Former Business Employees and other current or former service providers of the Business, or adequately accrued for in accordance with all applicable Laws and accounting standards all compensation and benefits due to or on behalf of such Business Employees, Former Business Employee or other service provider of the Business.

(e)        Except as set forth in Section 3.12(e) of the Parent Disclosure Schedule, there are currently no material Actions pending or threatened in writing, or, to the Knowledge of Parent, orally against the Transferred Entities and, solely with respect to the Business, Parent or its other Subsidiaries by or on behalf of any current or prospective Business Employees, former Business Employees, applicants for employment, any former or current non-employee workers, or otherwise regarding compliance with any Employment Laws, and there have not been any material such Actions pending or threatened in writing, or, to the Knowledge of Parent, orally since January 1, 2022. Since January 1, 2022, the Transferred Entities and, solely with respect to the Business, Parent or its other Subsidiaries, have investigated all allegations of sexual harassment or discriminatory harassment of which they are or were aware and have taken all reasonable and necessary corrective actions with respect to such allegations. No such allegation of sexual or discriminatory harassment would reasonably be expected to result in any material loss to the Transferred Entities and, solely with respect to the Business, Parent or its other Subsidiaries, and no such allegations have been made that, if known to the public, would reasonably be expected to bring the Transferred Entities and, solely with respect to the Business, Parent or its other Subsidiaries into material disrepute.

(f)        Neither the Transferred Entities nor, solely with respect to the Business, Parent or its other Subsidiaries has engaged in or effectuated a “plant closing” or “mass layoff” (in each case, as defined in the Worker Adjustment and Retraining Notification Act or other similar Law (a “WARN Act”)) or other similar reduction in force or redundancy since January 1, 2022, neither the Transferred Entities nor, solely with respect to the Business, Parent or its other Subsidiaries has provided notice of any such expected mass layoff or plant closing, and no such notice past due.

(g)        Parent has provided a materially complete and correct list of all individuals directly engaged on an independent contractor or other non-employee basis by any of the Transferred Entities or, solely with respect to the Business, Parent or any of its other Subsidiaries.

Section 3.13        Real Property.

(a)        Section 3.13(a) of the Parent Disclosure Schedule sets forth a list (including the address), as of the date of this Agreement, that is complete and accurate in all material respects of the real property owned as of the date of this Agreement by Parent or any of its Subsidiaries primarily used in respect of the Business (the “Business Owned Real Property”). (i) The Transferred Entities, as applicable, have or will have as of the Closing fee simple or comparable valid title to all Business Owned Real Property and (ii) in the case of Business Owned Real Property that comprises Specified Jurisdiction Mamba Assets and Liabilities, the Asset Seller Subsidiaries have or will have as of immediately prior to the Closing fee simple or comparable valid title to all Business Owned Real Property owned by the Asset Seller Subsidiaries, in each case of (i) and (ii) free and clear of all Liens, except Permitted Liens. Except as would not reasonably be expected to, individually or in the aggregate, materially and adversely affect the Business or any of the Transferred Entities, neither Parent nor its Subsidiaries has received written notice of any, and, to the Knowledge of Parent, there is no, (i) default by any of the Transferred Entities or the Asset Seller Subsidiaries, as applicable, under any restrictive covenants affecting the Business Owned Real Property, and (ii) event that has occurred and that with the lapse of time or the giving of notice or both would constitute such a default by any of the Transferred Entities or the Asset Seller Subsidiaries, as applicable, under any such restrictive covenants. As of the date of this Agreement, there are no agreements in place (with respect to the Business) relating to the acquisition of real property or the sale of Business Owned Real Property by Parent or any of its Subsidiaries under which the main obligations have not yet been fulfilled.

(b)        Section 3.13(b) of the Parent Disclosure Schedule sets forth a list (including the address), as of the date of this Agreement, that is complete and accurate in all material respects, of the real property leased, subleased, licensed or otherwise occupied by Parent or any of its Subsidiaries primarily in respect of the Business (the “Business Leased Real Property”). Parent has made available to Purchaser complete and accurate copies of each Business Real Property Lease as in effect as of the date of this Agreement. Except as would not reasonably be expected to, individually or in the aggregate, materially and adversely affect the Business or any of the Transferred Entities, the Transferred Entities or Asset Seller Subsidiaries, as applicable, have or will have as of the Closing a leasehold, subleasehold, licensee, or other occupancy interest in all

Business Leased Real Property, free and clear of all Liens, except Permitted Liens. All leases, subleases, licenses and other occupancy agreements for the Business Leased Real Property (the “Business Real Property Leases”) under which Parent or one of its Subsidiaries is a lessee, sublessee, licensee or other occupant are in full force and effect and are enforceable in accordance with their respective terms, subject to the Enforceability Exceptions, except as would not reasonably be expected to, individually or in the aggregate, materially and adversely affect the Business or any of the Transferred Entities. Neither Parent nor its Subsidiaries has received any written notice of any, and, to the Knowledge of Parent, there is no, default by any Person under any such lease or sublease affecting the Business Leased Real Property, and no event has occurred or is reasonably expected to occur that (with or without notice, lapse of time or both) would constitute a breach or default or permit termination, modification or acceleration thereunder, except in each case as would not reasonably be expected to be, individually or in the aggregate, material to the Business or any of the Transferred Entities, taken as a whole. Within the last twelve (12) months before the date of this Agreement, neither the Parent nor one of its Subsidiaries have received any written notice of termination of any lessor under a Business Real Property Lease. Neither the Parent nor any one of its Subsidiaries has, within such period, given any written notice of termination in respect of any Business Real Property Leases.

(c)        Section 3.13(c) of the Parent Disclosure Schedule sets forth a list, as of the date of this Agreement, that is complete and accurate in all material respects, of the real property used by both the Business and the other businesses of the Parent Group (each, a “Shared Location”) and identifies whether each such Shared Location is owned or leased.

(d)        Except in each case as would not reasonably be expected to be, individually or in the aggregate, material to the Business or any of the Transferred Entities, taken as a whole, (i) there are no pending or threatened in writing condemnation or similar proceedings related to any material portions of any Business Owned Real Property or, to the Knowledge of Parent, Business Leased Real Property, and (ii) the Business Owned Real Property and the Business Leased Real Property and all buildings, fixtures and other improvements thereon are in good condition and repair (reasonable wear and tear excepted) and are sufficient for the uses for which such real property and the buildings, fixtures and other improvements thereon are currently used.

(e)        Except as set forth on Schedule 3.13(e) of the Parent Disclosure Schedule and for shared use of Shared Locations by Parent and its Subsidiaries, there are no subleases, concessions or other contracts granting to any Person (other than a Transferred Entity) the right to use or occupy any Business Owned Real Property or Business Leased Real Property or any portion thereof.

Section 3.14        Taxes.

(a)        All income and other material Tax Returns required to be filed by, or with respect to, any Transferred Entity and the Specified Jurisdiction Mamba Assets and Liabilities have been timely filed (taking into account applicable extensions) and all such Tax Returns are true, correct and complete.

(b)        All income and other material Taxes of any Transferred Entity or with respect to the Specified Jurisdiction Mamba Assets and Liabilities due and payable have been timely and duly paid (whether or not shown on any Tax Return).

(c)        No Tax Proceeding with respect to any income or other material Taxes of the Transferred Entities or the Specified Jurisdiction Mamba Assets and Liabilities is pending or being threatened in writing by any Tax authority. No deficiency for any income or other material Taxes with respect to any Transferred Entity or the Specified Jurisdiction Mamba Assets and Liabilities has been claimed, proposed or assessed in writing, in each case, which deficiency has not yet been fully settled or, if applicable, paid in full.

(d)        No extension or waiver of any statute of limitations on the assessment of any Taxes has been granted or agreed to by the Transferred Entities, which is currently in effect.

(e)        Each of the Transferred Entities has complied with all applicable Laws relating to the collection and withholding of Taxes (including any employment tax and social security deduction rules).

(f)        No written claim has been made by any Tax authority in a jurisdiction where a Transferred Entity does not file Tax Returns that such Transferred Entity is or may be subject to taxation by that jurisdiction.

(g)        There are no Liens with respect to Taxes on any of the assets of any Transferred Entity or on the Specified Jurisdiction Mamba Assets and Liabilities, other than Permitted Liens.

(h)        No Transferred Entity (i) is party to or bound by any Tax Sharing Agreement or (ii) has any liability for Taxes of any Person (other than any other Transferred Entity or any member of the Parent Group) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of U.S. state or local or non-U.S. Law), as a transferee or successor, or by Contract (excluding pursuant to commercial agreements the primary purpose of which does not relate to Taxes).

(i)        Each Transferred Entity has materially complied with all statutory requirements, orders, provisions, directions or conditions relating to VAT.

(j)        No Transferred Entity will be required to include any material item of income in, or exclude any material item of deduction from, Taxable income for any Post-Closing Period as a result of (i) the use of an incorrect method of accounting, or a change in method of accounting for a Taxable period ending prior to the Closing, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) or any other similar or comparable agreement with a Governmental Entity executed prior to the Closing, (iii) an installment sale or open transaction disposition made prior to the Closing, (iv) Section 951 and 951A of the Code with respect to any income arising on or before the Closing Date or (v) any prepaid amount received or deferred revenue accrued prior to the Closing outside of the ordinary course of business. No Transferred Entity has any liability in connection with Section 965 of the Code.

(k)        Section 3.14(k) of the Parent Disclosure Schedule is an accurate listing of the U.S. federal income Tax entity classification of each Transferred Entity, subject to any modifications resulting from the Pre-Closing Restructuring Plan.

(l)        No Transferred Entity organized outside of the United States (i) is or has ever been a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or (ii) is treated as a U.S. corporation under Section 7874(b) of the Code.

(m)        No Transferred Entity has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any corresponding or similar provision of state, local or foreign Tax Law).

(n)        No Transferred Entity has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the two-year period ending on the date hereof in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(o)        No Transferred Entity has received, nor is any request currently pending for, any private letter ruling, administrative relief or technical advice from any Governmental Entity that relates to Taxes or Tax Returns of any Transferred Entities that will be binding in any Post-Closing Period.

(p)        The Transferred Entities have complied with Laws regarding escheatment or abandoned or unclaimed property in all material respects.

(q)        As of the date hereof, no Transferred Entity derives fifty percent (50%) or more of its value from its operations in India, computed as prescribed under the (Indian) Income tax Act, 1961 read with Income Tax Rules, 1962.

No provision of this Section 3.13(a) or otherwise in this Agreement shall be construed as a representation or warranty with respect to (A) the existence, amount, expiration date or limitations on, or availability of, any Tax attribute, including net operating losses, capital losses, Tax credits, and Tax basis, of, for, or with respect to any Person for any Post-Closing Period, (B) other than as set forth in Section 3.14(j), any Taxes attributable to, or arising in, any Post-Closing Period or (C) any Parent Tax Return.

Section 3.15        Environmental Matters.

(a)        The Transferred Entities and the Business, including the facilities and operations on the Business Owned Real Property and the Business Leased Real Property are, and since January 1, 2022, have been, in compliance with applicable Environmental Laws, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business or any of the Transferred Entities, taken as a whole.

(b)        Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business or any of the Transferred Entities, taken as a whole (i) the Transferred Entities possess or will possess as of the Closing all Business Environmental Permits, (ii) each such Business Environmental Permit is in full force and effect, (iii) no appeals or other

Actions are pending or, to the Knowledge of Parent, threatened with respect to the issuance, terms or conditions of any such Business Environmental Permit, and (iv) neither Parent nor any Subsidiary of Parent has received, since January 1, 2022 (or earlier if unresolved), any written notice or other written communication from any Governmental Entity or other Person regarding any revocation, withdrawal, non-renewal, suspension, cancellation, adverse modification or termination of any such Business Environmental Permit.

(c)        Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business or any of the Transferred Entities, taken as a whole, neither Parent nor any Subsidiary of Parent has, since January 1, 2022 (or earlier if unresolved), received any written notice alleging any violation of any Environmental Law or Business Environmental Permit with respect to (i) any Business Owned Real Property, (ii) any Business Leased Real Property, (iii) any formerly owned, operated or leased properties of the Business or (iv) the operations of the Business.

(d)        No Action is pending or threatened in writing, or, to the Knowledge of Parent, orally, that asserts any actual or potential Environmental Liability relating to, arising out of or resulting from the Business or the operations of the Transferred Entities that would reasonably be expected to be, individually or in the aggregate, material to the Business or any of the Transferred Entities, taken as a whole.

(e)        No Environmental Condition exists on or at any (i) Business Owned Real Property, (ii) Business Leased Real Property or (iii) to the Knowledge of Parent, properties formerly owned, operated or leased by the Business, in each case, that has imposed or would reasonably be expected to impose an Environmental Liability on the Transferred Entities that would reasonably be expected to be, individually or in the aggregate, material to the Business or any of the Transferred Entities, taken as a whole.

(f)        Neither Parent nor any of its Subsidiaries has generated, used, handled, transported, treated, stored or Released, arranged for the transportation or disposal of, or exposed any Person to, any Regulated Substance in a manner or concentration that has resulted or would reasonably be expected to result in an Environmental Liability of any Transferred Entity, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business or any of the Transferred Entities, taken as a whole.

(g)        Neither Parent nor any of its Subsidiaries (solely with respect to the Business) nor any Transferred Entity, has contractually assumed any Environmental Liability or indemnified any third party for any Environmental Liability, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business or any of the Transferred Entities, taken as a whole.

(h)        Parent has made available to Purchaser copies of all material environmental audits, assessments, reports and other material environmental documents relating to the Business, the Transferred Entities, the Business Owned Real Property or Business Leased Real Property, in each case, that are in Parent’s or any of its Subsidiaries’ possession or under their reasonable control.

Section 3.16        Material Contracts.

(a)        Section 3.16(a) of the Parent Disclosure Schedule sets forth as of the date of this Agreement a true, complete and accurate list of the below described Contracts (other than (x) purchase orders and invoices entered into in the ordinary course of business, which need not be listed on Section 3.16(a) of the Parent Disclosure Schedule, but shall nonetheless constitute Business Material Contracts for purposes of this Agreement, and (y) Seller Benefit Plans and Transferred Entity Benefit Plans, Contracts exclusively relating to the Retained Businesses and Business Real Property Leases) to which (1) any Transferred Entity is a party or (2) to which (other than with respect to a Mamba Shared Contract) any member of the Parent Group is a party and which are used primarily or exclusively for the conduct of, or entered into primarily or exclusively for the benefit of, or relate to, the Business (such Contracts required to be set forth on Section 3.15(a) of the Parent Disclosure Schedule (including if entered into after the date of this Agreement), the “Business Material Contracts”):

(i)        any Contract with the fifteen (15) largest customers of the Business, measured by the aggregate amount for which each such customer was invoiced by Parent and its Subsidiaries in connection with products and services provided by the Business during the period from January 1, 2024 to December 31, 2024 (each, a “Material Customer”);

(ii)        any Contract with the top fifteen (15) largest suppliers of the Business, measured by the aggregate amount for which each such supplier invoiced Parent and its Subsidiaries in connection with products and services received by the Business during the period from January 1, 2024 to December 31, 2024 (each a “Material Supplier”);

(iii)        any Contract containing any express obligations of the Business to make future capital expenditures in excess of $3,000,000;

(iv)        any joint venture, strategic alliance or material partnership or other similar Contract;

(v)        any Contract relating to the acquisition or disposition of, or investment in, any Person or business, or any material portion of the assets or liabilities thereof (whether by merger, sale of stock, sale of assets or otherwise), (A) entered into since January 1, 2020 or (B) under which the Business or any Transferred Entity has a material obligation, including with respect to an “earn out,” contingent purchase price or similar contingent payment obligation, indemnification obligations or otherwise;

(vi)        any Contract that imposes fixed pricing, fixed volume or spend, material minimum payment, “take or pay” requirements, most favored nations or most favored customer status, rights of first offer or last offer, in each case, that restricts or impacts the Business in any material respect;

(vii)        any Contract containing covenants that restrict or limit the ability of the Transferred Entities or the Business to freely engage or to compete in any business or with any Person or in any geographic area, in each case, that restricts or impacts the Business in any material respect;

(viii)        any Labor Agreement applicable to any Business Employees or Former Business Employees;

(ix)        any Contract pursuant to which (A) any of the Transferred Entities licenses from, or is otherwise permitted by, a third party to use any material Intellectual Property, (B) Parent or an Affiliate thereof (other than any Transferred Entity) licenses from any third party any material Intellectual Property that it exclusively uses in connection with or holds for use by the Business, (C) a third party licenses any material Business Intellectual Property from Parent or an Affiliate thereof, or (D) material Business Intellectual Property is being or has been developed or invented, in each case of clauses (A) - (D) other than Incidental IP Contracts;

(x)        any Contract evidencing (A) Indebtedness under clauses (a), (b), (c) or (d) of the definition thereof with respect to the Business that is a Mamba Liability or would bind Purchaser or any of its Affiliates (including any of the Transferred Entities) following the Closing, in each case, with an outstanding principal amount in excess of $3,000,000, (B) any Liens (other than Permitted Liens) securing Indebtedness described in the preceding clause (A) on any property or asset (tangible or intangible) of any Transferred Entity or the Business, or (C) any guarantee of Indebtedness described in the preceding clause (A) by Transferred Entities for the obligations of any other Person (other than another Transferred Entity);

(xi)        any Contract relating to the lease, sublease, license use or operation of any property (other than the Business Leased Real Property and any Intellectual Property) owned by any other Person and which involves payments of greater than $3,000,000 during any twelve (12)-month period;

(xii)        any Mamba Shared Contract that, with respect to the portion of the Mamba Shared Contract that constitutes a Mamba Asset, that either (i) by its terms calls for annual payments of at least $6,000,000 (in the aggregate and accounting for both inflows and outflows) in any individual year remaining during the term of such Mamba Shared Contract or (ii) resulted in annual payments of at least $6,000,000 (in the aggregate and accounting for both inflows and outflows) in the fiscal year ended December 31, 2023 or December 31, 2024;

(xiii)        any Contract pursuant to which Parent or any of its Subsidiaries has agreed to indemnify any Person, other than commercial contracts entered into in the ordinary course of business the primary purpose of which is not indemnification;

(xiv)        any Contract (A) entered into since January 1, 2022 involving any resolution or settlement of any actual or threatened Action or other dispute for a settlement amount of greater than $3,000,000, or (B) involving non-monetary or equitable relief, under which any Transferred Entity or the Business has any outstanding obligations; and

(xv)        any Intercompany Arrangement other than Contracts that will be terminated prior to Closing pursuant to Section 5.8;

(b)        Parent has made available to Purchaser complete and accurate copies of each Business Material Contract as in effect as of the date of this Agreement. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business or the Transferred Entities, taken as a whole, (i) each Business Material Contract is (A) a legal, valid and binding obligation of Parent or a Subsidiary thereof, as applicable, and, to the Knowledge of Parent, each counterparty and (B) is in full force and effect, (ii) neither Parent and its applicable Subsidiaries nor, to the Knowledge of Parent, any other party thereto, is in breach of, or in default under, any such Business Material Contract (excluding for the purposes of clause (i) and (ii) hereof, purchase orders and invoices), and (iii) no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by Parent or any of its applicable Subsidiaries, or, to the Knowledge of Parent, any other party thereto. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business or the Transferred Entities, taken as a whole, neither Parent nor any of its Subsidiaries has (x) received written notice of a breach or default on the part of Parent or any of its Subsidiaries under, or a dispute in respect of, any such Business Material Contract (excluding purchase orders and invoices), or (y) except in the ordinary course of business, has waived (in writing) any right under any Business Material Contract.

Section 3.17        Intellectual Property; Privacy and Data Security.

(a)        Section 3.17(a) of the Parent Disclosure Schedule sets forth a complete and accurate list of all existing registrations and pending applications for Patents, Marks, Copyrights and Internet domain names included in the Business Intellectual Property, as well as material unregistered Marks included in the Business Intellectual Property. All of the Registered Business Intellectual Property is subsisting and, to the Knowledge of Parent, valid and enforceable. No third party holds any Lien (other than any Permitted Lien) in or to any of the Business Intellectual Property, and to the Knowledge of Parent, no third party’s consent is required to assign ownership of any Business Intellectual Property. None of Parent, its Affiliates, or any Transferred Entity has granted an exclusive outbound license under any of the SPICER Marks (as such term is defined in the Spicer Trademark License Agreement) that is currently in effect.

(b)        Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business or the Transferred Entities, taken as a whole: (i) there is no opposition or cancellation Action pending against the Transferred Entities concerning the ownership, validity or enforceability of any Business Intellectual Property (other than ordinary course proceedings related to the application for any item of Business Intellectual Property); (ii) since January 1, 2022 (x) to the Knowledge of Parent, there has been no infringement, misappropriation, or other violation, or any written allegation made by any Transferred Entity thereof, of any Business Intellectual Property and (y) the operation of the Business has not infringed, misappropriated or otherwise violated any Intellectual Property of any third party; and (iii) neither Parent, nor any of its Affiliates nor the Transferred Entities has received any written notice since January 1, 2022 alleging that any of the Business operations infringe, misappropriate or otherwise violate the Intellectual Property of any other Person (or, to the Knowledge of Parent, offering to grant or enter into discussions regarding the grant of any license of such Intellectual Property for such operations).

(c)        Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, to the Knowledge of Parent, giving effect to the Pre-Closing Restructuring and the transactions contemplated under clauses (i)-(iii) of Section 5.5(e), subject to receipt of any consents set out in Section 3.4(b) and Section 5.5(a) of the Parent Disclosure Schedule as to Intellectual Property licensed on an inbound basis pursuant to Transferred Contracts or Mamba Shared Contracts (in each case, other than Incidental IP Contracts) (“In-Licensed Intellectual Property”), and aside from any Intellectual Property licensed to Purchaser under any of the Ancillary Agreements, immediately following the Closing, (i) Purchaser and the Transferred Entities will have the same ownership rights in the Business Intellectual Property as Parent and its Affiliates (including the Transferred Entities) and the same rights to use In-Licensed Intellectual Property, in each case as they had with respect to the Business immediately prior to the Pre-Closing Restructuring, and (ii) Purchaser and the Transferred Entities will not be subject to any requirement triggered by the consummation of the transactions contemplated herein to pay additional royalties or other consideration for the continued use of any material In-Licensed Intellectual Property beyond those payable immediately prior to the Pre-Closing Restructuring.

(d)        Each of Parent, its Affiliates and the Transferred Entities, as applicable, have taken commercially reasonable steps to protect and maintain as trade secrets under applicable Law any material Trade Secrets included in the Business Intellectual Property, including material Software source code included in such Trade Secrets. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, to the Knowledge of Parent, since January 1, 2022, there have been no unauthorized uses or unauthorized disclosures of any such Trade Secrets.

(e)        All material Intellectual Property invented, created or developed by employees or contractors engaged by the Transferred Entities or on behalf of the Business has been assigned by present tense assignment to Parent, an Affiliate thereof, or a Transferred Entity, unless ownership of such Intellectual Property vests in Parent, an Affiliate thereof, or a Transferred Entity in the absence of such assignment by operation of Law. There are no material outstanding compensation claims of current or former employees, contractors, (managing) directors or other executives against Parent, an Affiliate thereof, or a Transferred Entity, in relation to such Intellectual Property. Moreover, the Parent Group entity or Transferred Entity that is the employer of such employees has complied in all material respects with applicable Law concerning employee remuneration with respect to any such Intellectual Property invented, created or developed within the scope of employment.

(f)        The execution, delivery and performance and the consummation of the transactions contemplated herein will not contravene, conflict with or result in any limitation on any Transferred Entity’s or Purchaser’s right, title, or interest in any material Business Intellectual Property.

(g)        Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, since January 1, 2022, there has been no failure, breakdown or other material substandard performance of the Information Systems used by the Business that has caused any material disruption or interruption to the Business.

(h)        Parent and its Affiliates and the Transferred Entities employ commercially reasonable physical, administrative and technical measures designed to protect the confidentiality, integrity and security of the Information Systems used by the Business and all information or processed thereby from any unauthorized access or use.

(i)        Each of the Transferred Entities and, to the Knowledge of Seller Parent, all affiliates or third parties with respect to the processing of Personal Data on behalf of any Transferred Entity (each, a “Data Partner”) has been in material compliance with all applicable (i) Data Protection Laws; (ii) published external policies or notices related to the privacy, security of processing of Personal Data; and (iii) Contracts related to the privacy, security or processing of Personal Data (collectively, the “Privacy Requirements”), in each case since January 1, 2022.

(j)        Since January 1, 2022, each Transferred Entity has implemented, maintained and materially complied with, and has used commercially reasonable efforts to require Data Partners to implement and maintain technical physical and organizational safeguards designed to protect Personal Data and confidential information against any unauthorized, unlawful or accidental processing of Personal Data (a “Security Incident”). Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business or any of the Transferred Entities, taken as a whole, and except as disclosed in Section 3.17(j) of the Parent Disclosure Schedule, no Transferred Entity or, to the Knowledge of Seller Parent, Data Partner, has experienced a material Security Incident impacting Personal Data processed by or on behalf of any Transferred Entity.

(k)        Except as disclosed in Section 3.17(k) of the Parent Disclosure Schedule, in relation to any Security Incident or violation of applicable Privacy Requirement, no Transferred Entity has (i) notified, or been required to notify, any Person; or (ii) received any written claim, complaint, fine or order from, or, to the Knowledge of Seller Parent, been the subject of any investigation, audit, litigation or other proceeding by, any Person, in each case since January 1, 2022.

Section 3.18        Intercompany Arrangements. Section 3.18 of the Parent Disclosure Schedule sets forth a complete and accurate list as of the date of this Agreement of all Contracts (including any cash pooling arrangements) between or among any Transferred Entity, on the one hand, and any member of the Parent Group, on the other hand (each such Contract, whether or not set forth on Section 3.18 of the Parent Disclosure Schedule, an “Intercompany Arrangement”), in each case, other than Contracts that will be terminated prior to Closing pursuant to Section 5.8.

Section 3.19        Title and Sufficiency of Assets.

(a)        At the Closing, taking into account and giving effect to the Pre-Closing Restructuring, this Agreement and all of the Ancillary Agreements (including the rights, benefits and services made available in the Transition Services Agreement) and assuming all consents, authorizations, assignments, amendments and Permits necessary in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements have been obtained, (i) the Transferred Entities and the Asset Seller Subsidiaries will have, and will, as applicable, convey, transfer and assign and deliver to Purchaser at the Closing, good and valid title to or, where applicable, have a valid and enforceable leasehold interest in or the right to use, the Mamba Assets (including by means of ownership of rights pursuant to licenses or other Contracts) and (ii) the Mamba Assets, together with the rights and authorizations granted and products supplied under the Ancillary Agreements, shall constitute all of the assets, properties and rights necessary to conduct the Business in substantially the same manner in all respects as conducted as of the date of this Agreement and immediately prior to the Closing; provided, however, that nothing in this Section 3.19 shall be deemed to constitute a representation or warranty as to the adequacy of amounts of cash or working capital (or the availability of the same) or regarding the infringement, misappropriation or other violation of any Intellectual Property.

(b)        Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business or the Transferred Entities, taken as a whole, the tangible Mamba Assets are in good condition, reasonable wear and tear excepted.

Section 3.20        Brokers. No broker, finder or investment banker, other than Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, is or will be entitled to any brokerage, finder’s or other fee or commission from Parent or any its Affiliates in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 3.21        Material Customers; Material Suppliers. Section 3.21 of the Parent Disclosure Schedule sets forth a complete and accurate list of the Material Customers and Material Suppliers. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business or the Transferred Entities, taken as a whole, none of Parent or any of its Subsidiaries (solely with respect to the Business, the Transferred Entities, the Mamba Assets or the Mamba Liabilities) has received any notice in writing, or, to the Knowledge of Parent, orally, from any Material Customer or Material Supplier indicating that such Material Customer or Material Supplier intends to terminate or materially modify the terms of their relationship with Parent or any of its Subsidiaries (solely with respect to the Business, the Transferred Entities, the Mamba Assets or the Mamba Liabilities), whether as a result of the consummation of the transactions contemplated by this Agreement or otherwise.

Section 3.22        Insurance. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business or the Transferred Entities, taken as a whole, all material Non-Affiliate Insurance policies are legal, valid, binding and enforceable in accordance with their terms, are in full force and effect, all insurance premiums due thereon have been paid in full when due, Parent and its Subsidiaries have complied in all material respects with the terms of such Non-Affiliate Insurance policies, and no notice of cancellation or termination has been issued or received by Parent or any of its Affiliates with respect to any such Non-Affiliate Insurance policy. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business or the Transferred Entities, taken as a whole, all Actions covered by the Non-Affiliate Insurance policies (solely as it relates to the Business) have been properly and timely reported and accepted, and there is no material Action under any Non-Affiliate Insurance policy (solely as it relates to the Business) as to which Parent or any of its Affiliates has received written or, to the Knowledge of Parent, oral notice that coverage has been denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights.

Section 3.23        Product Liability. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business or the Transferred Entities, taken as a whole, (a) none of Parent or any of its Subsidiaries has, since January 1, 2022, received written or, to the Knowledge of Parent, oral notice of, or has been a party or subject to, any Action relating to bodily or personal injury, death, or property or economic damages, any Action for punitive or exemplary damages, any Action for contribution or indemnification, or any Action for injunctive relief, in each such case, in connection with any product manufactured, marketed, sold or distributed, or service provided, by any Transferred Entity or member of Parent Group (solely with respect to the Business) (such Actions, “Product Actions”), and (b) no Transferred Entity or any member of Parent Group (solely with respect to the Business) has been required to file any notification or other report with or provide information to any Governmental Entity or product safety standards group concerning actual or potential defects or hazards with respect to any product manufactured, modified, maintained, marketed, sold or distributed by Parent or any of its Subsidiaries or otherwise in connection with Product Actions. Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, since January 1, 2022, no Transferred Entity or any member of Parent Group (solely with respect to the Business) has committed any act or omission that would reasonably be expected to result in, and no facts or circumstances exist that would reasonably be expected to give rise to, (i) any product liability whether or not covered by insurance or any third party indemnity, or (ii) any costs to cure any breach of warranty or failure to meet or exceed product or service specifications.

Section 3.24        No Other Representations or Warranties; No Reliance. Parent acknowledges and agrees that, except for the representations and warranties contained in Article IV and in any certificate delivered pursuant to Section 8.3(c), neither Purchaser nor any other Person or entity on behalf of Purchaser has made or makes, and Parent and its Affiliates have not relied upon, any representation or warranty, whether express or implied at law or equity, with respect to Purchaser or its Affiliates or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Parent or any of its Representatives by or on behalf of Purchaser or any Representative thereof. Parent acknowledges that no Representative of Purchaser or the Transferred Entities has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in Article IV or in any certificate delivered pursuant to Section 8.3(c) and subject to the limited remedies herein provided. Parent further acknowledges and agrees that neither Purchaser nor any Affiliate thereof, or any other Person or entity on behalf of Purchaser or any Affiliate thereof, has made or makes, and Parent has not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Parent or any of its Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Purchaser, its Subsidiaries or its Affiliates. Parent and its Subsidiaries disclaim any other representations or warranties except for the representations and warranties contained in Article IV and in any certificate delivered pursuant to Section 8.3(c), whether made by Purchaser or any of its Representatives.

Article IV

REPRESENTATIONS AND WARRANTIES
OF PURCHASER

Purchaser hereby represents and warrants to Parent as follows:

Section 4.1        Organization and Qualification. Purchaser and each Affiliate of Purchaser that is a party to any Ancillary Agreement is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Purchaser and each Affiliate of Purchaser that is a party to any Ancillary Agreement has all requisite corporate or other organizational power and authority to own or lease its property and assets and to carry on its businesses and is duly licensed or qualified to do business and is in good standing as a foreign corporation or other legal entity in each other jurisdiction where the conduct of its business or the ownership or lease of its properties or assets requires such license or qualification, except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.2        Authority Relative to this Agreement. Purchaser and each Affiliate of Purchaser that is a party to any Ancillary Agreement has all necessary corporate or similar power and authority, and has taken all corporate or similar action necessary, to execute, deliver and perform this Agreement and the Ancillary Agreements and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof. No vote or other approval of the equityholders of Purchaser is required in connection with the execution, delivery or performance of this Agreement and the Ancillary Agreements or to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof, whether by reason of applicable Law, the organizational documents of Purchaser, the rules or requirements of any securities exchange, or otherwise. This Agreement has been duly and validly authorized, executed and delivered by Purchaser, and, assuming the due authorization, execution and delivery of this Agreement by Parent will constitute, and each Ancillary Agreement when executed and delivered by Purchaser or its applicable Subsidiaries, and, assuming the due authorization, execution and delivery of such Ancillary Agreement by Parent or the applicable Subsidiary of Parent, will constitute, a valid, legal and binding agreement of Purchaser and/or its applicable Subsidiaries, enforceable against Purchaser and/or such Subsidiaries in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.3        Consents and Approvals; No Violations. No filing with or notice to, and no Permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Purchaser or any of its Subsidiaries for the execution, delivery and performance by Purchaser and/or its Subsidiaries, as applicable, of this Agreement or any Ancillary Agreement or the consummation by Purchaser and/or its Subsidiaries, as applicable, of the transactions contemplated hereby or thereby, except (a) compliance with any applicable requirements of any Competition and Foreign Investment Laws as set forth on Section 3.4 of the Parent Disclosure Schedule, (b) compliance with any Permits relating to the Business or (c) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. Assuming compliance with the items described in clauses (a) through (c) of the preceding sentence, neither the execution, delivery and performance of this Agreement or any Ancillary Agreement by Purchaser and/or its Subsidiaries, as applicable, nor the consummation by Purchaser and/or its Subsidiaries, as applicable of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach, violation or infringement of any provision of their respective articles of incorporation, by-laws, or other organizational documents of Purchaser or its applicable Subsidiaries, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default under, or require the consent, approval, notice or authorization of or filing with any other Person (or give rise to the creation of any Lien, except for Permitted Liens, or any right of payment, termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Purchaser or any of its applicable Subsidiaries or any of their respective properties or assets are bound, or (iii) violate any Law applicable to Purchaser or any of its applicable Subsidiaries or any of their respective properties or assets, except, in the case of clause (ii) or clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.4        Litigation. (a) There is no, and since January 1, 2022, there has not been any Action pending or, to the Knowledge of Purchaser, threatened in writing, against Purchaser or any of its Subsidiaries except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, and (b) neither Purchaser nor any of its Subsidiaries is and since January 1, 2022, has been, subject to any outstanding Order, except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.5        Brokers. No broker, finder, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission from Purchaser or any of its Subsidiaries in connection with the transactions contemplated by this Agreement and the Ancillary Agreements based on any agreements, arrangements or understandings made by or on behalf of Purchaser or any of its Affiliates for which Parent or any of its Subsidiaries (other than any Transferred Entity) or, prior to the Closing, any Transferred Entity, would be liable.

Section 4.6        Solvency. As of the Closing, after giving effect to the transactions contemplated by this Agreement and any indebtedness being incurred in connection herewith, and assuming satisfaction of the conditions set forth in Section 8.2, Purchaser and the Transferred Entities will not (i) be insolvent (either because their financial condition is such that the sum of their debts (including a reasonable estimate of the amount of all contingent liabilities) is greater than the fair value of its assets, or because the present fair saleable value of their assets will be less than the amount required to pay its probable liability on their debts as they become absolute and matured), (ii) have unreasonably small capital with which to engage in their business or (iii) have incurred or plan to incur debts beyond their ability to pay as they become absolute and matured. No transfer of property is being made, and no obligation is being incurred, in connection with the transactions contemplated by this Agreement and the Ancillary Agreements with the intent to hinder, delay or defraud either present or future creditors of Purchaser or the Transferred Entities.

Section 4.7        Financial Ability. As of the date of this Agreement, the Debt Financing when funded in accordance with the Debt Commitment Letter (and giving effect to any “flex” provision in or related to the Debt Commitment Letter (including with respect to fees and original issue discount)) will provide to Purchaser, together with cash on hand and other sources of available cash, sufficient unrestricted cash in immediately available funds to pay the Closing Purchase Price and all other amounts required to be paid by Purchaser hereunder on the Closing Date, and perform its obligations under this Agreement and the Ancillary Agreements and, in each case, all fees, costs, expenses and other amounts payable by Purchaser or its Subsidiaries in order to consummate the transactions contemplated by this Agreement (collectively, the “Required Amount”).

Section 4.8        Investment Decision. Purchaser is acquiring the Shares for investment and not with a view toward or for the sale in connection with any distribution thereof, or with any present intention of distributing or selling such Shares. Purchaser acknowledges that the Shares have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that such Shares may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable.

Section 4.9        Independent Investigation. Purchaser acknowledges and agrees that it (a) has completed its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology, management and prospects of the Transferred Entities and the Business as it deemed appropriate, and based thereon, has formed an independent judgment concerning the Transferred Entities, the Mamba Assets, the Mamba Liabilities and the Business and (b) has been furnished with, or given access to, projections, forecasts, estimates, appraisals, statements, data or information about the Transferred Entities, the Mamba Assets, the Mamba Liabilities and the Business, adequate for such purposes. In entering into this Agreement, Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of any of Parent, the Transferred Entities or their respective Representatives (except the representations and warranties of Parent expressly set forth in Article III or in any certificate delivered pursuant to Section 8.2(d)). Purchaser hereby acknowledges and agrees that (except in respect of the representations and warranties of Parent expressly set forth in Article III or in any certificate delivered pursuant to Section 8.2(d)) none of Parent, the Transferred Entities or their respective Representatives or any other Person will have or be subject to any Liability to Purchaser, or any of its Representatives or any other Person resulting from the distribution to Purchaser, or its Representatives of, or Purchaser’s, or its Representatives’ use of, any information relating to Parent, the Transferred Entities or the Business, including any information, documents or material made available to Purchaser, its Affiliates or their respective Representatives, whether orally or in writing, in any data room, any management presentations (formal or informal), functional “break-out” discussions, responses to questions submitted on behalf of Purchaser or its Representatives or in any other form in connection with the transactions contemplated by this Agreement. Purchaser further acknowledges that no Representative of Parent or the Transferred Entities has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement or in any certificate delivered pursuant to Section 8.2(d) and subject to the limited remedies herein provided. Purchaser acknowledges that, should the Closing occur, Purchaser shall acquire the Transferred Entities without any representation or warranty as to merchantability or fitness thereof for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement.

Section 4.10        No Other Representations or Warranties; No Reliance. Purchaser acknowledges and agrees that the only representations and warranties made by Parent or any of its Affiliates, or any other Person or entity on behalf of Parent or any of its Affiliates, are the ones expressly set forth in Article III or in any certificate delivered pursuant to Section 8.2(d), and Purchaser and its Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the Business, Parent, the Transferred Entities or any Affiliate thereof, or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Purchaser or its Representatives by or on behalf of Parent or any Representative thereof. Subject to and without limiting any of the Parent’s or any of its Subsidiaries representations, warranties, covenants and agreements contained in this Agreement, Purchaser acknowledges that no Representative of Parent has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in Article III or in any certificate delivered pursuant to Section 8.2(d) and subject to the limited remedies herein provided. Purchaser further acknowledges that none of Parent or any Affiliate thereof, or any other Person or entity on behalf of Parent or any Affiliate thereof, has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Purchaser or any of its Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Parent, the Transferred Entities or any Affiliates thereof or the Business or with respect to any future Environmental Laws. Purchaser acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered pursuant to Section 8.2(d), none of Parent or any Affiliate thereof, or any other Person or entity on behalf of Parent or any Affiliate thereof, has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to the Dana Assets or the Dana Liabilities, except as expressly set forth in Article III or the Ancillary Agreements. Purchaser and its Subsidiaries disclaim any representations or warranties except as expressly set forth in Article IV or in any certificate delivered pursuant to Section 8.2(d), whether made by Purchaser or any of its Representatives.

Section 4.11        Debt Financing.

(a)        Purchaser is a party to and has accepted a fully executed debt commitment letter dated as of the date hereof (together with all exhibits, annexes and schedules thereto, the “Debt Commitment Letter”), from the Financing Entities named therein relating to the commitment of the Financing Entities, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein. The debt financing committed pursuant to the Debt Commitment Letter is collectively referred to in this Agreement as the “Debt Financing.”

(b)        Purchaser has delivered to Parent a true, correct and complete copy of the executed Debt Commitment Letter and any fee letter related thereto, subject, in the case of such fee letter, to redaction solely of fee and pricing provisions that are customarily redacted in connection with transactions of this type and that would not in any event affect the conditionality, enforceability, availability, timing or amount of the Debt Financing (the “Fee Letter”).

(c)        Except as expressly set forth in the Debt Commitment Letter, there are no conditions precedent to the obligations of the Financing Entities to provide the Debt Financing or any conditions precedent that would permit the Financing Entities to reduce the total amount of the Debt Financing, impose any additional conditions precedent to the availability of the Debt Financing or that would affect the timing or termination of the Debt Financing, including any condition relating to the amount or availability of the Debt Financing pursuant to any “flex” provision. Assuming the satisfaction or waiver of the conditions in Section 8.2, Purchaser does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Debt Commitment Letter and Fee Letter on or prior to the Closing Date, nor does Purchaser have knowledge that any Financing Entity will not perform its respective obligations thereunder. Other than the Debt Commitment Letter and Fee Letter, there are no side letters, understandings or other agreements, contracts or arrangements of any kind (written or oral) relating to the funding of the full amount of the Debt Financing or that would affect the availability or conditionality of the Debt Financing or the enforceability of the Debt Commitment Letter.

(d)        As of the date hereof, each of the Debt Commitment Letter and Fee Letter, in the forms so delivered to Parent, constitutes the legal, valid, binding and enforceable obligations of Purchaser and, to the knowledge of Purchaser, all the other parties thereto (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity) and are in full force and effect. As of the date hereof, no event has occurred which (with or without notice, lapse of time or both) would (i) constitute a breach or failure to satisfy a condition under the terms and conditions of the Debt Commitment Letter or (ii) result in any portion of the Debt Financing required to pay the Required Amount being unavailable on the Closing Date. Purchaser has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Debt Commitment Letter and Fee Letter on or before the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date. As of the date hereof, each of the Debt Commitment Letter and Fee Letter has not been modified, amended or altered in any respect and none of the respective commitments thereunder has been withdrawn, rescinded or reduced in any respect, and no amendment, alteration, modification, withdrawal, rescission or reduction thereof is contemplated (other than to add lenders, lead arrangers, bookrunners or other entities who had not executed the Debt Commitment Letter as of the date of this Agreement or otherwise pursuant to the terms thereof (including a Replacement Financing Reduction)).

(e)        Purchaser confirms that in no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Debt Financing) by Purchaser or any of its affiliates or any other financing or other transactions be a condition to Closing or any of Purchaser’s obligations under this Agreement.

Article V

ADDITIONAL AGREEMENTS

Section 5.1        Access to Books and Records.

(a)        After the date of this Agreement until the Closing, and subject to the requirements of applicable Laws, to the extent reasonably practicable Parent shall, and shall cause its Affiliates to, afford to Purchaser and its Affiliates and Representatives reasonable access, upon reasonable request and notice and solely for purposes of furthering the transactions contemplated by this Agreement, to the facilities, properties, key employees, books and records of the Business (other than with respect to any Dana Assets or Dana Liabilities), during normal business hours, consistent with applicable Law and in accordance with the reasonable procedures established by Parent; provided, that none of Parent or the Transferred Entities shall be required to make available (i) Business Employee personnel files until after the Closing Date (it being understood that any Business Employee personnel files that constitute Dana Assets will not be transferred to the Transferred Entities) or (ii) medical records, workers’ compensation records, the results of any drug testing or other sensitive or personal information if, in each case of clauses (i) and (ii) doing so would violate applicable Law; and provided, further, that access under this Section 5.1(a) may be limited by Parent or the Transferred Entities to the extent (A) any requested books and records of the Business are stored in an offsite archive location pursuant to the ordinary course document storage policies of Parent and its Affiliates; provided that such limitation shall only apply to in-person access of such offsite archive locations and not electronic books and records accessible via the Internet, (B) any applicable law or regulation requires Parent or the Transferred Entities to restrict or otherwise prohibit access to such documents or information or (C) such documents or information are reasonably pertinent to any adverse Action between the Purchaser and its Affiliates, on the one hand, and the Parent and its Affiliates, on the other hand; provided that (x) in each case, Parent and its Affiliates shall use their respective reasonable best efforts to seek alternative means to disclose or grant access to such information, properties, facilities or records without violating applicable Law and (y) nothing in this Section 5.1(a) shall limit any rights of discovery of Purchaser and its Affiliates. Nothing in this Section 5.1 will be construed to require Parent, the Transferred Entities or any of their Representatives to prepare any reports, analyses, appraisals, opinions or other information. The right of Purchaser and its Representatives to access the facilities and properties of the Business shall include the right to conduct a Phase I Environmental Site Assessment or environmental compliance review; provided, however, that notwithstanding anything to the contrary in this Agreement, Purchaser and its Representatives shall not be entitled to conduct any Phase II Environmental Site Assessment or any other onsite sampling or testing of soil, sediment, surface water, wastewater, air, potable water, ground water or building material, in each case, at, on, under or within any facility or property of Parent or any of its Affiliates, including the Business Owned Real Property and the Business Leased Real Property, without the prior written consent of Parent, which consent may be withheld in its sole discretion.

(b)        Purchaser agrees that any access granted under Section 5.1(a) shall not interfere unreasonably with the operation of the Business or any other business of Parent or its Affiliates. Purchaser and its Representatives shall not intentionally communicate with any of the employees of Parent or its Affiliates with respect to the Sale without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary in this Agreement, neither Parent nor any of its Affiliates shall be required to provide access to or disclose information if, upon the advice of counsel, such access or disclosure would jeopardize the attorney-client or other applicable legal privilege or protection of such party or contravene any Laws, contracts or obligation of confidentiality, provided, however, that, in each case, Parent and its Affiliates shall use their respective reasonable best efforts to provide alternative means to afford Purchaser, its Affiliates and its Representatives such information and access in a manner without jeopardizing such privilege or protection or contravening such Laws, contracts or obligations (including by providing redacted documents, restricted access, entry into joint defense agreements or other similar measures).

(c)        Subject to the requirements of applicable Laws and the limitations set forth in Section 5.1(a) and Section 5.1(b) (mutatis mutandis), at and after the Closing, Purchaser shall, and shall cause the Transferred Entities to, afford Parent and its Representatives, during normal business hours, upon reasonable notice, access to the books and records of each Transferred Entity and the Business to the extent that such books and records relate to pre-Closing periods, and such access may be reasonably requested for purposes of financial statements, corporate records, tax reporting, any investigation by or before a Governmental Entity (including in connection with the matters covered under Section 5.11) and SEC or other Governmental Entity reporting obligations; provided, further, that access under this Section 5.1(c) may be limited by Purchaser and its Affiliates to the extent (A) any applicable law or regulation requires Purchaser or any of its Affiliates to restrict or otherwise prohibit access to such documents or information; or (B) such documents or information are reasonably pertinent to any adverse Action between the Parent and its Affiliates, on the one hand, and the Purchaser and its Affiliates, on the other hand; provided that (x) in each case, Purchaser and its Affiliates shall use their respective reasonable best efforts to seek alternative means to disclose or grant access to such information or records without violating any Law and (y) nothing in this Section 5.1 shall limit any rights of discovery of Parent or its Affiliates. Nothing in this Section 5.1 will be construed to require Purchaser or any of its Affiliates or any of their Representatives to prepare any reports, analyses, appraisals or opinions.

(d)        Parent agrees that any access granted under Section 5.1(c) shall not interfere unreasonably with the operation of the Business or any other business of Purchaser or its Affiliates. Parent and its Representatives shall not intentionally communicate with any of the employees of Purchaser or its Affiliates with respect to the Sale without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary in this Agreement, neither Purchaser nor any of its Affiliates shall be required to provide access to or disclose information if, upon the advice of counsel, such access or disclosure would jeopardize the attorney-client or other applicable legal privilege or protection of such party or contravene any Laws, contracts or obligation of confidentiality; provided, however, that, in each case, Purchaser and its Affiliates shall use their respective reasonable best to provide alternative means to afford Parent and its Representatives such information and access to the greatest extent possible as may be provided without jeopardizing such privilege or protection or contravening such Laws, contracts or obligations (including by providing redacted documents, restricted access, entry into joint defense agreements or other similar measures).

(e)        Except for Tax Returns and other documents governed by Section 7.4(c), each of the parties hereto agrees to hold, and to cause its Affiliates to hold, all the books and records in such parties’ possession of or relating to each Transferred Entity or the Business existing on the Closing Date and not to destroy or dispose of any thereof for a period of seven (7) years from the Closing Date or such longer time as may be required by Law.

Section 5.2        Confidentiality. The parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, the terms of the Confidentiality Agreement are incorporated into this Agreement by reference, and shall continue in full force and effect until the Closing, and that all information constituting “Evaluation Materials” provided by or on behalf of Parent to Purchaser or any of its Representatives pursuant to this Agreement, including Section 5.1 and Section 5.3, shall be treated as “Evaluation Materials” under the Confidentiality Agreement. The parties expressly agree that, notwithstanding any provision of the

Confidentiality Agreement to the contrary, including with respect to termination thereof, (a) if, for any reason, the Closing is not consummated, the Confidentiality Agreement shall continue in full force and effect (including Section 8 thereof) for a period of twenty-four (24) months following termination of this Agreement and otherwise, in accordance with its terms and (b) the Confidentiality Agreement shall automatically terminate upon the Closing. Notwithstanding the foregoing or the provisions of the Confidentiality Agreement, but, for the avoidance of doubt, subject to Section 5.21(c), the Parent hereby agrees to the disclosure of information relating to the Business and/or the Companies (in each case, excluding any Trade Secrets) to the Financing Parties in accordance with the confidentiality provisions of the Debt Commitment Letter (as in effect on the date hereof) in connection with the arrangement of the Debt Financing.

Section 5.3        Required Actions.

(a)        Purchaser and its Affiliates, including, if applicable, its UPE, and Parent shall exercise their respective reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable under any applicable Laws to consummate and make effective in the most expeditious manner reasonably practicable the Pre-Closing Restructuring, the Sale and the other transactions contemplated by this Agreement, including using reasonable best efforts to take all actions necessary to obtain any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity required to be obtained or made by Purchaser (and, if applicable, its UPE) or Parent or any of their respective Subsidiaries in connection with the Pre-Closing Restructuring, the Sale and the other transactions contemplated by this Agreement.

(b)        Purchaser (and, if applicable, its UPE) and Parent shall file or cause to be filed, any filings (including draft filings) or notifications under applicable Competition and Foreign Investment Laws within the timeframes set out in Section 8.1(a) of the Parent Disclosure Schedule. In the event that the parties receive a request for additional information or documentary materials after an initial notification pursuant to any Competition and Foreign Investment Laws, the parties shall use their respective reasonable best efforts to respond to such requests, as applicable, as promptly as reasonably possible and produce documents, responses to interrogatories or other information on a rolling basis. Purchaser and its Affiliates, including, if applicable, its UPE, shall not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated hereby or by the Ancillary Agreements or any filing made pursuant to any Competition and Foreign Investment Laws unless Parent has given its prior written consent to such extension or delay or withdrawal (not to be unreasonably withheld, conditioned or delayed).

(c)        Purchaser and its Affiliates shall, after good faith consultation with Parent in respect of Parent’s views and comments, have the right to control and direct all strategy in connection with the review of the transactions contemplated by this Agreement by any Governmental Entity, including any submission to, litigation by, or negotiations with, any Governmental Entity or other Person related to the transactions contemplated hereby under any Competition and Foreign Investment Law.

(d)        Prior to the Closing, to the extent not prohibited by applicable Law, Parent and Purchaser shall (A) work cooperatively with the other party in connection with obtaining all required consents, clearances, expirations or terminations of waiting periods, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity, (B) promptly inform the other party, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party of) any material substantive communication from any Governmental Entity regarding the Sale or the other transactions contemplated by this Agreement, (C) permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed material substantive written or oral communication or submission with or to any such Governmental Entity, and (D) not participate in any material substantive meeting with any Governmental Entity in connection with this Agreement, the Sale or the other transactions contemplated by this Agreement, or with any other Person in connection with any proceeding or Action by a private party relating to any Competition and Foreign Investment Laws in connection with this Agreement, the Sale or the other transactions contemplated by this Agreement or make oral submissions at meetings or in telephone or other conversations, unless it consults with the other party in advance and gives the other party the opportunity to attend and participate thereat.

(e)        Any disclosures, provisions of information or rights to participate by one party to the other party under this Section 5.3 may be made on a counsel-only basis, to the extent such party deems it advisable and necessary, and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Parent, as the case may be). Such designated disclosures or information may be redacted (A) to remove references concerning the valuation of the Business and pricing and other competitively sensitive terms in the Contracts of Parent, Purchaser and their respective Affiliates, (B) as necessary to comply with contractual arrangements and (C) as necessary to address reasonable privilege or confidentiality concerns.

(f)        Purchaser and its Affiliates and Parent shall use their respective reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Pre-Closing Restructuring, the Sale and the other transactions contemplated by this Agreement under any Competition and Foreign Investment Laws.

(g)        For purposes of this Section 5.3, “reasonable best efforts” of Purchaser and its Affiliates shall include (i) offering, negotiating, agreeing to, consenting to, and effecting the sale, divestiture, transfer, disposal or other conveyance of assets, businesses or interests of the Business, (ii) amending any joint venture or other arrangement of the Transferred Entities or the Business and (iii) otherwise taking or committing to take actions that after the Closing would limit Purchaser’s or any of its Affiliates or the Transferred Entities or the Business’ freedom of action with respect to, or its ability to retain, any assets, businesses or interests of the Business; provided, that (A) no party will be required to take or agree or commit to take any action that is not conditioned upon the Closing, (B) Parent shall not be obligated to take or agree or commit to take any action that relates to the Retained Business or Dana Assets, (C) Purchaser shall not be obligated to commit to take or agree or commit to take any action that relates to Purchaser’s and its Affiliates’ assets or business, (D) Purchaser shall not be obligated to commit to the sale, divestiture, or disposition of, any businesses, product lines or assets of the Business under clause (i) above (1) at more than three facilities or (2) representing, in the aggregate, greater than $300,000,000 in annual revenues (as measured in the year ended December 31, 2024) and (E) Purchaser shall not be obligated to commit to any action under clauses (ii) and (iii) above that would reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole.

Section 5.4        Conduct of Business.

(a)        From the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (i) as otherwise specifically required by this Agreement (including any actions, elections or transactions undertaken pursuant to the Pre-Closing Restructuring or Section 5.7), (ii) as required by Law or any COVID-19 Measures, (iii) to the extent relating solely to any Retained Businesses, (iv) as disclosed in Section 5.4 of the Parent Disclosure Schedule, or (v) as otherwise consented to by Purchaser in writing (which consent shall not be unreasonably withheld, conditioned or delayed, and which approval will be deemed to be granted if and to the extent Purchaser does not object in written form (email being sufficient) within ten (10) Business Days following delivery of Parent’s written request (email being sufficient) for such approval), Parent shall, and shall cause its Subsidiaries (including the Transferred Entities) to, in each case with respect to the Business and the Transferred Entities and not with respect to solely the Retained Business:

(A)        use commercially reasonable efforts to (1) conduct the Business in the ordinary course of business in all material respects and (2) preserve and maintain the goodwill associated with the Business and its relationships with its employees and the material customers, suppliers and others doing business with the Business in a manner consistent with past practice;

(B)        not (1) amend or modify, or propose to amend or modify, the certificates of incorporation, by-laws or other organizational documents of any Transferred Entity, (2) split, combine, reclassify, redeem or repurchase any of the outstanding capital stock or other Equity Interests of any Transferred Entity or (3) with respect to any Transferred Entity, make, declare, authorize, set aside or pay any non-cash dividend or non-cash distribution to any Person other than a Transferred Entity (except, in the case of clauses (2) and (3), as may facilitate the elimination of intercompany accounts contemplated by Section 5.7 or Section 5.8);

(C)        not issue, sell, pledge, transfer or dispose of, or agree to issue, sell, pledge or dispose of, any Equity Interests of, or any options, warrants or rights of any kind to acquire any shares of, a Transferred Entity’s capital stock or other Equity Interest or any debt or equity securities which are convertible into or exchangeable for such capital stock or other Equity Interests;

(D)        not (1) incur, issue or otherwise become liable with respect to or materially modify in a manner adverse to Purchaser the terms of any third-party Indebtedness or Indebtedness between Transferred Entities for borrowed money, performance bonds, letters of credit or surety bonds in an outstanding principal amount in excess of $10,000,000 in the aggregate (other than any such indebtedness, guarantees or similar credit support that (I) are entered into, replaced, terminated or renewed in the ordinary course of business consistent with past practice or (II) for which the Purchaser and its Affiliates will not have any liability at and after the Closing), (2) make any acquisition of any assets or businesses (other than in the ordinary course of business, consistent with past practice, in respect to raw materials, inventory and similar assets used by the Business) in excess of $5,000,000 in the aggregate, (3) except in connection with indebtedness permitted by this clause (D), lease, sell, transfer, sublease, pledge, dispose of, mortgage or encumber (other than Permitted Liens) any material tangible assets (including any portion of the Business Owned Real Property or the Business Leased Real Property) or businesses, other than in the ordinary course of business consistent with past practice or with respect to obsolete assets (except, in the case of clause (D)(1), modifications of existing Indebtedness as may facilitate the elimination of intercompany accounts contemplated by Section 5.7 or Section 5.8);

(E)        except (1) as may be required by applicable Law, (2) as may be required by the terms of any Labor Agreement applicable to any Business Employees or any Seller Benefit Plan or Transferred Entity Benefit Plan (as such terms are in effect as of the date of this Agreement), (3) in connection with any action that applies uniformly to Business Employees and other similarly situated employees of the Parent Group and does not result in any material liability to the Transferred Entities, or (4) for any grant or award for which the Parent Group shall be solely liable and obligated to pay in an aggregate amount not to exceed the Business Employee’s annual base salary, (A) not grant to any Business Employee any increase in compensation or benefits, including severance or termination pay, other than, for a Business Employee whose annualized base salary is less than $200,000 (with respect to Business Employees employed in the U.S.) and $100,000 (with respect to Business Employees not employed in the U.S.), any increase in annual base pay that does not exceed 7% of such Business Employee’s annual base pay or 5% of annual base pay for all such Business Employees in the aggregate, in each case, compared to the annual base pay in effect for fiscal year 2025; (B) not adopt, enter into, or amend or terminate any Transferred Entity Benefit Plan, provided, that, a Transferred Entity Benefit Plan may be amended in the ordinary course of business so long as such amendment does not and is not reasonably expected to materially increase the cost of such Transferred Entity Benefit Plan; (C) not accelerate the time of payment or vesting of any compensation or benefits of any Business Employee; (D) not grant any change of control, transaction or retention bonuses or similar payments or other incentive awards to any Business Employees; (E) with respect to the Business and the Transferred Entities, not enter into, modify or terminate or agree to enter into, modify or terminate any Labor Agreement applicable to any Business Employees or otherwise recognize any Union; and (F) not (1) hire, promote, demote or terminate (other than for cause as determined by Parent, in its sole discretion in the ordinary course consistent with past practices) any Business Employee, except for the hiring, in the ordinary course of business, of Business Employees whose annualized base salary is less than $200,000 (with respect to Business Employees employed in the U.S.) and $100,000 (with respect to Business Employees not employed in the U.S.) or (2) directly or indirectly internally transfer or otherwise alter the duties and responsibilities of any employee of Parent or any of its Subsidiaries in a manner that affects whether such employee is or is not classified as a Business Employee, except to replace a

Business Employee whose annualized base salary is less than $200,000 (with respect to Business Employees employed in the U.S.) and $100,000 (with respect to Business Employees not employed in the U.S.)and who is no longer employed by Parent or any of its Subsidiaries with an individual whose annualized base salary is less than $200,000 (with respect to Business Employees employed in the U.S.) and $100,000 (with respect to Business Employees not employed in the U.S.);

(F)        effectuate, engage in or provide notice of a “plant closing” or “mass layoff” as those terms are defined in a WARN Act, or effectuate, engage in or provide notice of any similar reduction in force or redundancy;

(G)        not make any (i) material change to its accounting, policies, practices or procedures or its methods of financial accounting, except as required by a change in GAAP or in applicable Law or (ii) material change to its cash management or working capital policies or practices (including in the jurisdictions set forth in Schedule VII);

(H)        (1) except as set forth in the capital budget of the Transferred Entities made available to Purchaser prior to the date of this Agreement but subject to the terms of Section 5.5(c) of this Agreement, not commit or authorize any commitment to make any capital expenditures in excess of $5,000,000 in the aggregate or (2) not fail to make or delay any capital expenditures that are set forth in such capital budget;

(I)        not (1) dissolve, merge or consolidate any Transferred Entity with any other Person, (2) adopt a plan or agreement of complete or partial liquidation or dissolution, restructuring, recapitalization or other reorganization with respect to any Transferred Entity, or (3) enter into any new line of business;

(J)        solely with respect to the Transferred Entities, not (1) make, change or revoke any income or other material Tax election (other than as reflected in the Pre-Closing Restructuring Plan), (2) change any annual accounting Tax period, (3) change any material method of accounting for Tax purposes, (4) settle any claim or assessment in respect of a material amount of Taxes, (5) enter into any Tax Sharing Agreement or closing agreement with respect to Taxes or (6) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(K)        not (1) amend, modify, fail to renew or otherwise permit to lapse, waive any provision of, rights or claims under, give any consent under, terminate (other than expirations in accordance with its terms or renewals on substantially identical terms, in each case, in the ordinary course of business) or cancel any Business Material Contract, Transferred Entity Permit (including any Business Environmental Permit) or Business Real Property Leases (to the extent such Business Real Property Lease (i) involves annual rent payments of $1,000,000 or more, (ii) has a term greater than two (2) years and (iii) does not contain a termination for convenience provision in favor of Parent or any of its Subsidiaries)

or (2) enter into any Contract that if in effect on the date of this Agreement would be a Business Material Contract or Business Real Property Lease (to the extent such Business Real Property Lease (i) involves annual rent payments of $1,000,000 or more, (ii) has a term greater than two (2) years and (iii) does not contain a termination for convenience provision in favor of Parent or any of its Subsidiaries), other than, in the case of each of clause (1) and clause (2), entering into Contracts in the ordinary course of business;

(L)        not settle or compromise any Action, or enter into any consent decree or settlement agreement with any Governmental Entity, against or affecting the Business or the Transferred Entities, other than settlements or compromises of any Action specifically reserved for on the Interim Financial Data or Business Annual Financial Statements or (1) where the amount paid in settlement or compromise does not exceed $500,000 individually or $2,000,000 in the aggregate and (2) that does not impose any non-monetary obligations on the Business or any Transferred Entity;

(M)        not license, sell, assign, transfer, abandon, subject to a Lien (other than a Permitted Lien), allow to lapse or expire, or otherwise dispose of any Business Intellectual Property, except for non-exclusive licenses granted in the ordinary course of business consistent with past practice to customers and service providers (including vendors and suppliers), abandoning or allowing to lapse immaterial Registered Business Intellectual Property in the exercise of Parent’s reasonable business judgment, or expirations of Registered Business Intellectual Property at the end of its statutory term;

(N)        not disclose any material source code or material Trade Secrets included in the Business Intellectual Property without a non-disclosure agreement and not license out in source code form (other than for purposes of Software development or maintenance on behalf of Purchaser, an Affiliate, or a Transferred Entity subject to non-disclosure obligations) or place in escrow for the benefit of any third party any such source code; and

(O)        not agree or commit to do or take any action described in this Section 5.4(a).

(b)        Purchaser covenants and agrees that, from the date of this Agreement through the earlier of the Closing or the valid termination of this Agreement, except (i) as otherwise contemplated by this Agreement, (ii) as required by Law or (iii) as otherwise consented to by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), Purchaser shall not, and shall cause its Subsidiaries not to, directly or indirectly, do any of the following:

(A)        acquire or agree to acquire, by merger, consolidation, stock or asset purchase or otherwise, any business or corporation, partnership or other business organization or division thereof, or dissolve, merge or consolidate with any other Person, if such transaction would reasonably be expected to prevent, materially delay or materially impede the consummation of the Closing or any other transaction contemplated by this Agreement prior to the Outside Date; or

(B)        agree or commit to do or take any action described in this Section 5.4(b).

(c)        Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct Parent’s or any of its Affiliates’ (including the Transferred Entities’) businesses or operations prior to the Closing. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct Purchaser’s or any of its Affiliates’ businesses or operations.

Section 5.5        Third Party Consents; Shared Assets.

(a)        Subject to Section 5.5(f), Parent and Purchaser shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to obtain any consents required from third parties in connection with the consummation of the transactions contemplated by this Agreement under Business Material Contracts and Business Real Property Leases set forth on Section 5.5(a) of the Parent Disclosure Schedule (the consents referred to in this Section 5.5(a), collectively, the “Third Party Consents”).

(b)        Notwithstanding anything to the contrary in this Agreement, including Section 5.3, to the extent that transfers of Permits issued by any Governmental Entity are required to be made to or from a Transferred Entity or an Asset Seller Subsidiary in connection with the consummation of the transactions contemplated by this Agreement, Parent and Purchaser shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to effect such transfers at or prior to the Closing.

(c)        As soon as reasonably practicable following the execution of this Agreement, Parent and Purchaser shall use commercially reasonable efforts to (i) effect the separation of each Shared Location in accordance with the applicable plan set forth on Section 5.5(c) of the Parent Disclosure Schedule (the “Separation Plan”) and (ii) complete the other separation and restructuring activities set forth in the Separation Plan (the activities specified in the Separation Plan, the “Separation Activities”), in each case, upon mutually acceptable terms.

(d)        In the event that any Separation Activities are not completed prior to the Closing in accordance with the Separation Plan, Parent and Purchaser shall use commercially reasonable efforts to complete the Separation Activities in accordance with the Separation Plan as promptly as reasonably practicable after the Closing, in each case, upon mutually acceptable terms. In addition, if any Separation Activities are not completed prior to Closing in accordance with the Separation Plan, Parent agrees that services shall be added under the Transition Services Agreement as of Closing to the extent necessary to address such incomplete Separation Activities, and such services shall be provided (x) until completion of the applicable Separation Activities and (y) without cost or expense to Purchaser or its Subsidiaries (including the Transferred Entities) for the duration of such services (except to the extent that the failure to complete any such Separation Activity prior to Closing is primarily caused by Purchaser and its Subsidiaries prior to Closing). Parent shall be responsible for the costs, Taxes and expenses of completing the Separation Activities and shall promptly reimburse Purchaser and its Subsidiaries (including the Transferred Entities) for any costs, Taxes or expenses incurred by Purchaser or its Subsidiaries (including the Transferred Entities) in connection therewith.

(e)        As soon as reasonably practicable following the execution of this Agreement, Parent and Purchaser shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to, with respect to each Mamba Shared Contract, including as set forth on Section 5.5(e) of the Parent Disclosure Schedule, in accordance with the Separation Plan or the Pre-Closing Restructuring Plan, if applicable, (i) split or otherwise separate such Mamba Shared Contract with respect to the portion of such Mamba Shared Contract relating to the Business assigned to, or held by, a Transferred Entity, (ii) cause the applicable Transferred Entity to enter into a new Contract with the counterparty to such Mamba Shared Contract in respect of the Business (in each case of clauses (i) and (ii) so that Purchaser or its Subsidiaries will, from and after the Closing, be party to and be entitled to the rights and benefits (and related burdens) inuring to the Business under such Mamba Shared Contract on substantially the same terms in effect under such Mamba Shared Contract prior to such assignment or amendment), or (iii) if partial assignment, amendment or entry into a new Contract cannot be effected or would adversely affect in any material respect the rights of Purchaser, either (A) cause the applicable Transferred Entity to retain such Mamba Shared Contract and enter into a new Contract with Parent or its applicable Affiliate in respect of the portion of such Mamba Shared Contract relating to the other businesses of Parent and its Affiliates, or (B) cause Parent or its Affiliates to retain such Mamba Shared Contract and provide the relevant services provided thereunder relating to the Business as a service under the Transition Services Agreement, or cause the applicable Transferred Entity to retain such Mamba Shared Contract and provide the relevant services provided thereunder relating to the other businesses of Parent and its Affiliates as a service under the Transition Services Agreement, in each case of clauses (i) through (iii): (A) upon terms and conditions substantially similar, in the aggregate, to those of such Mamba Shared Contract relating to the Business or the other businesses of Parent and its Affiliates (as applicable) so that Purchaser or its Subsidiaries will, from and after the Closing, be party to and be entitled to such substantially similar rights and benefits (and related burdens) inuring to the Business under such Mamba Shared Contract; or (B) as otherwise consented to by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed and which approval will be deemed to be granted if and to the extent Purchaser does not object in written form (email being sufficient) within ten (10) Business Days following delivery of Parent’s written request (email being sufficient) for such approval), and subject to obtaining any necessary Third Party Consents.

(f)        As soon as reasonably practicable following the execution of this Agreement, Parent and Purchaser shall use commercially reasonable efforts to agree on the actions to be taken with respect to each Seller Benefit Plan set forth on Section 5.5(f) of the Parent Disclosure Schedule, which may include (i) a Transferred Entity establishing a benefit plan that replicates or clones the terms of such Seller Benefit Plan or (ii) the relevant Business Employees transitioning to participate in a benefit plan established or maintained by Purchaser that provides for the same benefits that were provided to such Business Employees pursuant to the terms of such Seller Benefit Plan.

(g)        Notwithstanding anything to the contrary in this Agreement, no Party nor any of their respective Affiliates shall have any obligation to make any payments or incur any

Liability in order to obtain any Third Party Consent or effect the transfers or arrangements contemplated by this Section 5.5. The failure to receive any such Third Party Consents or to effect any such transfers or arrangements, and any Action commenced or threatened by or on behalf of any Person arising out of or relating to the failure to receive any such Third Party Consents or effect any such transfers or arrangements, shall not be taken into account with respect to whether any condition to the Closing set forth in Article VIII shall have been satisfied. With respect to any Mamba Shared Contract, Shared Location or Separation Activity for which the transfers or arrangements described in this Section 5.5 could not be effected prior to the Closing, Purchaser and Parent shall use commercially reasonable efforts to cause Purchaser, the Transferred Entities, or their Subsidiaries (as applicable) to obtain the benefits and assume the obligations associated with the portion of such Mamba Shared Contract or Shared Location relating to the Business; provided, however, that Parent and Purchaser shall not be required to take any action that would, in their good-faith reasonable judgment, (i) constitute a breach or other contravention of such Mamba Shared Contract or any Business Real Property Lease in respect of any Shared Location, or (ii) constitute a violation of applicable Law.

Section 5.6        Public Announcements. No party to this Agreement nor any Affiliate or Representative of such party shall issue or cause the publication of any press release or public announcement in respect of this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required or advisable by Law or relevant securities exchange rules, in which case, the party required to publish such press release or public announcement shall use reasonable best efforts to provide the other party a reasonable opportunity to comment on such press release or public announcement in advance of such publication, (b) to the extent the contents of such release or announcement have previously been released publicly by a party hereto or are consistent in all material respects with materials or disclosures that have previously been released publicly without violation of this Section 5.6 and (c) in connection with the Debt Financing or any Replacement Financing customary information disclosed for facilities of such type and other information related to this Agreement previously disclosed in prior press releases or public announcements. Notwithstanding anything to the contrary in this Agreement, Parent and its Affiliates, on the one hand, and Purchaser and its Affiliates, on the other hand, may, at any time, (a) respond to questions or provide a summary or update relating to, or discuss the benefits of, the transactions contemplated by this Agreement in calls or meetings with analysts, investors or attendees of any industry conference, (b) make any public announcement or statement and issue any press release that provides a summary or update relating to the transactions contemplated by this Agreement and (c) engage in communications with Governmental Entities, policy makers and industry organizations with respect to the transactions contemplated by this Agreement, in each case without the prior consent of the other party. The parties hereto agree that the initial press release to be issued with respect to the execution of this Agreement shall be in the form heretofore agreed to by Parent and Purchaser.

Section 5.7        Intercompany Accounts; Cash.

(a)        Prior to the Closing, all intercompany accounts between any member of the Parent Group, on the one hand, and any Transferred Entity, on the other hand, shall be settled or otherwise eliminated, such that, as of the Closing, there are no such accounts outstanding or further

Liabilities with respect thereto, except that intercompany trade accounts payable and receivable between any Transferred Entity, on the one hand, and any member of the Parent Group, on the other hand, arising in the ordinary course of the operation of the Business and aged sixty (60) days or less shall not be required to have been eliminated at the Closing.

(b)        Prior to the Closing, all intercompany accounts between the Transferred Entities shall be settled or otherwise eliminated, such that, as of the Closing, there are no such accounts outstanding or further Liabilities with respect thereto, except intercompany trade accounts payable and receivable between the Transferred Entities arising in the ordinary course of the operation of the Business. Notwithstanding the foregoing, if, within 60 days of the date of this Agreement, Purchaser notifies Parent in writing that Purchaser desires to retain any cash pooling arrangements of the Transferred Entities, (i) Parent shall maintain such cash pooling arrangements through the Closing (“Approved Cash Pooling”) and (ii) intercompany accounts to facilitate the Approved Cash Pooling may remain outstanding as of the Closing.

(c)        Any and all cash of the Transferred Entities may be extracted from the Transferred Entities by Parent or Affiliates of Parent (including, for the avoidance of doubt, through cash sweeps, dividend payments, distributions, share redemptions, recapitalizations and the settling of intercompany loans accounts), in the case of each of clauses (a) and (b) above, in such a manner as Parent shall determine in its reasonable discretion; provided that (i) Parent shall use commercially reasonable efforts to cause the Transferred Entities to have at least the minimum amount of Operating Cash in each jurisdiction set forth on Schedule VII as of the Closing Date and (ii) in no event shall any extraction of cash (including pursuant to any distribution or dividend) reduce the amount of cash at any Transferred Entity below the amount of Operating Cash required to be held at such Transferred Entity.

Section 5.8        Termination of Intercompany Arrangements. Effective at the Closing, other than any intercompany accounts that survive pursuant to Section 5.7(a) and the Contracts listed in Section 3.18 of the Parent Disclosure Schedule, all Intercompany Arrangements, including all arrangements, understandings, transactions or Contracts and all obligations to provide goods, services or other benefits, by any member of the Parent Group, on the one hand, and any Transferred Entity, on the other hand, shall be terminated without any party having any continuing obligations or Liability to the other, and without any Liability to Purchaser or any of its Affiliates from and after the Measurement Time (including in respect of Taxes), except for any obligations of Purchaser and its Affiliates expressly contemplated by this Agreement and the Ancillary Agreements.

Section 5.9        Guarantees; Commitments.

(a)        On or prior to the Closing, Purchaser shall use its commercially reasonable efforts, and Parent shall, and shall cause the Transferred Entities to, reasonably cooperate with Purchaser to replace any guarantee, indemnity, surety bond, letter of credit, letter of comfort, commitments or other similar obligation issued by or under which Parent Group has any Liabilities relating to the Business or the Transferred Entities, including those set forth on Section 5.9(a) of the Parent Disclosure Schedule (collectively, the “Parent Guarantees”); provided, that neither Parent, Purchaser nor any of their respective Affiliates shall be required to compensate any third party to obtain such replacement, nor shall Parent or its Affiliates be required to offer or grant any accommodation (financially or otherwise, including any arrangement to remain secondarily liable or provide any other credit support) to any third party in order to obtain such replacement. None of Parent or any of its Affiliates will, prior to, at or after the Closing, amend (other than amendments or renewals in the ordinary course of business), terminate (other than non-renewals), revoke or fail to comply with the material terms of any Parent Guarantee, in each case, in any manner that would reasonably be expected to be adverse to Purchaser and its Affiliates, taken as a whole, or the Business prior to replacement thereof by Purchaser or its Affiliates as contemplated by this Section 5.9(a). To the extent any Parent Guarantee continues in effect following the Closing, Purchaser shall use its reasonable best efforts to, following the Closing and as promptly as reasonably practicable thereafter, arrange for substitute letters of credit, surety bonds, guarantees or other similar credit support to replace such Parent Guarantees; provided, that, Purchaser shall not permit any of the Transferred Entities to (i) renew or extend the term of or (ii) increase its obligations under or otherwise amend in any manner that would reasonably be expected to be adverse to Parent or its Affiliates, taken as a whole, the material terms of such Parent Guarantees. In addition, Purchaser shall, and shall cause the applicable Transferred Entity to, and the applicable Transferred Entity shall, indemnify and hold harmless Parent and any of its Affiliates against any Liabilities that Parent or any of its Affiliates suffer, incur or are liable for by reason of or arising out of any claim or demand for payment made on Parent or any of its Affiliates under any Parent Guarantees that continues in effect following the Closing. Purchaser shall in any event promptly and in no event later than twenty (20) Business Days after written demand therefor from Parent, reimburse Parent and any of its respective Affiliates to the extent that any Parent Guarantee is called upon and Parent or any of its Affiliates makes any payment in respect of any such Parent Guarantee. Notwithstanding anything to the contrary set forth herein, in no event shall Purchaser or its Affiliates have any Liability for, or be obligated to obtain or replace, or secure, or indemnify Parent or any of its Affiliates with respect to, any Parent Guarantee to the extent such Parent Guarantee supports obligations that are Dana Liabilities or otherwise relate to Dana Assets.

(b)        On or prior to the Closing, Parent shall use, and shall cause the Transferred Entities to use, its and their commercially reasonable efforts, and Purchaser shall reasonably cooperate with Parent and the Transferred Entities, to replace any guarantee, indemnity, surety bond, letter of credit, letter of comfort, commitments or other similar obligation issued by or under which any of the Transferred Entities have any Liabilities relating to the Retained Business, the Parent Group or otherwise to the Dana Assets, including those set forth on Section 5.9(b) of the Parent Disclosure Schedule (collectively, the “Transferred Entity Indemnified Guarantees”); provided, that neither Parent nor any of its Affiliates shall be required to compensate any third party or offer or grant any accommodation (financially or otherwise, including any arrangement to remain secondarily liable or provide any other credit support) to any third party in order to obtain such replacement. None of Purchaser or any of its Affiliates will, prior to, at or after the Closing, amend (other than amendments or renewals in the ordinary course of business), terminate (other than non-renewals), revoke or fail to comply with the material terms of any Transferred Entity Indemnified Guarantee, in each case, in any manner that would reasonably be expected to be adverse to Parent or its Affiliates, taken as a whole, or the Retained Business prior to replacement thereof by Parent or its Affiliates as contemplated by this Section 5.9(b). To the extent any Transferred Entity Indemnified Guarantee continues in effect following the Closing, Parent shall use its commercially reasonable efforts to, following the Closing and as promptly as reasonably practicable thereafter, arrange for substitute letters of credit, surety bonds, guarantees or other similar credit support to replace such Transferred Entity Indemnified Guarantees;

provided, that, Parent shall not permit any of its Affiliates to (i) renew or extend the term of or (ii) increase its obligations under or otherwise amend in any manner that would reasonably be expected to be adverse to Parent or its Affiliates, taken as a whole the material terms of such Transferred Entity Indemnified Guarantees. If any Transferred Entity Indemnified Guarantee is not replaced effective as of the Closing, Parent shall indemnify and hold harmless the Transferred Entities against any Liabilities that Purchaser or any of its Affiliates suffer, incur or are liable for by reason of or arising out of any claim or demand for payment made on Purchaser or any of its Affiliates under any Transferred Entity Indemnified Guarantee that continues in effect following the Closing. Parent shall in any event promptly and in no event later than twenty (20) Business Days after written demand therefor from Purchaser, reimburse Purchaser and any of its respective Affiliates to the extent that any Transferred Entity Indemnified Guarantee is called upon and Purchaser or any of its Affiliates makes any payment in respect of any such Transferred Entity Indemnified Guarantee. Notwithstanding anything to the contrary set forth herein, in no event shall Parent or its Affiliates have any Liability for, or be obligated to obtain or replace, or secure, or indemnify Purchaser or any of its Affiliates with respect to, any Transferred Entity Indemnified Guarantees to the extent such Transferred Entity Indemnified Guarantees supports obligations that are Mamba Liabilities or otherwise relate to Mamba Assets.

Section 5.10        Insurance.

(a)        As of the Closing Date, the coverage under all Dana Insurance Policies (including all captive and self-insurance programs) shall continue in force for the benefit of the Parent Group only and shall cease with respect to any acts, events, facts, circumstances, matters, incidents or omissions involving the Transferred Entities or the Business that occur on or after the Closing (“Post-Closing Insurance Matters”). From and after the Closing, (i) except as expressly provided herein, Purchaser shall be responsible for securing all insurance it considers appropriate for the Business, the Transferred Entities, the Mamba Assets, the Mamba Liabilities, and the operations and assets and Liabilities in respect thereof, (ii) except as expressly provided herein, Purchaser shall take over and assume all the known and incurred but not reported claims in respect of the Business, the Transferred Entities, the Mamba Assets, the Mamba Liabilities, and the operations and assets and Liabilities in respect thereof, which have been incurred as of the Closing and (iii) except as permitted hereunder, Purchaser shall not seek to assert or to exercise any rights or claims of, or in respect of, the Business, the Transferred Entities, the Mamba Assets, the Mamba Liabilities, and the operations and assets and Liabilities in respect thereof, under or in respect of any past or current insurance policy under which any of the foregoing is insured. The members of the Parent Group may, to be effective at the Closing, amend any Dana Insurance Policies, Mamba Insurance Policies and ancillary arrangements in the manner they deem appropriate to give effect to this Section 5.10(a), except to the extent such amendments adversely effect the ability of Purchaser or any of its Affiliates to avail itself of the benefits set forth in Section 5.10(b).

(b)        From and after the Closing Date, for any qualifying claims arising from acts, events, facts, circumstances, matters, incidents or omissions involving the Business, the Transferred Entities, the Mamba Assets, the Mamba Liabilities, and the operations and assets and Liabilities in respect thereof that arose prior to the Closing (“Pre-Closing Occurrences,” and such claims, “Qualifying Claims”), Purchaser shall continue to have access to the benefits available under any of Parent Group’s occurrence-based Dana Insurance Policies (excluding any “captive” insurance policy or self-insurance) (the “Occurrence-Based Policies”). Upon Purchaser’s written request and at Purchaser’s sole cost and expense, Parent shall use its reasonable best efforts to make and pursue any Qualifying Claim under the applicable Occurrence-Based Policy; provided, that such Qualifying Claim is eligible to be submitted in accordance with the terms and conditions of the applicable Occurrence-Based Policy. To the extent that insurance proceeds in respect of any such Qualifying Claim are recovered by the Parent Group, Parent shall remit, or cause to be remitted, the amount of such proceeds to Purchaser promptly after such recovery; provided, that (i) all applicable deductibles or retentions under any such Occurrence-Based Policies shall be shared in the same proportion as any insurance proceeds actually received by the Parent Group, on the one hand, and the Transferred Entities, on the other hand, with respect to any one claim (or related claims) under the relevant Occurrence-Based Policy; (ii) Purchaser shall reimburse Parent promptly upon request for all reasonable out-of-pocket and documented costs or expenses incurred by Parent in connection with making or pursuing any Qualifying Claim made at Purchaser’s request, including the costs of filing a claim and any reasonable and documented out-of-pocket costs that are or become payable by Parent under such Occurrence-Based Policies as a result of such Qualifying Claim; (iii) the Parent Group shall not be liable for any uninsured or uncovered amounts of such Qualifying Claims; (iv) the Transferred Entities shall not, without the express written consent of Parent, amend, modify or waive any rights of Parent or its Subsidiaries under any such Occurrence-Based Policies; (v) Parent shall have the right to reasonably monitor any such Qualifying Claims under the Occurrence-Based Policies, and the Transferred Entities shall keep Parent reasonably apprised of any such Qualifying Claims under the Occurrence-Based Policies; (vi) upon Parent’s request, Purchaser and the Transferred Entities shall provide Parent with reasonable documentation and information regarding any Qualifying Claim under an Occurrence-Based Policy, including with respect to the amount of the claimed loss or damage; and (vii) the Transferred Entities shall not assign any Occurrence-Based Policies or any rights or claims under the Occurrence-Based Policies to any party other than an Affiliate. Notwithstanding anything contained in this Section 5.10, (A) neither Parent nor any member of the Parent Group shall be liable to Purchaser or the Transferred Entities for any claims, or portions thereof, not reimbursed by an insurer under any Occurrence-Based Policy for any reason (other than a failure to comply with this Section 5.10) and (B) Parent shall retain the exclusive right to control all of their insurance policies and programs, including the Occurrence-Based Policies, including the right to exhaust, erode, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of its insurance policies and to amend, modify, terminate or waive any such insurance policies and programs or any rights thereunder.

(c)        On and from the Closing, Parent and Purchaser shall cooperate with each other and share such information as is reasonably requested by the other party as needed to manage and conduct their respective insurance and claims matters.

(d)        In the event that any Mamba Insurance Policies provide coverage for the Parent Group, Dana Assets, Dana Liabilities or the Retained Businesses, the Parent Group shall have access to such policies in the same manner as Purchaser under this Section 5.10 and Section 5.10(b) shall apply mutatis mutandis with respect to granting access to such policies to the Parent Group and any claims made by the Parent Group with respect to such policies.

(e)        During the period commencing at the Closing and ending on the sixth (6th) anniversary of the Closing, all rights to indemnification and exculpation from liabilities for or advancement of expenses, in each case, in respect of acts or omissions occurring prior to the

Closing existing in favor of present and former directors and officers of the Transferred Entities (the “D&O Indemnified Persons”), as provided in the organizational documents of the Transferred Entities in effect as of the date of this Agreement, as applicable, shall continue to be binding on the Transferred Entities, and Purchaser shall indemnify and hold harmless each D&O Indemnified Person against all claims, losses, liabilities, damages, judgments, inquiries, fines and fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any Action, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Closing, including this Agreement and the transactions and actions contemplated hereby), arising out of or pertaining to the fact that the D&O Indemnified Person is or was a director or officer of the Transferred Entities or is or was serving at the request of the Transferred Entities as a director or officer of another Person, whether asserted or claimed prior to, at or after the Closing but solely to the extent that such indemnification or exculpation is in accordance with the organizational documents of the Transferred Entities in effect as of the date of this Agreement and made available to Purchaser. In the event of any such Action, to the extent permitted by the organizational documents of the Transferred Entities in effect as of the date of this Agreement and made available to Purchaser, (x) each D&O Indemnified Person will be entitled to advancement of reasonable and documented expenses incurred in the defense of any such Action from the applicable Transferred Entity; provided that the D&O Indemnified Person to whom expenses are advanced provides an undertaking to repay any such advance if it is finally determined by a court of competent jurisdiction that such person is not entitled to indemnification under applicable Law and (y) the applicable Transferred Entity and its Subsidiaries, as applicable, shall reasonably cooperate in the defense of any such matter. In furtherance of the foregoing, Purchaser shall not, and shall cause each Transferred Entity not to, amend, repeal, or modify the organizational documents of any Transferred Entity in any manner that adversely affects the indemnification or exculpation rights of any D&O Indemnified Person.

(f)        During the period commencing at the Closing and ending on the sixth (6th) anniversary of the Closing, Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to maintain in effect insurance covering all current and former directors and officers of the Transferred Entities with respect to matters occurring at or before the Closing, without any lapse or gaps in coverage. In the event Parent or any of its Subsidiaries becomes aware of any lapse or gap in such insurance coverage, Parent shall reasonably promptly notify Purchaser and shall reasonably cooperate with Purchaser in its efforts to seek additional or replacement insurance coverage.

Section 5.11        Litigation Support. In the event and for so long as (a) Parent or any of its Affiliates is prosecuting, contesting or defending any Action, investigation, charge, claim, or demand by or against a third party (other than an action brought against or by the other party hereto or any Affiliate of such party) or otherwise addressing, negotiating, disputing, investigating, complying with, mitigating, discharging or otherwise performing or managing any obligation, Liability or Loss in connection with (i) any transactions contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, arising out of or resulting from the Business or the Transferred Entities (including, for the avoidance of doubt, any Dana Liabilities or Retained Businesses that were historically part of a Transferred Entity), or (b) Purchaser or any Transferred Entity is prosecuting, contesting or defending any Action, investigation, charge, claim, or demand by or against a third party (other than an action brought against or by Parent or any of its Affiliates) or otherwise addressing, negotiating, disputing, investigating, complying with, mitigating, discharging or otherwise performing or managing any obligation, Liability or Loss in connection with (i) any transactions contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, arising out of or resulting from the Retained Businesses or any Dana Liabilities, the other party shall, and shall cause its other Subsidiaries (including, in the case of Purchaser, the Transferred Entities) and Affiliates (and its and their officers and employees, and shall use its reasonable best efforts to cause its and their other Representatives) to, reasonably cooperate with the prosecuting, contesting or defending party and its Affiliates and its and their counsel in such prosecution, contest or defense, including making available its personnel, participating in meetings, providing such testimony and access to and preservation of their books and records and taking such other actions as shall be reasonably necessary in connection with such prosecution, contest or defense, at the sole cost and expense of the prosecuting, contesting or defending party; provided, that no party shall be required to provide access to or disclose information if, upon the advice of counsel, such access or disclosure would jeopardize the attorney-client or other applicable legal privilege or protection of such party or contravene any Law, Contract or obligation of confidentiality.

Section 5.12        Misallocated Assets and Liabilities and Misdirected Payments.

(a)        If, following the Closing, any Dana Asset or Dana Liability is found to have been transferred to or retained by the Transferred Entities or their Affiliates (including Purchaser or Purchaser’s Affiliates), (i) Purchaser shall cause its Affiliate to, and the applicable Affiliate shall, use reasonable best efforts to transfer, or cause its applicable Affiliate to transfer such Dana Asset or Dana Liability to the applicable member of the Parent Group, and Parent shall use reasonable best efforts to accept and/or assume, or cause the applicable member of the Parent Group to accept and/or assume, such Dana Asset or Dana Liability, as soon as practicable for no consideration, and (ii) each of Parent and Purchaser shall use its reasonable best efforts to obtain all consents from Persons necessary or appropriate for the purposes of transferring, assigning, conveying, accepting or assuming such Dana Asset or Dana Liability or the relevant interests in them to the applicable member of the Parent Group; provided, that, until such consent is obtained, the parties hereto shall cooperate so that the applicable member of the Parent Group obtains the rights and benefits and assumes the risks and obligations of the relevant Dana Asset or Dana Liability as if such Dana Asset or Dana Liability had been retained, assigned or assumed, as applicable, by the applicable member of the Parent Group on the Closing Date.

(b)        If, following the Closing, any Mamba Asset or Mamba Liability is found to have been transferred to or assumed or retained by a member of the Parent Group, either directly or indirectly, (i) Parent shall use reasonable best efforts to transfer, or cause the applicable member of the Parent Group to transfer, such Mamba Asset or Mamba Liability to the applicable Transferred Entity or its applicable Affiliate and the Transferred Entities shall use reasonable best efforts to accept and/or assume, or cause their applicable Affiliate to accept and/or assume, such Mamba Asset or Mamba Liability, as soon as practicable for no consideration, and (ii) each of Parent and Purchaser shall use reasonable best efforts to obtain all consents from Persons necessary or appropriate for the purposes of transferring, assigning, conveying, accepting or assuming such Mamba Asset or Mamba Liability or the relevant interests in them to the applicable Transferred Entity or its applicable Affiliate; provided, that, until such consent is obtained, the parties hereto shall cooperate so that the applicable Transferred Entity obtains the rights and benefits and assumes the risks and obligations of the relevant Mamba Asset or Mamba Liability as if such Mamba Asset or Mamba Liability had been retained, assigned or assumed, as applicable, by the applicable Transferred Entity on the Closing Date.

(c)        Except as otherwise provided in this Agreement or any Ancillary Agreement, following the Closing, (i) if any payments due with respect to the Business are paid to any member of the Parent Group, Parent shall, or shall cause the applicable member of the Parent Group to, promptly remit by wire or draft such payment to an account designated in writing by the applicable Transferred Entity and (ii) if any payments due with respect to the Retained Business are paid to Purchaser, the Transferred Entities or their Affiliates, Purchaser shall cause the applicable Transferred Entity to, and the applicable Transferred Entity shall, transfer, or cause its Affiliates to promptly remit by wire or draft such payment to an account designated in writing by Parent.

(d)        Each of Purchaser and Parent shall, and shall cause their respective Affiliates to, treat any assets transferred under this Section 5.12 as owned by the Person entitled to receive and hold the applicable asset under this Section 5.12 for U.S. federal, state and local, and applicable non-U.S. Tax purposes, in each case, except as otherwise required by applicable Law.

Section 5.13        Use of Marks.

(a)        Except as expressly provided in the Spicer Trademark License Agreement or the Transitional Trademark License Agreement, neither Purchaser nor any of its Affiliates or any Transferred Entity shall use, or have or acquire the right to use or any other rights in, any Marks of Parent or any of its Affiliates, including “Dana,” “Spicer,” “Glaser”, “Victor Reinz”, “Long”, “TM4” and “Tru-Cool” or any variations, translations or derivatives thereof or any trademarks confusingly similar thereto (collectively, the “Parent Names”). Within sixty (60) days after the Closing Date, Purchaser shall, and cause the Transferred Entities to, make necessary legal filings to change all of its and their corporate names to eliminate from such names any of the Parent Names, and shall use commercially reasonable efforts to effectuate such name change as soon as reasonably practicable.

(b)        Other than as permitted by the Brevini Trademark License Agreement, Graziano Trademark License Agreement or the Transitional Trademark License Agreement, Parent shall, as promptly as practicable, but in any event within six (6) months after the Closing Date (the “Removal Deadline”), cease using any and all Business Marks from Parent’s and its Affiliates’ (other than the Transferred Entities’) assets and properties; provided that Parent and such Affiliates may continue to use the Business Marks prior to the Removal Deadline in substantially the same form and manner in which they used them prior to Closing with standards of quality substantially consistent with the use of the such Business Marks by Parent and such Affiliates as of the Closing and only within such territories as Parent and such Affiliates used such Business Marks prior to Closing.  Moreover, within sixty (60) days after the Closing Date, Parent shall, and cause such Affiliates to, make necessary legal filings to change all of its and their corporate names to eliminate from such names any of the Business Marks, and shall use commercially reasonable efforts to effectuate such name change as soon as reasonably practicable.

(c)        Notwithstanding anything to the contrary contained herein, each Party and its Affiliates shall have the right to use Parent Names and Business Marks to describe the past ownership or affiliation of the Business in a factually accurate and non-disparaging manner, or for fair use permitted under applicable Law.

Section 5.14        Non-Solicitation; Non-Compete; Confidentiality.

(a)        For a period of three (3) years from the Closing Date, Parent shall not, and shall cause its Subsidiaries and each of their Affiliates not to, directly or indirectly, (i) solicit, engage with or hire for employment (whether as an employee, consultant or otherwise), any Business Employee as of the Closing Date or (ii) solicit, engage with or hire for employment (whether as an employee, consultant or otherwise) any employee of Purchaser or any of its Subsidiaries that became known to Parent or any of its Subsidiaries in connection with the transaction contemplated by this Agreement; provided, that the foregoing shall not restrict any general or public solicitations not specifically targeted at any of the foregoing employees (including searches by any bona fide search firm that is not directed to solicit such employees) or any solicitations, hiring or other actions with respect to any such Person whose employment is terminated more than six (6) months prior to the commencement of employment discussions between such Person and Parent or any of its Subsidiaries.

(b)        For a period of three (3) years from the Closing Date, Purchaser shall not, and shall cause its Subsidiaries and each of their Affiliates not to, directly or indirectly solicit, engage with or hire for employment (whether as an employee, consultant or otherwise), any employee at the level of director (or above) as of the Closing Date; provided, that the foregoing shall not restrict any general or public solicitations not specifically targeted at employees of the Retained Businesses (including searches by any bona fide search firm that is not directed to solicit such employees) or any solicitations, hiring or other actions with respect to any such Person whose employment is terminated more than six (6) months prior to the commencement of employment discussions between such Person and Purchaser and its Subsidiaries.

(c)        For a period of five (5) years from the Closing Date, without the prior written consent of Purchaser (which may be withheld in its sole discretion), Parent shall, and shall each of its Subsidiaries and Affiliates to not, directly or indirectly, engage or participate in any manner (as an owner, equity holder, financing source, director, manager, officer, employee, agent, representative, consultant, service provider or otherwise) in the design, development, engineering, sourcing, manufacturing, assembly, sale, servicing and maintenance, and marketing of components, products and systems for drivetrain and working functions, that are equipped with a combustion and/or electric and/or alternative power source, in construction, agriculture, material handling, mining and forestry equipment and industrial machinery end markets and associated services that compete with such businesses (each of the foregoing businesses, a “Competing Business”); provided, that, nothing in this Agreement shall restrict Parent or its Subsidiaries or Affiliates at any time from:

(i)        any activity of or investment in any Person in which Parent and its Subsidiaries and Affiliates collectively own five percent (5%) or less of the outstanding stock or other securities of such Person, solely as a passive investor;

(ii)        holding existing passive interests in the funds listed on Section 5.14(c)(ii) of the Parent Disclosure Schedule;

(iii)        acquiring or investing in, and, after such acquisition or investment, owning an interest in any Person (or its successor) that is engaged in a Competing Business and operating such Competing Business if such Competing Business generated (1) less than ten percent (10%) of such Person’s consolidated annual revenues and (2) less than $25,000,000 of annual revenue, in each case, in the last completed fiscal year of such Person;

(iv)        acquiring and, after such acquisition, owning, directly or indirectly, any interest in a Person that is engaged in a Competing Business or operating such Competing Business if (A) such Competing Business generated (1) twenty percent (20%) or less of such Person’s consolidated annual revenues and (2) less than $150,000,000 of annual revenue (provided that this clause (2) shall not apply on and after the third anniversary of the Closing Date), in each case, in the last completed fiscal year of such Person and (B) Parent or its applicable Subsidiary or Affiliate, within twelve (12) months after the consummation of such acquisition, enters into a definitive agreement to cause the divestiture of no less than all of Competing Business of such Person such that the restrictions set forth in this Section 5.14(c) would not have operated to prevent such ownership assuming the completion of such divestiture had occurred prior to such acquisition, and thereafter uses commercially reasonable efforts to complete such divestiture as soon as reasonably practicable (but in no event later than twenty-four (24) months after the consummation of such acquisition);

(v)        providing services to or for the benefit of the Business pursuant to, and in accordance with, its obligations under this Agreement or any of the Ancillary Agreements;

(vi)        owning and operating the businesses set forth in clauses (a), (b), (c), (e) and (f) of the definition of Specified Retained Businesses and reasonable extensions for the same vehicle scope of use (i.e., market segment and/or vehicle architecture) for any replacement or next generation of current products within the same product categories; or

(vii)        the design, development, engineering, sourcing, manufacturing, assembly, sale, servicing and maintenance and marketing to Purchaser or any of its Affiliates of any components and products manufactured, assembled or supplied to Purchaser or any of its Affiliates under a Supply Agreement.

The parties understand and acknowledge that any non-intentional de minimis violations of this Section 5.14 by Parent or any of its Subsidiaries shall not be deemed a breach of this Section 5.14.

(d)        From the date hereof until the earlier of the valid termination of this Agreement or the date that is five (5) years following the Closing Date (and with respect to any Trade Secrets included in the Mamba Assets, for as long as such Trade Secrets continue to be held as a trade secret under applicable Laws by the Purchaser and its Affiliates (including the Transferred Entities)), Parent shall, and shall cause its Subsidiaries to, treat as confidential and not disclose to any Person any and all information, knowledge and data concerning Purchaser and its Affiliates and their respective businesses and the Business, the Mamba Assets, the Mamba Liabilities and the Transferred Entities, except to the extent such information, knowledge or data

(i) is disclosed, through no act or omission of Parent or any of its Affiliates, in a manner making it available to the general public, (ii) is required by Law to be disclosed; provided that, to the extent not prohibited by Law, such Persons shall provide Purchaser with written notice of the requirement to disclose such information pursuant to applicable Law and shall reasonably cooperate with Purchaser (at Purchaser’s sole cost and expense) to ensure such information is afforded confidential treatment or (iii) is Intellectual Property included in the Dana Assets.

(e)        From the date hereof until the earlier of the valid termination of this Agreement or the date that is five (5) years following the Closing Date (and with respect to any Trade Secrets included in the Dana Assets, for as long as such Trade Secrets continue to be held as a trade secret under applicable Laws by the Parent and its Affiliates), Purchaser shall, and shall cause its Subsidiaries to, treat as confidential and not disclose to any Person any and all information, knowledge and data concerning Parent and its Affiliates and their respective businesses and the Retained Business, the Dana Assets and the Dana Liabilities, except to the extent such information, knowledge or data (i) is disclosed, through no act or omission of Purchaser or any of its Affiliates, in a manner making it available to the general public or (ii) is required by Law to be disclosed; provided that, to the extent not prohibited by Law, such Persons shall provide Parent with written notice of the requirement to disclose such information pursuant to applicable Law and shall reasonably cooperate with Parent (at Parent’s sole cost and expense) to ensure such information is afforded confidential treatment.

Section 5.15        Pre-Closing Restructuring.

(a)        Notwithstanding anything to the contrary in this Agreement, the parties acknowledge and agree that (i) nothing in this Agreement shall prohibit or restrict (A) the transfer of Dana Assets or Dana Liabilities prior to (to the extent not inconsistent with the Pre-Closing Restructuring Plan or Separation Plan), at or after the Closing to any member of the Parent Group or (B) subject to Section 5.7, the transfer (by distribution or otherwise) of any cash or cash equivalents prior to the Closing, and (ii) prior to the Closing, subject to the receipt of necessary Third Party Consents and receipt of any necessary approvals from any Governmental Entity, Parent and its Subsidiaries will (and will be authorized to take such actions as may be necessary to) implement the steps set forth on Schedule V (the “Pre-Closing Restructuring Plan” and, such actions, together with the actions required to be taken under the Separation Plan, the “Pre-Closing Restructuring”). Parent shall be entitled (x) to modify, amend or redesign the Pre-Closing Restructuring and (y) to amend Section 3.1 and Section 3.2(b) of the Parent Disclosure Schedule to reflect such modification, amendment or redesign or to reflect the steps taken in accordance with the Pre-Closing Restructuring; provided, (1) that Parent shall promptly notify Purchaser of any such proposed modification, amendment or redesign as promptly as reasonably practicable, (2) Purchaser shall have an opportunity to review and comment on any such proposed modification, amendment or redesign and (3) such modification, amendment or redesign shall not be implemented without Purchaser’s prior written consent (unless such modification, amendment or redesign is de-minimis in nature or would not reasonably be expected to result in any non-de-minimis increased cost or risk (including Taxes to Purchaser or any of its Affiliates (including, following the Closing, the Transferred Entities))) to Purchaser or any of its Affiliates, which consent shall not be unreasonably withheld, conditioned or delayed.

(b)

(i)        All transfers pursuant to the Pre-Closing Restructuring shall be on an “as-is,” “where-is” basis, without representation or warranty of any kind or nature (except as expressly set forth in this Agreement or to the extent required by applicable Law), and, for the avoidance of doubt, any agreements (the “Pre-Closing Restructuring Agreements”) to effect the Pre-Closing Restructuring shall not have any effect on the value being given or received by Parent, the Seller Group or Purchaser, including the allocation of assets and Liabilities as between the Parent Group, on the one hand, and the Transferred Entities, on the other hand, all of which shall be determined solely in accordance with this Agreement. Parent shall (A) provide Purchaser with copies of drafts of the material Pre-Closing Restructuring Agreements (including, in each case, any exhibits or schedules thereto) pursuant to which the Pre-Closing Restructuring Plan shall be effected, in each case, at least five (5) Business Days before the applicable Pre-Closing Restructuring Agreements are executed or the applicable step of the Pre-Closing Restructuring Plan is effected or consummated and (B) consider in good faith any reasonable comments received from Purchaser thereto;

(ii)        Without limiting the generality of Section 5.15(b)(i), to the extent that the provisions of a Pre-Closing Restructuring Agreement are inconsistent with, or (except to the extent they implement a transfer in accordance with this Agreement) additional to, the provisions of this Agreement: (A) the provisions of this Agreement shall prevail; and (B) so far as permissible under applicable Law of the relevant jurisdiction, the Parent Group and Purchaser shall cause the provisions of the relevant Pre-Closing Restructuring Agreement to be adjusted, to the extent necessary to give effect to the provisions of this Agreement; and

(iii)        Each party hereto shall not, and shall cause its respective Affiliates not to, bring any claim (including for breach of any warranty, representation, undertaking, covenant or indemnity relating to the transactions contemplated by this Agreement) against the other party or any of its Affiliates in respect of or based upon any of the Pre-Closing Restructuring Agreements, except to the extent necessary to enforce any transfer of any assets or liabilities in a manner consistent with the terms of this Agreement or otherwise pursuant to or in connection with enforcing its rights under this Agreement. All such claims (except as referred to above) shall be brought in accordance with, and be subject to the provisions, rights and limitations set out in, this Agreement, and no party shall be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity under or pursuant to any Pre-Closing Restructuring Agreements (but without prejudice to the establishment of the existence of the claim hereunder) to the extent inconsistent with this Agreement.

(c)        Notwithstanding anything to the contrary in this Agreement, this Agreement shall not constitute an agreement to assign or transfer any Mamba Asset or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment or transfer thereof, without the consent of a third party (including any Governmental Entity or employee representative body), would constitute a breach or other contravention thereof or a violation of Law. If, on the Closing Date, any such consent has not been obtained, or if an attempted transfer or assignment thereof would be ineffective or a violation of Law, the Parent Group will, subject to and in accordance with the other terms of this Agreement (including, Section 5.3), cooperate to effect such assignment or transfer as promptly as practicable in accordance with Section 5.12(b) in a mutually agreeable arrangement (i) under which Purchaser would, in compliance with Law, obtain the benefits and assume the obligations and bear the economic burdens associated with such

Mamba Asset, claim, right or benefit in accordance with this Agreement, including subcontracting, sublicensing or subleasing to a Transferred Entity (or in the case of the Specified Jurisdiction Mamba Assets and Liabilities to Purchaser or one of its Affiliates) or (ii) under which the Parent Group would enforce for the benefit (and at the expense) of Purchaser any and all of the Parent Groups’ rights against a third party associated with such Mamba Asset, claim, right or benefit, and the Parent Group would promptly provide or pay to Purchaser when received all benefits or monies received by them under any such Mamba Asset, claim, right or benefit, and the Transferred Entities would assume the obligations and bear the economic burdens associated therewith, in each case, as if such Mamba Asset (or any claim or right or any benefit arising thereunder or resulting therefrom) had been assigned or transferred at the Closing. In either such case, the Parent Group shall hold such Mamba Asset (or any claim or right or any benefit arising thereunder or resulting therefrom) in trust for the benefit, insofar as reasonably possible, of the Purchaser or the Transferred Entities until the consummation of the conveyance, transfer, assignment or delivery thereof. Each of Purchaser and Parent shall, and shall cause their respective Affiliates to, treat any such arrangement as a transfer of the underlying Mamba Asset for U.S. federal, state and local, and applicable non-U.S. Tax purposes, in each case, except as otherwise required by applicable Law.

(d)        For the avoidance of doubt, from and after the Closing (i) Parent or the applicable member of the Parent group shall (and Parent shall cause such applicable member of the Parent Group to), assume and accept (to the extent not previously assumed and accepted hereby) all Dana Liabilities and at all times timely pay, discharge and perform in accordance with their terms, each and every Dana Liability and (ii) Purchaser or its applicable Subsidiary (including the Transferred Entities) shall (and Purchaser shall cause such Subsidiary, including the Transferred Entities, to), assume and accept (to the extent not previously assumed and accepted hereby) all Mamba Liabilities and at all times timely pay, discharge and perform in accordance with their terms, each and every Mamba Liability.

Section 5.16        R&W Insurance Policy. Purchaser agrees that any representations and warranties insurance policy related to this Agreement (“R&W Insurance Policy”) shall include an express subrogation waiver of rights of or via subrogation, contribution or otherwise against Parent and the other members of the Parent Group, and each of their respective past, present or future directors, officers, employees, advisors, agents, managers, attorneys, partners and managers, except and only to the extent of Fraud committed by such Person, with foregoing Persons being express third-party beneficiaries of such anti-subrogation provision. For the avoidance of doubt, all costs and expenses of any R&W Insurance Policy shall be borne solely by Purchaser.

Section 5.17        Resignations. Parent shall, unless prohibited by applicable Law, deliver any resignations (effective as of the Closing) of, or evidence of removal of, the directors, managers and officers of the Transferred Entities that are requested by Purchaser no less than ten (10) Business Days prior to the Closing Date.

Section 5.18        Transition Services Agreement; Supply Agreements. Promptly following the execution of this Agreement (and in any event within ninety (90) days after the date of this Agreement), (a) Parent and Purchaser shall prepare and agree in good faith upon the definitive Schedules (as defined in Exhibit K) to the Transition Services Agreement consistent with the principles set forth in the footnotes included in the form Transition Services Agreement attached as Exhibit J, and (b) Parent and Purchaser shall prepare and agree in good faith upon definitive drafts of Supply Agreements and the Engineering Supply Agreement on the terms set forth in the applicable exhibit hereto.

Section 5.19        Partial Lien Release Letter. On or prior to the Closing Date, Parent shall obtain and deliver to Purchaser a partial lien release letter (the “Partial Lien Release Letter”) in customary form from the lenders (or their applicable representative) with respect to the Company Credit Agreement providing for the release (subject to the occurrence of the Closing) of any guarantees given by the applicable Transferred Entities created in connection with any such obligation and any Liens granted by the applicable (w) Persons over their respective Equity Interests in the Transferred Entities, (x) Transferred Entities over their respective properties and assets and (y) Asset Seller Subsidiaries over their respective Mamba Assets securing any such obligations (and, as promptly as possible following the Closing Date if not delivered prior to such time, the applicable termination instruments or release filings of all such Liens securing such Indebtedness in customary forms).

Section 5.20        Purchaser’s Obligations in Respect of Purchaser Debt Financing.

(a)        Purchaser shall take, or cause to be taken, all actions, and do, or cause to be done, all things reasonably necessary, proper or advisable to obtain funds sufficient to fund the Required Amount on or prior to the date upon which the Closing is required to be consummated pursuant to the terms hereof. In furtherance and not in limitation of the foregoing, Purchaser shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, advisable or proper to obtain the proceeds of the Debt Financing as promptly as possible but in any event prior to the date upon which the Closing is required to be consummated pursuant to the terms hereof, including by (i) maintaining in effect the Debt Commitment Letter, unless the Replacement Financing has been entered into in compliance with the terms of Section 5.20(b), (ii) negotiating and entering into definitive agreements with respect to the Debt Financing or the Replacement Financing (the “Definitive Agreements”) consistent with the terms and conditions contained therein (including, as necessary, the “flex” provisions contained in any related fee letter), (iii) satisfying (or obtaining the waiver of) on a timely basis all terms and conditions in the Debt Commitment Letter and the Definitive Agreements that are in the Purchaser’s or any of the Purchaser’s Subsidiaries’ control and complying with its and their obligations thereunder, (iv) arranging for and consummating the Debt Financing or the Replacement Financing at or prior to the Closing and (v) if necessary, complying with any “market flex” provisions contemplated by the Debt Commitment Letter or the Fee Letter. Purchaser shall comply with its obligations, and enforce its rights, under the Debt Commitment Letter and Definitive Agreements in a timely and diligent manner. In the event that all conditions contained in the Debt Commitment Letter or, in the event of a Replacement Financing, the Definitive Agreements (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived, Purchaser shall use reasonable best efforts to cause the Financing Entities to comply with their respective obligations thereunder, including to fund the Debt Financing at the Closing.

(b)        Purchaser shall not without the prior written consent of Parent: (i) permit any amendment or modification to, or any waiver of any provision or remedy under, or replacement, termination or reduction of the Debt Commitment Letter or the Definitive

Agreements (except if Purchaser has available sufficient cash on hand or cash from other committed funding sources pursuant to a Replacement Financing to fund the Required Amount) if such amendment, modification, termination, reduction, waiver or replacement (A) adds new (or adversely modifies any existing) or otherwise expands any of the conditions to the consummation of all or any portion of the Debt Financing, (B) reduces or increases the amount of the Debt Financing (it being understood that any mandatory commitment reduction due to Purchaser or its Subsidiaries obtaining net proceeds of a debt or equity issuance, entry into a limited condition bank loan or obtaining net proceeds of certain asset sales, so long as such asset sale proceeds are received by Purchaser or its Subsidiaries and will remain available to fund the Required Amount at Closing, in each case, in accordance with the terms of such Debt Commitment Letter as in effect on the date hereof (a “Replacement Financing Reduction”) shall be permitted), (C) extends the timing of the funding commitments thereunder, (D) adversely affects the ability of Purchaser to enforce its rights or remedies against other parties to the Debt Commitment Letter or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified in accordance with this Agreement, (E) could otherwise reasonably be expected to prevent, materially impede or materially delay the consummation of the Closing and the other transactions contemplated by this Agreement or make the funding of the Debt Financing less likely to occur or (F) is adverse to the interests of Parent (clauses (A) through (F), a “Prohibited Modification”); or (ii) terminate the Debt Commitment Letter or any Definitive Agreement. Notwithstanding the foregoing, Purchaser may (x) modify, supplement or amend the Debt Commitment Letter to (1) add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement, (2) implement or exercise any “market flex” provisions contained in the Debt Commitment Letter and (3) effect a Replacement Financing Reduction, or (y) replace the Debt Financing with the issuance and sale of senior notes and/or the entry into a term loan facility (either, a “Replacement Financing”) so long as (I) (A) if proceeds of such Replacement Financing will be received on the Closing Date, the conditions to funding are no more onerous than the conditions to funding the Debt Financing pursuant to the Debt Commitment Letter as of the date hereof and (B) if proceeds will be received prior to the Closing Date and held in escrow, the conditions to release such funds from escrow are no more onerous than the conditions to funding the Debt Financing pursuant to the Debt Commitment Letter as of the date hereof, (II) such replacement would not reasonably be expected to effect a Prohibited Modification and (III) the net cash proceeds of such Replacement Financing, together with the net cash remaining portion of the Debt Financing (together with all other cash or sources of capital available to Purchaser) are not less than the Required Amount. Purchaser shall promptly (and in any event within one (1) Business Day) deliver to Parent true, correct and complete copies of any such amendment, modification, consent, waiver or replacement relating to the Debt Commitment Letter. Purchaser shall, and shall cause it Affiliates to, refrain from taking, directly or indirectly, any action that could reasonably be expected to result in the failure of any of the conditions contained in the Debt Commitment Letter or in any Definitive Agreement.

(c)        In the event that all or any portion of the commitments with respect to the Debt Financing expires, terminates or otherwise becomes unavailable, regardless of the reason therefor (except in connection with a Replacement Financing Reduction), Purchaser will (i) use (and shall cause each of its Affiliates to use) reasonable best efforts to arrange and obtain, as promptly as reasonably practicable following the occurrence of such event, alternative debt financing (the “Alternative Financing”) (in an amount sufficient, when taken together with the available portion of the Debt Financing, to consummate the transactions contemplated by this

Agreement and to pay the Required Amount) from the same or other sources and which do not include any terms or conditions that (A) are materially less favorable, taken as a whole, to Purchaser and the Transferred Entities in the aggregate than the conditions and terms contained in the Debt Commitment Letter and the Fee Letter as of the date of this Agreement or (B) could reasonably be expected to affect the availability thereof or to prevent or delay the Closing, and (ii) promptly (and, in any event, within two (2) Business Days) notify Parent of such unavailability and the reason therefor in reasonable detail. For the purposes of this Agreement, the term “Debt Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any Alternative Financing or Replacement Financing, the term “Fee Letter” shall be deemed to include any fee letter (or similar agreement) with respect to any Alternative Financing or Replacement Financing, the term “Debt Financing” shall be deemed to include any Alternative Financing or Replacement Financing, the term “Financing Entity” shall be deemed to include the financial institutions providing such Alternative Financing or Replacement Financing, and the term “Definitive Agreements” shall be deemed to include any definitive agreements with respect to such Alternative Financing or Replacement Financing, and all obligations of each party pursuant to this Section 5.20 shall be applicable thereto to the same extent as such party’s obligations, as the case may be, with respect to the Debt Financing. The Purchaser shall promptly provide to the Parent (and, in any event, within two (2) Business Days of execution and delivery thereof) copies of any commitment letter (including all schedules, annexes and exhibits thereto) associated with a replacement Debt Financing or Alternative Financing as well as any amendment, restatement, supplement or waiver of any debt commitment letter (including the Debt Commitment Letter) and related fee letter (including the Fee Letter) (redacted in the same manner as the Fee Letter delivered to the Parent on or prior to the date hereof). Purchaser shall provide Parent with prompt (and in any event within one (1) Business Day) oral and written notice of (1) any actual or threatened material breach, default, termination, rescission or repudiation (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the Commitment Letters or any Definitive Agreement and a copy of any written notice or other written communication from any Financing Entity or other financing source with respect to any material breach, default, termination, rescission or repudiation by any party to the Commitment Letters or any Definitive Agreement of any provision thereof, (2) any material dispute or disagreement between or among any of the parties to the Debt Commitment Letter or the Definitive Agreement relating to, or otherwise potentially affecting, the amount or availability of the Debt Financing or the satisfaction of the conditions thereunder, (3) the expiration or written termination (or attempted or purported termination, whether or not valid) of the Debt Commitment Letter or (4) if for any reason the Purchaser at any time reasonably believes that it will not be able to obtain all or any portion of the Debt Financing contemplated to be funded at the Closing. Upon written request from Parent, Purchaser shall keep Parent reasonably informed on a timely basis of the status of its efforts to consummate the Debt Financing, including by providing drafts (reasonably in advance of execution) and thereafter true, complete, correct and executed copies of any Definitive Agreements and such other material information and documentation regarding the Debt Financing as shall be reasonably necessary to allow Parent to monitor the progress of the Debt Financing. Purchaser shall promptly pay or cause to be paid all commitment, engagement or arrangement fees, ticking fees, structuring fees, upfront fees or similar fees and expenses associated with the Debt Financing (including as a result of the exercise of any “flex” provisions in any flex letter or Fee Letter by the Financing Entities). Purchaser shall not, and shall not permit any of its Affiliates to, without the prior written consent of Parent, take or fail to take any action or enter into any transaction that could reasonably be expected to impair, delay or prevent consummation of the Debt Financing contemplated by the Commitment Letters or Definitive Agreement. The foregoing notwithstanding, compliance by Purchaser with this Section 5.20 shall not relieve Purchaser of its obligations to consummate the transactions contemplated by this Agreement whether or not the Debt Financing is available.

Section 5.21        Parent’s Obligations with respect to Purchaser Debt Financing.

(a)        Commencing on the date of this Agreement and ending on the earlier of (x) the termination of this Agreement, (y) the date that the commitments of the Financing Entities under the Debt Commitment Letter (as in effect on the date hereof) have been reduced to zero after receipt by Purchaser or its Subsidiaries of proceeds of the Debt Financing (including, for the avoidance of doubt, the proceeds of a Replacement Financing (or funding into escrow of proceeds thereof)) and (z) the Closing, Parent shall use its reasonable best efforts to provide, and to cause the Transferred Entities to use reasonable best efforts to provide, all cooperation reasonably requested by Purchaser necessary for the arrangement of the Debt Financing or the Replacement Financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of Parent or any of its Affiliates), including by using reasonable best efforts to:

(i)        deliver to Purchaser the financial statements required by Section 5.22;

(ii)        request and facilitate Parent’s independent auditor, as reasonably requested by the Purchaser, to (a) consent to the use of their audit reports on the financial statements of the Business in any materials relating to, or any filings made with the SEC related to, such financing, (b) provide, consistent with customary practice, customary “comfort letters,” including customary “negative assurances” (including drafts thereof which such accountants are prepared to issue at the time of pricing and at closing of any bonds being issued in connection with such financing) necessary and reasonably requested by the Purchaser in connection with any debt capital markets transaction comprising a part of such financing, and (c) participate in reasonable and customary due diligence sessions, which sessions shall be telephonic or held by videoconference and held at reasonable and mutually agreeable times;

(iii)        providing information to Purchaser necessary in (including by providing information relating to the Business reasonably required and requested by the Purchaser in connection with) its preparation of rating agency presentations, road show materials, bank information memoranda, lender presentations, projections, prospectuses, bank syndication materials, credit agreements, offering memoranda, private placement memoranda, definitive financing documents (as well as customary “backup” support) and similar or related documents to be prepared by Purchaser in connection with such financing, including any historical financial information of the Business as reasonably requested in writing by Purchaser and required for the preparation by the Purchaser of customary pro forma financial information and pro forma financial statements of the type and form customarily included in private placements of non-convertible high-yield debt securities under Rule 144A under the Securities Act or to the extent required by any accounting rules and regulations of the SEC (it being agreed that (x) Parent need only assist in the preparation thereof but shall not be required to prepare independently any pro forma financial statements, (y) Parent will have no obligation to prepare or deliver any Excluded Information) and (z) for the avoidance of doubt, Parent’s obligations under this Section 5.21(a)(iii) are subject to the limitations described under Section 5.21(b)(H);

(iv)        cooperate with customary marketing efforts of the Purchaser for such financing, including using reasonable best efforts to cause its management team, with appropriate seniority and expertise, to assist in preparation for and to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions, and sessions with rating agencies, in each case, upon reasonable advance notice, during normal business hours and at mutually agreeable dates and times, which sessions, meetings, presentations, and road shows shall be telephonic or held by video conference;

(v)        deliver to the Purchaser, no later than four (4) Business Days prior to the Closing Date, any materials and documentation about the Business, Parent and the Transferred Entities required under applicable “know your customer” and anti-money laundering Laws (including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, the U.S. Foreign Corrupt Practices Act of 1977, the Investment Company Act of 1940 and any rules of the Office of Foreign Assets Control of the U.S. Department of the Treasury), to the extent reasonably requested by Purchaser in writing no less than nine (9) Business Days prior to the Closing Date;

(vi)        inform the Purchaser promptly in writing if Parent (A) concludes that any previously issued financial statement of the Business included in any materials with respect to such financing (including any financial statements delivered pursuant to Section 5.22) should no longer be relied upon as per Item 4.02 of Form 8-K under the Exchange Act or (B) shall have determined a restatement of any of Parent’s or the Business’ financial statements is required or reasonably likely;

(vii)        cooperate with respect to the provision of guarantees required by such financing, including by executing and delivering definitive financing documents by the Transferred Entities related thereto as reasonably requested by Purchaser and facilitating the pledging of collateral by the Transferred Entities; it being understood that the effectiveness of any such guarantees, collateral and any related definitive documents shall be conditioned upon the occurrence of the Closing;

(viii)        provide customary authorization letters to Purchaser (which may furnish such letters to the Financing Parties) in respect of the Transferred Entities authorizing the distribution of information to prospective lenders or investors and containing a customary representation that the public side versions of such documents, if any, do not include material non-public information about the Business (only to the extent that the marketing materials to which such authorization letters relate contain customary disclaimers for Parent, its Affiliates and their respective Representatives with respect to responsibility for the use or misuse of the contents thereof); provided, that Parent and its Representatives are afforded reasonable time to review such authorization letters and related materials prior to the execution and delivery thereof; and

(ix)        furnish Purchaser with information required by the Debt Financing or the Replacement Financing as may be reasonably requested by Purchaser, including for the completion of any schedules thereto, solely to the extent such materials relate to information concerning the Business or the Transferred Entities.

(b)        The foregoing notwithstanding, none of Parent nor any of its Affiliates shall be required to take or permit the taking of any action pursuant to this Section 5.21 that would: (A) require Parent, the Transferred Entities or any of their Affiliates or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Debt Financing or the Replacement Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement (other than the authorization letters referred to in this Section 5.21, CFO certificates, solely with respect to historical financial information of the Business (and not pro forma financial information or adjustments or preliminary financial results) as of and prior to the end of the most recent fiscal quarter, in forms reasonably acceptable to Parent (such a certificate, a “CFO Certificate”), and customary representation letters required in connection with the provision of any “comfort letters” in accordance with this Section 5.21) in each case that are not conditioned upon the Closing occurring or that would be effective prior to the Closing Date, (B) cause any representation or warranty in this Agreement to be breached by Parent or any of its Affiliates or cause any condition to the Closing set forth in Article VIII to fail to be satisfied, (C) require Parent or any of its Affiliates to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Debt Financing or the Replacement Financing prior to the Closing or have any obligation of Parent or any of its Affiliates under any agreement, certificate, document or instrument (other than the authorization letters referred to in this Section 5.21, a CFO Certificate and customary representation letters required in connection with the provision of any “comfort letters” in accordance with this Section 5.21) be effective until the Closing, (D) cause any director, officer, employee or stockholder of Parent or any of its Affiliates to incur any personal liability, (E) conflict with the organizational documents of Parent or any of its Affiliates or any Laws, (F) reasonably be expected to result in a material violation or material breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which Parent or any of its Affiliates is a party, (G) provide access to or disclose information that Parent or any of its Affiliates determines would jeopardize any attorney-client privilege of Parent or any of its Affiliates or could result in the disclosure of any trade secrets, customer-specific data or competitively sensitive information not otherwise required to be provided under this Agreement or the violation of any confidentiality obligation, (H) prepare any financial statements other than as set forth in Section 5.22 or information that cannot be produced or provided without unreasonable cost or expense and is not prepared in the ordinary course of its financial reporting practice or (I) cause or permit any Lien to be placed on any Transferred Entity’s assets in connection with any Debt Financing prior to the Closing. Parent and its Subsidiaries and Representatives shall not be required to deliver any legal opinions, reliance letters or solvency certificates. Parent and its Representatives shall be given a reasonable opportunity to review any financing documents and any materials that are to be presented during any meetings conducted in connection with the Debt Financing or the Replacement Financing, and Purchaser shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Parent and its Representatives. Nothing contained in this Section 5.21 or otherwise shall require Parent or any of its Affiliates (other than any Transferred Entities) to be an issuer or other obligor with respect to the Debt Financing or the Replacement Financing, any Transferred Entities may only be an issuer or other obligor with respect to the Debt Financing or the Replacement Financing subject to the occurrence of the Closing. Purchaser shall reimburse Parent or any of its Affiliates at the Closing (or if the Closing does not occur or from time to time prior to Closing, promptly upon request thereby) for all reasonable and documented out-of-pocket costs and expenses (including fees, costs and expenses of counsel, accountants and other advisors) incurred by them or their respective Representatives pursuant to this Section 5.21 and Section 5.22 or otherwise in connection with such cooperation and shall indemnify and hold harmless Parent and its Affiliates and their respective Representatives from and against any and all Losses suffered or incurred by them in connection with the arrangement of the Debt Financing or the Replacement Financing, any action taken by them at the request of Purchaser or its Representatives pursuant to this Section 5.21, Section 5.22 and any information used in connection therewith, except to the extent resulting from the gross negligence, fraud or willful misconduct of Parent, any of the Transferred Entities or any of its or their respective Representatives, or arising from incorrect or misleading information provided by Parent or any Transferred Entities or any of its or their respective Representatives in writing specifically for use in connection with the Debt Financing.

(c)        All non-public or otherwise confidential information regarding Parent or any of its Affiliates obtained by Purchaser or its Representatives pursuant to this Section 5.21 shall be kept confidential in accordance with the Confidentiality Agreement; provided, that Purchaser shall be permitted to disclose information to any Financing Party, prospective Financing Party, prospective purchasers of senior notes or rating agencies as necessary and consistent with customary practices in connection with the Debt Financing or the Replacement Financing subject to customary confidentiality arrangements reasonably satisfactory to Parent; provided, that all such information to be included in any prospectus, private placement memorandum or circular in connection with any Debt Financing has been previously identified to, and provided to, Parent, and Parent and its Representatives shall have been given a reasonable opportunity to review such information prior to such disclosure. Parent hereby consents to the use of all of its and the Transferred Entities’ logos solely to the extent that such logos are used in a manner that is reasonable and customary in connection with the Financing and solely in connection with a description of Parent, the Transferred Entities, the Business or the transactions contemplated by this Agreement and solely in a manner that is accurate and not intended or likely to harm or disparage the reputation or goodwill of the relevant party, or any of their respective Intellectual Property rights and will comply with Parent’s usage requirements and guidelines to the extent made available to Purchaser prior to such use.

(d)        Notwithstanding anything to the contrary in this Agreement, it is expressly understood and agreed by the parties to this Agreement that the Parent’s, the Transferred Entities’ and each of their respective Representatives’ obligations under this Section 5.21 shall be disregarded for purposes of determining whether the conditions set forth in Article VIII have been satisfied (including for purposes of determining any termination rights under Article IX).

Section 5.22        Audited Financial Statements; Financial Statement Assistance

(a)        From and after the date of this Agreement and ending on the earlier of (x) the termination of this Agreement and (y) the Closing, Parent shall, and shall cause its Subsidiaries to, as promptly as reasonably practicable, and in any event by September 15, 2025, prepare and deliver to Purchaser the (i) the audited consolidated statement of operations, consolidated statement of comprehensive income, consolidated balance sheet and consolidated statement of cash flows of the Business, for the fiscal years as of and ended December 31, 2024 and December 31, 2023 (the “Audited Financial Statements”), prepared in accordance with GAAP and audited by Parent’s independent auditor in accordance with the American Institute of Certified Public Accountants (“AICPA”) standard for annual audits and (ii) the unaudited consolidated statement of operations, consolidated statement of comprehensive income, consolidated balance sheet, and consolidated statement of cash flows of the Business as of March 31, 2025, with comparative financial information for the equivalent period of the prior year, prepared by Parent in accordance with GAAP, and reviewed by Parent’s independent auditor.

(b)        From and after the date of this Agreement and ending on the earlier of (x) the termination of this Agreement and (y) the Closing, Parent shall, and shall cause its Subsidiaries to, as promptly as reasonably practicable, prepare and deliver to Purchaser: (i) the audited consolidated statement of operations, consolidated statement of comprehensive income, consolidated balance sheet and consolidated statement of cash flows of the Business as of and for the fiscal year ending December 31, 2025 prepared in accordance with GAAP and audited by Parent’s independent auditor in accordance with the AICPA standard for annual audits, applied on a basis consistent with that of the most recent fiscal year as soon as reasonably practicable following the end of such fiscal year and, in any event, no later than ninety (90) days after the end of such year and (ii) the unaudited consolidated statement of operations, consolidated statement of comprehensive income, consolidated balance sheet and consolidated statement of cash flows of the Business as of the end of and for the year-to-date period ending on the last day of any fiscal quarter ending after March 31, 2025 (other than for any fiscal quarter ending on December 31) with comparative financial information for the equivalent period of the prior year, prepared in accordance with GAAP applied on a basis consistent with that of the most recent fiscal year as soon as reasonably practicable following the end of such quarter and, in any event, no later than 40 days after the end of such quarter and reviewed by Parent’s independent auditor;

(c)        From and after the Closing and at the reasonable request of Purchaser for a period not to exceed the later of (I) if the Closing Date occurs during the fiscal year 2025, April 30, 2026, and otherwise, April 30, 2027 and (II) six months following the Closing Date, Parent shall, and shall cause its Subsidiaries to, as promptly as reasonably practicable, at Purchaser’s sole cost and expense and subject to Section 5.22(f), reasonably cooperate with Purchaser (including by providing financial information in its possession required by clauses (i), (ii) and (iii) below), in Purchaser’s preparation of:

(i)        (A) unaudited consolidated statement of operations, consolidated statement of comprehensive income, consolidated balance sheet and consolidated statement of cash flows of the Business as of and for any quarterly fiscal period beginning prior to the Closing Date and for which financial statements have not been delivered pursuant to Section 5.22(b) and the comparative quarterly fiscal period in the prior year, in each case as reasonably requested by Purchaser (the “Quarterly Financial Statements”), which Quarterly Financial Statements shall be prepared by Purchaser in accordance with GAAP, including with respect to footnote disclosure, with such exceptions and omitted footnotes as are customary in the preparation of interim financial statements, and the review of such Quarterly Financial Statements by the independent auditor of the Business; and (B) customary MD&A, comparing the period(s) represented by the Quarterly Financial Statements to the comparable period(s) in the prior year, with such exceptions and omissions as are customary in an MD&A for an interim period; and

(ii)        (A) if not previously provided pursuant to Section 5.22(b), the audited consolidated statement of operations, consolidated statement of comprehensive income, consolidated balance sheet and consolidated statement of cash flows of the Business for the fiscal year ending December 31, 2025 (“Year-End Financial Statements”) prepared in accordance with GAAP and audited by the independent auditor of the Business in accordance with the AICPA standard for annual audits; and (B) a customary MD&A comparing the applicable fiscal year with the prior fiscal year; and

(iii)        all pro forma financial statements required to be included (including as may be required for a registered public offering of debt or equity (or equity-linked) securities or as may be required by Regulation S-X under the Securities Act or any other accounting rules and regulations of the SEC) in any registration statements or Form 8-Ks filed or furnished by Purchaser with the SEC (the “Pro Forma Financial Statements”); provided that Parent shall not be required to provide or prepare any Excluded Information, which pro forma financial information shall be the sole responsibility of Purchaser.

(d)        The cooperation required by Section 5.22(c) shall include using reasonable best efforts to provide (i) all information in Parent’s or its Subsidiaries’ possession reasonably necessary to support the auditors of the Business performing a SAS 100 review or audit in accordance with the AICPA standard for annual audits, as applicable, with respect to such consolidated statement of operations, consolidated statement of comprehensive income, consolidated balance sheet and consolidated statement of cash flows of the Business (including any information reasonably requested by Purchaser or its auditors for such purpose),(ii) management representation letters and other similar items reasonably necessary for the purpose described in the foregoing clause (i) and (iii) access (during normal business hours) to Parent’s or its Subsidiaries’ personnel reasonably necessary for Purchaser’s preparation of the Quarterly Financial Statements, the Year-End Financial Statements and the Pro-Forma Financial Statements.

(e)        Nothing in this Section 5.22 shall require cooperation, and nothing in this Section 5.22 shall require Parent to take any action, to the extent it would (i) unreasonably disrupt or interfere with the conduct of the Business or any other business or operations of Parent or any of its Subsidiaries; (ii) require Parent or any of its Subsidiaries to waive or amend any terms of this Agreement or cause any of the conditions to the Closing set forth in Article VIII not to be satisfied; (iii) require Parent or any of its Subsidiaries to agree to pay any fees, reimburse any expenses or otherwise incur any monetary Liability unless Parent shall have received prompt reimbursement therefor; (iv) require Parent or any of its Subsidiaries to take any action that would reasonably be likely to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the organizational documents of Parent or any of its Affiliates; (v) (A) require Parent or any of its Subsidiaries to take any action that, based on advice of Parent’s counsel, would violate any applicable Law, (B) result in (1) the disclosure of any Trade Secrets of Parent or any of its Subsidiaries or of third parties or violate any obligation of Parent or any of its Subsidiaries with respect to confidentiality or data protection, or (2) the disclosure of any information referencing the value of the Parent or any of Parent’s Subsidiaries (other than the Business or the Mamba Assets or the Mamba Liabilities), or (C) reasonably be expected to cause the loss or waiver of the protection of any attorney-client privilege, attorney work product privilege or other relevant legal privilege; (vi) require Parent or any of its Subsidiaries to enter into any agreement or require their respective boards of directors or equivalent governing bodies to pass resolutions or consents to approve or authorize any such agreement (other than customary authorization or representation letters or auditor engagement letters for purposes of effecting the cooperation envisioned hereunder, including delivering comfort letters); (vii) other than as set out in Section 5.21, require Parent or any of its Subsidiaries or any of its or their Representatives to deliver any certificate or take any other action other than on behalf of Parent or such Subsidiary (and not in any personal capacity), and nothing herein shall require any Representative to take any action that would potentially result in personal liability; or (viii) require Parent or any of its Subsidiaries to prepare quarterly or annual financial statements for Parent with a different fiscal quarter or fiscal year end than Parent’s current fiscal quarter and fiscal year end dates.

Section 5.23        Cross Selling. In circumstances where (x) the Retained Business currently sells driveshaft assemblies to certain OEM customers for use in the field of the Business or (y) the Business currently sells driveshaft assemblies to OEM customers for use in the field of the Retained Business, the following will apply:

(a)        During the period from the date of this Agreement until the Closing, Parent and Purchaser shall cooperate in good faith to transition the production and sales from the facility or facilities currently providing such production or sales (“Selling Business”) to a facility or facilities within the Retained Business or the Business (as applicable) (“Receiving Business”) to the extent that such transition is commercially reasonable and economically feasible for both the Selling Business and the Receiving Business; and

(b)        to the extent a commercially reasonable and economically feasible solution for both the Selling Business and the Receiving Business is not available at the time of Closing, Parent and Purchaser will use commercially reasonable efforts following the Closing to transition the applicable production and sales from the Selling Business to the Receiving Business;

provided that, in the case of clauses (a) and (b), the ability to transition such production and sales to the Receiving Business is subject to (i) the preference of the applicable customer and (ii) the Receiving Business’ ability to provide substantially similar driveshaft assemblies and services of similar quality as provided as of the date of this Agreement. If, despite such commercially reasonable efforts, there is no commercially reasonable and economically feasible solution for the Receiving Business to produce the applicable driveshaft assemblies for any such applicable customer, Parent and Purchaser will negotiate in good faith for the Selling Business to supply such driveshaft assemblies to the Receiving Business. For clarity, if any customer prefers to keep the sales of any such driveshaft assemblies with the Selling Business, such Selling Business can continue to sell to such customer and such sales, notwithstanding Section 5.14(c), shall not constitute a breach of Section 5.14(c).

Article VI

EMPLOYEE MATTERS COVENANTS

Section 6.1        Continuation of Employment. Parent shall, and Parent shall cause its Subsidiaries to, take all necessary actions so that (i) each Business Employee is employed by a Transferred Entity as of the Closing Date and (ii) no employee of Parent or its Affiliates who is not a Business Employee is employed by a Transferred Entity as of the Closing Date. As of the Closing Date, Purchaser shall, (a) cause each of the Transferred Entities to continue to employ on the Closing Date its respective Business Employees, and (b) with respect to each other Business Employee, either (i) employ such other Business Employee whose employment automatically transfers by operation of Law as a result of, or in connection with, the execution of this Agreement or the transactions contemplated by this Agreement, or (ii) offer, or cause its applicable Affiliate to offer, employment to such other Business Employee, to the extent employment does not automatically transfer by operation of Law, in all cases, on terms consistent with this Article VI. Parent shall cooperate with the Purchaser and use good faith efforts to facilitate the offer process required by Section 6.1(b)(ii) and agrees to release (or procure that the applicable member of the Parent Group releases) each Business Employee who accepts an offer from the Purchaser (or one of its Affiliates) from their employment with the Parent Group to enable them to commence employment with the Purchaser or any of its Affiliates from the Closing Date. From and after the date of this Agreement until 5:00 p.m., New York time, on the date that is two (2) Business Days prior to the anticipated Closing Date, Purchaser will consider in good faith any proposal by Parent to add additional individuals to the list of individuals in Section 1.1(a)(i) of the Parent Disclosure Schedule or Section 1.1(a)(ii) of the Parent Disclosure Schedule, subject, in each case, to Purchaser’s and Parent’s mutual agreement.

Section 6.2        Terms and Conditions of Employment.

(a)        With respect to each Continuing Employee, Purchaser shall, provide or cause to be provided, for the twelve (12)-month period commencing on the Closing Date, (i) regular wages or base salary, annual cash bonus opportunities and long-term incentive opportunities (whether cash- or equity-based) that are, in each case, no less favorable than the regular wages or base salary, annual cash bonus opportunities and long-term incentive opportunities (whether cash- or equity-based) provided to such Continuing Employee immediately prior to the Closing (excluding specific performance goals, except as provided below), and (ii) other employee benefits that are at least substantially similar in the aggregate to the employee benefits provided to such Continuing Employee immediately prior to the Closing; provided, however, that no change in control, deferred compensation, retiree health and welfare or defined benefit pension or other special or non-recurring compensation or benefits provided prior to the Closing shall be taken into account for purposes of this covenant. Notwithstanding the foregoing, Purchaser shall not be prohibited by this Section 6.2 from terminating the employment of any Continuing Employee following the Closing Date. In the event any Business Employee is terminated prior to Closing and is eligible to receive notice, payment in lieu of notice, termination pay or severance payments, Parent shall or shall cause one of its Affiliates to condition the receipt of such all notice, payment in lieu of notice, termination pay or severance payments on the Business Employee timely signing and not revoking a release of claims against the Business.

(b)        In addition, and without limiting the application of Section 6.2(a), in the event that Purchaser and its Affiliates fail to provide to any Continuing Employee the terms and conditions of employment required under applicable Law or Contracts, and such failure results in any obligation, contingent or otherwise, of any member of the Parent Group to pay any severance or other compensation payments or benefits to any Continuing Employee, or any additional Liability incurred by any member of the Parent Group in connection therewith (excluding any Liability under a Seller Benefit Plan that is not a severance plan), Purchaser shall, and shall cause its Affiliates to, reimburse and otherwise indemnify and hold harmless any member of the Parent Group for all such severance and other compensation and benefits and additional Liabilities. In the event any Business Employee receives an offer of employment from Purchaser or one of its Affiliates that is made pursuant to Section 6.1(b)(ii) on terms consistent with this Article VI or in the event that any Business Employee rejects his or her automatic transfer of employment in connection with the transactions contemplated by this Agreement or any Ancillary Agreement, or, except as provided in the first sentence of this Section 6.2(b), in the event any Business Employee’s transfer of employment to a Transferred Entity in connection with the transactions contemplated by this Agreement triggers severance or termination pay, Parent and its Affiliates will be responsible for, and will reimburse and indemnify Purchaser for, any and all notice, payment in lieu of notice, termination pay or severance payments payable to any such Business Employee. For the twelve (12)-month period commencing on the Closing Date, Purchaser shall, or shall cause its Affiliates to, provide each Continuing Employee who suffers a termination of employment under circumstances that would give the Continuing Employee a right to severance payments and benefits under Parent’s, Purchaser’s or any of their Affiliate’s severance policy or guidelines, which, with respect to any severance policy or guidelines of Parent’s or any of its Affiliates, shall mean those as set forth in Section 6.2(a) of the Parent Disclosure Schedule, in effect immediately prior to the Closing Date (the “Parent Severance Policy”) with the severance payments and benefits no less favorable than those that would be provided to such Continuing Employee under the applicable severance policy or guidelines, subject to the Continuing Employee timely signing and not revoking a release of claims in the form provided by Purchaser or one of its Affiliates.

(c)        If any Business Employee requires a visa, work permit or employment pass or other approval (“Work Authorization”) for his or her employment to transfer to or continue with Purchaser or its Affiliates following the Closing, Parent and Purchaser shall assist one another and use reasonable efforts to transfer such Work Authorization to a Transferred Entity and to see that any necessary applications are promptly made in order to secure the necessary Work Authorization by Purchaser, in each case, prior to Closing. For the avoidance of doubt, Purchaser shall be responsible for any reasonable costs, fees or expenses incurred in connection with the foregoing. Notwithstanding anything to the contrary in Section 6.1 or this Section 6.2(c), to the extent a Business Employee requires a Work Authorization and Parent is unable to transfer the requisite Work Authorization to a Transferred Entity and Purchaser is unable to obtain a Work Authorization for such Business Employee, in each case, prior to Closing, such Business Employee will not be transferred to a Transferred Entity by Parent or its applicable Subsidiary prior to Closing, and Parent or its applicable Subsidiary will continue to employ such Business Employee following the Closing until such time that Purchaser is able to obtain the requisite Work Authorization for such Business Employee; provided, that during such period of time, Parent shall provide that such Business Employee will provide services to Purchaser and Purchaser shall reimburse Parent for reasonable costs incurred by Parent in the ordinary course of business and consistent with past practice associated with such continued employment of such Business Employee.

Section 6.3        Service Credit. As of and after the Closing, Purchaser shall, or shall cause the applicable Transferred Entity to, give each Continuing Employee full credit for purposes of vesting, eligibility to participate, and for purposes of vacation and severance (but, for the avoidance of doubt, excluding, other than benefit accrual, under a defined benefit pension plan) under (a) any Transferred Entity Benefit Plans, (b) each other employee benefit plan, policy or arrangement, and (c) any other service-based or seniority-based entitlement, in each case maintained or made available for the benefit of Continuing Employees as of and after the Closing by Purchaser or any of its Affiliates, for such Continuing Employee’s service prior to the Closing with Parent and its applicable Affiliates (including the Transferred Entities) and their respective predecessors, to the same extent such service is recognized by Parent and its applicable Affiliates (including the Transferred Entities) immediately prior to the Closing; provided, that such credit shall not be given to the extent that it would result in a duplication of benefits for the same period of service.

Section 6.4        Health Coverages. To the extent applicable, Purchaser shall use commercially reasonable efforts to cause each Continuing Employee (and his or her eligible dependents) to be covered by a group health plan or plans that (a) comply with the provisions of Section 6.2(a), (b) do not limit or exclude coverage on the basis of any pre-existing condition of such Continuing Employee or dependent (other than any limitation already in effect under the corresponding group health Seller Benefit Plan or Transferred Entity Benefit Plan) or on the basis of any other exclusion or waiting period not in effect under the applicable group health Seller Benefit Plan or Transferred Entity Benefit Plan, and (c) to the extent that such plans are the Transferred Entity group health plans in which such Continuing Employee becomes eligible to participate for the first time following the Closing and in the calendar year in which the Closing occurs, provide such Continuing Employee full credit, for the first year of eligibility, for any deductible, co-payment or out-of-pocket expenses already incurred by the Continuing Employee under the applicable group health Seller Benefit Plan or Transferred Entity Benefit Plan during such year for purposes of any deductible, co-payment or maximum out-of-pocket expense provisions, as applicable, of such Transferred Entity group health plans.

Section 6.5        Accrued Vacation, Sick Leave and Personal Time. Purchaser will cause the Transferred Entities to, and the Transferred Entities will, recognize and assume all Liabilities with respect to accrued but unused and unpaid vacation time for all Continuing Employees (excluding any Liabilities to Continuing Employees for payments in respect of earned but unused vacation time and accrued but unused time off in lieu of overtime pay that arise as a result of the transfer of employment contemplated by this Article VI). For the calendar year in which the Closing Date occurs, Purchaser shall cause the Transferred Entities to, and the Transferred Entities shall, allow Continuing Employees to use the vacation, sick leave and personal time recognized and assumed by the Transferred Entities in accordance with the first sentence of this Section 6.5, provided such use shall be subject to the vacation, sick leave and other personal time off policies of Purchaser applicable to the respective Continuing Employee (giving effect, for the avoidance of doubt, to the service credit provisions set forth in Section 6.3) in effect from time to time in Purchaser’s discretion.

Section 6.6        Cash Incentive Compensation. Except to the extent paid by Parent or any of its Affiliates prior to Closing, Purchaser shall assume all Liability for any cash incentive compensation (including sales commissions) payable after Closing under any Benefit Plan in respect of the calendar year in which the Closing occurs (or any portion thereof) to Continuing Employees in connection with their services to the Business (the “Cash Incentive Compensation”) and the Parent Group shall not have any Liability for the Cash Incentive Compensation. All Cash Incentive Compensation shall be governed by plans, programs or arrangements maintained by Purchaser and its Affiliates (including the Transferred Entities) in their discretion, subject to Purchaser’s obligations under Section 6.2(a); provided, that the amount of Cash Incentive Compensation actually paid by Purchaser and its Affiliates (including the Transferred Entities) to Continuing Employees shall be not less than the accrued amount of Cash Incentive Compensation included in Working Capital. If the Closing occurs prior to the date on which any of the Transferred Entities pay Cash Incentive Compensation for any open performance period, then, to the extent not paid by Parent or any of its Affiliates prior to Closing, Purchaser shall cause the applicable Transferred Entity to, and the applicable Transferred Entity shall, pay the applicable Cash Incentive Compensation to each Continuing Employee who is otherwise eligible to receive it for such open performance period; provided, that Cash Incentive Compensation payments shall be (a) based on the Cash Incentive Compensation plan and targets in effect as of immediately prior to the Closing and consistent with the accruals set forth on the Initial Closing Statement, (b) determined reasonably and in good faith by the applicable Transferred Entity in the ordinary course of business and consistent with the Accounting Principles and (c) paid by the applicable Transferred Entity at the same time that such Cash Incentive Compensation is typically paid in the ordinary course of business.

Section 6.7        Seller Benefit Plans and Transferred Entity Benefit Plans. Except as otherwise expressly provided in this Article VI, Purchaser shall not assume any obligations under, or Liabilities with respect to, or receive any right or interest in any trusts relating to, any assets of or any insurance, administration or other contracts, or related obligations pertaining to, any Seller Benefit Plan. For the avoidance of doubt, as of the Closing, Purchaser and its Affiliates shall assume, or shall cause the Transferred Entities to assume or retain, as the case may be, sponsorship of, and, except as otherwise expressly provided in this Article VI, all Liabilities and other obligations with respect to, the Transferred Entity Benefit Plans.

Section 6.8        Defined Benefit Pension Plans. As of the Closing Date, Purchaser or one of its designated Affiliates shall assume the Defined Benefit Pension Plan obligations set forth on Schedule 6.8 of the Parent Disclosure Schedule in respect of the Business Employees and Former Business Employees (the “Assumed Defined Benefit Pension Plan Liabilities”).  Except to the extent Dana Liabilities, Purchaser shall be solely and entirely responsible for satisfying any and all Liabilities with respect to the Assumed Defined Benefit Pension Plan Liabilities; provided, however, for the avoidance of doubt, that Purchaser shall assume and be solely responsible for the Assumed Defined Benefit Pension Plan Liabilities, in respect to Business Employees and Former Business Employees, in each case, whether arising prior to, on or after the Closing Date.  Neither Parent nor any of its Affiliates shall have any Liability whatsoever with respect to Business Employees or Former Business Employees for benefits related to the Assumed Defined Benefit Pension Plan Liabilities.  Parent and Purchaser shall take all actions necessary and appropriate to establish Purchaser as the successor to all of Parent’s or its applicable Affiliate’s rights, duties and Liabilities with respect to the Assumed Defined Benefit Pension Plan Liabilities.

Section 6.9        401(k) Plan. Purchaser shall cause all Continuing Employees, who are currently eligible to participate in a 401(k) plan maintained by Parent or any of its Affiliates immediately prior to Closing, to be eligible to participate in a 401(k) plan maintained by Purchaser or any of its Subsidiaries (including, following the Closing, the Transferred Entities) as soon as reasonably practicable following the Closing Date, and each applicable Continuing Employee shall be entitled to effect a direct rollover of any eligible rollover distributions (as defined in Section 402(c)(4) of the Code), including any outstanding loans, to such 401(k) plan maintained by Purchaser or its applicable Subsidiary. Parent shall, or shall cause its applicable Affiliate to, fully vest each Continuing Employee in such Continuing Employee’s unvested 401(k) plan account prior to Closing.

Section 6.10        Flexible Spending Accounts. Parent and Purchaser shall take all actions necessary or appropriate so that, if the Closing occurs during the plan year of any flexible spending plan of Parent or its Affiliates (collectively, the “Seller FSA Plan”), effective as of such date, (i) the account balances (whether positive or negative) (the “Transferred FSA Balances”) under the Seller FSA Plan of the Continuing Employees who are participants in the Seller FSA Plan shall be transferred to one or more comparable plans of Purchaser (collectively, the “Purchaser FSA Plan”); (ii) the elections, contribution levels and coverage levels of such Continuing Employees shall apply under the Purchaser FSA Plan in the same manner as under the Seller FSA Plan; and (iii) such Continuing Employees shall be reimbursed from the Purchaser FSA Plan for claims incurred at any time during the plan year of the Seller FSA Plan in which the Closing occurs that are submitted to the Purchaser FSA Plan from and after the Closing on the same basis and the same terms and conditions as under the Seller FSA Plan. As soon as practicable after the Closing, and in any event within ten (10) Business Days after the amount of the Transferred FSA Balances is determined, Parent shall pay Purchaser the net aggregate amount of the Transferred FSA Balances, if such amount is positive, and Purchaser shall pay Parent the net aggregate amount of the Transferred FSA Balances, if such amount is negative.

Section 6.11        Collective Bargaining Agreements. Purchaser or its applicable Affiliate shall assume and become a party to any Labor Agreement applicable to any Continuing Employees and shall be responsible for all Liabilities under any Labor Agreement with respect to any Continuing Employee arising prior to, on or after the Closing Date. Purchaser shall indemnify Parent and its Affiliates for any Liabilities incurred by Parent and its Affiliates as a result of Purchaser’s or its Affiliates’ failure to comply with the obligations under this Section 6.11, which shall be considered Mamba Liabilities.

Section 6.12        Labor Consultations. Following the date of this Agreement, Parent shall (and shall cause its Affiliates to) and Purchaser shall (and shall cause its Affiliates to) cooperate and use good faith efforts in carrying out applicable notifications to, and consultations, discussions or negotiations with, applicable unions, works councils or other employee representative groups in connection with the transactions contemplated by this Agreement. In particular, Purchaser agrees to (a) provide all information and assistance that the applicable consultation body may reasonably request (which may be provided subject to confidentiality obligations or constraints), (b) answer all reasonable questions raised by the applicable consultation body relating to the transactions contemplated by this Agreement or the expert(s) appointed by the works council(s), and (c) attend meetings with the applicable consultation body if reasonably requested by Parent. Parent will be responsible for, and will reimburse and indemnify Purchaser for, all Liability arising out of or in connection with Parent’s (or any of its Affiliate’s) failure to provide notice to or consult with any Union or Business Employees or otherwise comply with any similar requirements of applicable Law or any Labor Agreement applicable to any Business Employees as a result of or relating to the transactions contemplated by this Agreement.

Section 6.13        Equity Incentive Awards. Parent shall retain any liabilities and obligations with respect to all long-term incentive compensation awards and equity-based incentive compensation awards that were granted to Business Employees prior to Closing and remain outstanding as of the Closing, whether or not such awards would be settled in stock or cash (the “Outstanding LTI Awards”), and Purchaser and its Subsidiaries (including the Transferred Entities) shall assume no liabilities or obligations with respect to such Outstanding LTI Awards. Parent shall cause each Business Employee who holds Outstanding LTI Awards to (i) vest as to a pro-rated portion (based on the number of calendar days of the applicable vesting period that occur prior to the Closing Date) of all such Outstanding LTI Awards that are not subject to performance-based vesting conditions, and (ii) remain eligible to earn a pro-rated portion (based on the number of calendar days of the applicable vesting period that occur prior to the Closing Date) of such Outstanding LTI Awards that are subject to performance-based vesting conditions that are attained (for the avoidance of doubt, without regard to any continued service requirements), based on actual performance to be determined by Parent in the ordinary course in its sole discretion. In addition, Parent shall retain all other obligations related to the Outstanding LTI Awards, including all responsibility for the administration and settlement of such Outstanding LTI Awards in accordance with the terms of the applicable Parent long-term incentive plan(s). In the event that Purchaser reasonably determines that Purchaser or any of its Subsidiaries (including any Transferred Entity) is responsible for any Tax withholdings or employment or social Taxes or insurance payments in connection with an Outstanding LTI Award, (A) Purchaser, on the one hand, and Parent, on the other hand, shall, and shall cause their respective Affiliates to cooperate with each other and their respective Affiliates as may be reasonably requested in connection with such payments and (B) to the extent not already paid to the applicable Governmental Entity by Parent or one of its Affiliates, Parent shall remit an amount equal to such payments to Purchaser to the applicable Affiliate of Purchaser promptly following the time when such Tax is triggered with respect to such Outstanding LTI Award and, in no event, later than two (2) days following such time, and Purchaser shall promptly remit such amount to the applicable Governmental Entity.

Section 6.14        Communications; Cooperation. Parent shall update the Business Employee Census as needed from the date of this Agreement through the earlier of the Closing or the termination of this Agreement to reflect any changes that occur during such interim period and shall provide such updated Business Employee Census to Purchaser from time to time during such interim period; provided, however, that in no event shall Parent be required, under this Section 6.14, to update the Business Employee Census (x) more than five (5) times in the aggregate during such interim period or (y) more frequently than on a monthly basis during such interim period. Parent shall provide a final Business Employee Census to Purchaser no later than five (5) Business Days prior to the Closing Date. Prior to the Closing, (i) Parent shall provide to Purchaser each form of employment agreement, offer letter or similar employment contract by and between Parent or its applicable Affiliate and, to the extent any individual employment agreement, offer letter or similar employment contract materially differs from the provided forms thereof, each such materially different individual employment agreement, offer letter or similar employment contract by and between Parent or its applicable Affiliate and each Business Employee, (ii) any employee notices or communication materials (including website postings and offers of employment) from Purchaser or its Affiliates to the Business Employees, including notices or communication materials with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement or employment thereafter, shall be subject to the prior review, comment and approval of Parent (such approval not to be unreasonably withheld, conditioned or delayed) and (iii) Purchaser and its Affiliates shall not make oral or other unwritten communications to the Business Employees without Parent’s prior written approval (such approval not to be unreasonably withheld, conditioned or delayed). From and after the date of this Agreement, and subject to applicable Law, Parent and Purchaser shall, and each shall cause their respective Affiliates to, reasonably cooperate with the other parties hereto and their respective Affiliates to provide such information regarding and access to any Business Employee as may be necessary to facilitate the transactions and activities contemplated by this Agreement, including (i) exchanging information and data relating to workers’ compensation, employee benefits and employee benefit plans, (ii) sharing with each other and their respective agents and vendors all participant information reasonably necessary for the efficient and accurate administration of their respective employee benefit plans with respect to Business Employees and Former Business Employees, (iii) resolving any and all employment-related claims regarding Business Employees and Former Business Employees, and (iv) in responding to questions posed by employees or any other individual service providers. Parent and Purchaser shall each cooperate with the other in good faith to provide any employment-related notice required by Law or Contract in connection with the transactions contemplated by this Agreement.

Section 6.15        Enforcement of Restrictive Covenants. As applied to any Continuing Employee’s employment with Purchaser or any of its Affiliates on and following the Closing, Parent shall not, and shall cause its Affiliates not to, enforce against Purchaser, its Affiliates or any Continuing Employee (i) any noncompetition provision that would purport to prohibit such individual from working for Purchaser or any of its Affiliates; (ii) any confidentiality restrictions relating to a Continuing Employee’s, Purchaser’s or its Affiliates’ ability to use or disclose non-public, confidential, proprietary or trade secret information relating to the Business or Purchaser or its Affiliates in the course of their employment with Purchaser or any of its Affiliates; and/or (iii) any employee, customer or supplier nonsolicitation or noninterference obligations.  Parent hereby assigns to Purchaser the right to enforce any rights of Parent or any of its Affiliates with respect to any obligation of any Continuing Employee or any other former employees or current or former independent contractors or consultants of the Business to refrain from (x) competing with all or any portion of the Business, (y) soliciting any employees, customers or suppliers of the Business or (z) disclosing confidential information or other non-public or proprietary information of the Business, in each case in accordance with the terms of the agreement setting forth such obligations. To the extent the assignment in the prior sentence is not permitted by the applicable agreement, from and after the Closing, Parent agrees, if requested by Purchaser, to enforce such obligation and Purchaser shall reimburse Parent for all reasonable out-of-pocket costs and expenses incurred by Parent in connection with any such enforcement at Purchaser’s request. For the avoidance of doubt, nothing in this Section 6.15 shall prohibit Parent from enforcing any confidentiality restrictions relating to a Continuing Employee’s ability to use or disclose non-public, confidential, proprietary or trade secret information relating to Parent or its Affiliates businesses (other than the Business).

Section 6.16        WARN Act. On the Closing Date, Parent shall provide to Purchaser a list of all Former Business Employees who experienced an “employment loss” (as defined under the WARN Act) within the ninety (90)-day period prior to the Closing Date at any “site of employment” (as used under the WARN Act) where any Business Employee or Former Business Employee worked, including a description of the circumstances of such employment loss, the date of such employment loss and the applicable site of employment.

Section 6.17        No Third Party Beneficiaries. Without limiting the generality of Section 11.5, nothing in this Agreement is intended to or shall (a) be treated as an amendment to, or be construed as amending, any Seller Benefit Plan, Transferred Entity Benefit Plan or any other benefit plan, program or agreement sponsored, maintained or contributed to by Parent, any Transferred Entity or any of their respective Affiliates, (b) prevent Purchaser or its Affiliates from terminating any Transferred Entity Benefit Plan or any other benefit plan in accordance with its terms, subject to Section 6.2(a) above, (c) prevent Purchaser or its Affiliates, on or after the Closing Date, from terminating the employment of any Business Employee, or (d) confer any rights or remedies (including third-party beneficiary rights) on any current or former director, employee, consultant or independent contractor of Parent, any Transferred Entity or any of their respective Affiliates or any beneficiary or dependent thereof or any other Person.

Article VII

TAX MATTERS

Section 7.1        Tax Returns.

(a)        Notwithstanding anything to the contrary in this Agreement or any Ancillary Agreement, no member of the Parent Group shall be required to provide any Person with any Tax Return or copy of any Tax Return of (i) Parent or any other member of the Parent Group or (ii) a consolidated, combined, affiliated or unitary group that includes any member of the Parent Group, including any consolidated, combined, affiliated or unitary Tax Return that includes any member of the Parent Group, on the one hand, and any of the Transferred Entities, on the other hand (any Tax Return described in clause (i) or (ii), a “Parent Tax Return”).

(b)        Parent shall timely prepare and file, or cause to be prepared and filed, with the appropriate Governmental Entity (taking into account any applicable extensions) all Tax Returns of the Transferred Entities (“Transferred Entity Tax Returns”) for (i) any taxable period that ends on or before the Closing Date and (ii) for income Taxes for any Straddle Period in which the majority of the Straddle Period is a Pre-Closing Period. All Transferred Entity Tax Returns shall be prepared in accordance with the past practices of the Transferred Entities and the Parent Group; provided, that Parent shall, with respect to any Transferred Entity Tax Returns described in clause (i) above, be permitted to make adjustments to past practice which are (x) at a “more likely than not” or greater level of comfort and (y) not reasonably expected to result in either the deferral of income into a Post-Closing Period or the acceleration of deductions into a Pre-Closing Period. Without expanding (or limiting) the indemnification provisions of Parent under Article X, Parent shall (or shall cause its Affiliates to, as applicable) timely pay all Taxes due with respect to such Transferred Entity Tax Returns to the extent such Taxes constitute a Parent Tax Liability. Where required by applicable Laws, Purchaser shall (or shall cause its Affiliates to, as applicable) join in the execution of any Transferred Entity Tax Returns and other documentation prepared by Parent.

(c)        Except as described in Section 7.1(b), Purchaser shall, and shall cause its Affiliates to, timely prepare and file or cause to be timely prepared and filed with the appropriate Governmental Entity (taking into account any applicable extensions) all Transferred Entity Tax Returns and all Tax Returns relating to the Business and the Mamba Assets for any Pre-Closing Period (a “Purchaser Filed Tax Return”). All such Tax Returns shall be prepared in accordance with the past practices of the Transferred Entities and the Parent Group to the extent such past practices are supported by applicable law at a “more likely than not” or higher level of comfort.

(d)        With respect to a Transferred Entity Tax Return or Purchaser Filed Tax Return for any Straddle Period that is required to be filed on a quarterly or less frequent basis, other than any such Tax Return that is due within forty-five (45) days after the Closing Date, the preparing party shall deliver each such Transferred Entity Tax Return or Purchaser Filed Tax Return in draft form (together with schedules, statements, and supporting documentation, if requested) to the non-preparing party for its review and comment at least thirty (30) days prior to the date any such Tax Return is required to be filed (taking into account applicable extensions). The non-preparing party shall provide any comments to such Transferred Entity Tax Returns or Purchaser Filed Tax Return within fifteen (15) days of having received such draft Tax Return, with any dispute resolved in accordance with Section 7.1(e). Each other Transferred Entity Tax Return or Purchaser Filed Tax Return for any Straddle Period, including any Tax Return required to be filed within forty-five (45) days after the Closing Date, shall be submitted by the preparing party in draft form (together with schedules, statements, and supporting documentation, if requested) to the non-preparing party for its review and comment as soon as reasonably practicable after the Closing Date, but no less than five (5) days before the relevant due date of such Tax Return. The non-preparing party shall provide any comments to such Transferred Entity Tax Returns within three (3) days of having received such Transferred Entity Tax Return, with any dispute resolved in accordance with Section 7.1(e).

(e)        The preparing party shall consider all comments made by the non-preparing party relating to Transferred Entity Tax Returns or Purchaser Filed Tax Returns for Straddle Periods, as described in Section 7.1(d) in good faith. If Purchaser and Parent cannot agree on a resolution of such comments, the item in question shall timely (whether before or after filing of the relevant Tax Return) be referred to, and resolved by, the Independent Accounting Firm in accordance with the procedures and rules set forth in Section 2.6(c), (d), and (e), applied mutatis mutandis, and following the final resolution of the item in question, the preparing party shall cause any relevant Tax Returns to be revised or amended to reflect such final resolution and give the non-preparing party a reasonable opportunity to review the same prior to filing. In each case described in this Section 7.1(e) (where the parties or the Independent Accounting Firm, as applicable, have not resolved the comments prior to the due date for filing the relevant Transferred Entity Tax Return, taking into account any applicable extensions), the relevant Transferred Entity Tax Return or Purchaser Filed Tax Return shall be filed in a manner determined by Purchaser (in accordance with past practice, except to the extent such past practice is not supported by applicable Law at a “more likely than not” or higher level of comfort). Without expanding (or limiting) the indemnification provisions of Article X, Purchaser shall timely pay to the appropriate Governmental Entity all Taxes shown as due on any Transferred Entity Tax Return or Purchaser

Filed Tax Return prepared pursuant to Section 7.1(d), and Parent shall, prior to the due date therefor, pay its portion of the Taxes shown on such Tax Returns (as determined in accordance with this Agreement) to Purchaser except to the extent relating to items (i) included in, taken into account in computing, or determined with respect to Indebtedness, Cash or Working Capital or (ii) contested by Parent under this Section 7.1(e) in good faith, in which case Parent shall make such payment within fifteen (15) Business Days of the resolution of the item in question by the Independent Accounting Firm.

(f)        Notwithstanding the deadlines set forth in Section 7.1(d) with respect to the preparation of any Tax Return described therein, Parent and Purchaser shall reasonably cooperate to set earlier or later deadlines if it is reasonably necessary in order to timely file or to allow sufficient time for preparation and review of such Tax Return prior to the due date of such Tax Return (including applicable extensions). Notwithstanding anything to the contrary set forth therein, nothing in this Section 7.1 shall be interpreted to apply with respect to, or permit any Person access to, any Parent Tax Return.

Section 7.2        Tax Contests.

(a)        Following the Closing, if Purchaser, Parent, any of their respective Affiliates or any of the Transferred Entities receives notice of any Tax Proceeding that relates to a Pre-Closing Period or a Straddle Period of a Transferred Entity or any Mamba Assets or Mamba Liabilities that, if resolved adversely, could otherwise reasonably be expected to increase the liability of any Party or its Affiliates for Taxes, including pursuant to this Agreement, or reduce Parent’s entitlement to Tax Refunds (each, an “Applicable Tax Contest”), then Purchaser or Parent, as applicable, shall promptly give written notice to the other party; provided, however, that failure to give such notification shall not release the Indemnifying Party from any of its obligations under this Section 7.2(a) or Article X, except to the extent the Indemnifying Party is actually and materially prejudiced as a result of such failure. Such notice shall specify in reasonable detail the basis for such Applicable Tax Contest and, to the extent known, the amount thereof and shall include a copy of the relevant portion of any correspondence received relating to such Applicable Tax Contest.

(b)        In the case of an Applicable Tax Contest relating to a Pre-Closing Period, Parent shall have the right, at its own expense, to control the conduct of such Applicable Tax Contest; provided that (i) Parent shall defend such Applicable Tax Contest diligently and in good faith, (ii) Parent shall keep Purchaser reasonably informed of the status of developments with respect to such Applicable Tax Contest; (iii) Purchaser shall have the right to participate in (but not control) such Applicable Tax Contest at its own expense, including attending any meetings or conferences with the relevant Governmental Entity and having an opportunity to comment on any written materials prepared in connection with any such Applicable Tax Contest and (iv) Parent shall not settle, compromise or concede any such Applicable Tax Contest that could reasonably be expected to materially affect the Tax liability of the Transferred Entities or arising with respect to the Mamba Assets or the Mamba Liabilities (taking into account Parent’s indemnity obligations under this Agreement) without the prior written consent of Purchaser, which shall not be unreasonably withheld, conditioned or delayed.

(c)        Except as described in Section 7.2(b), Purchaser shall have the right to control the conduct of the Applicable Tax Contest; provided, that Purchaser shall (i) defend such Applicable Tax Contest diligently and in good faith, (ii) keep Parent reasonably informed of the status of developments with respect to such Applicable Tax Contest, (iii) permit Parent to participate, at its own expense, in such Applicable Tax Contest, including attending any meetings or conferences with the relevant Governmental Entity and having an opportunity to comment on any written materials prepared in connection with any such Applicable Tax Contest and (iv) not, and shall cause its Affiliates not to, settle, compromise or concede such Applicable Tax Contest without the prior written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed.

(d)        Notwithstanding anything in this Agreement or any Ancillary Agreement to the contrary, (i) Parent shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in any Tax Proceeding with respect to any Parent Tax Return and (ii) in the event of any conflict between this Section 7.2 and Section 10.4, the provisions of this Section 7.2 shall control.

Section 7.3        Tax Refunds. Parent shall be entitled to, and to receive the benefit of, any Tax refunds (and credits in lieu of cash Tax refunds) (including interest received thereon) attributable to the Business, the Mamba Assets or the Transferred Entities, in respect of any Pre-Closing Period (or in respect of any Tax for which Parent has liability under this Agreement for any Post-Closing Period) received by Purchaser or any of its Affiliates (including any Transferred Entities) (any such amount, a “Tax Refund”). Purchaser shall cause such Tax Refund (including the amount of such credit), net of any Taxes or out-of-pocket third-party expenses incurred by Purchaser or its Affiliates (including any Transferred Entity) in connection with obtaining such Tax Refund, to be paid to the bank account designated by Parent in immediately available cash within ten (10) Business Days after it is received in cash or applied to reduce a cash Tax liability. Any Tax Refund for any Straddle Period shall be equitably apportioned to Parent in accordance with the principles set forth in Section 7.5. If Parent determines that Purchaser, any Transferred Entity, or any of their respective Affiliates is entitled to file or make a formal or informal claim for a Tax refund that would result in a Tax Refund, then Purchaser shall, if Parent so requests and at Parent’s expense, cause the relevant Transferred Entity or Affiliate to file or make such claim; provided, however, that Purchaser shall not be required to amend any previously filed Tax Return in a manner inconsistent with past practices to claim any Tax Refunds unless in connection with a resolution of a Applicable Tax Contest. In addition, Purchaser shall and shall cause its Affiliates (including the Transferred Entities) to cause the applicable Tax authority that issues any Tax Refund to issue such Tax Refund in cash, rather than as a credit. Notwithstanding the foregoing, Parent shall not be entitled to any Tax Refund that (a) is attributable to the carryback of net operating losses of Purchaser or any of its Affiliates (including the Transferred Entities) from a taxable period (or portion thereof) beginning after the Closing Date or (b) was actually taken into account as an increase to Closing Working Capital (including for this purpose as an actual offset to a Working Capital liability).

Section 7.4        Cooperation and Exchange of Information.

(a)        Not more than sixty (60) days after the receipt of a request from Parent, Purchaser shall, and shall cause its Affiliates to, provide to Parent a package of Tax information materials, including schedules and work papers, reasonably requested by Parent to enable Parent to prepare and file all Tax Returns required to be prepared and filed by it with respect to the Transferred Entities. Purchaser shall prepare such package completely and accurately, in good faith and in a manner consistent with Parent’s past practice and Parent shall reimburse Purchaser for the reasonable cost of preparing such package.

(b)        Each party to this Agreement shall, and shall cause its Affiliates to, provide to the other party to this Agreement such cooperation, documentation and information as either of them reasonably may request in (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes, (iii) conducting any Tax Proceeding, (iv) preparing any financial statement in relation to Taxes or (v) determining whether to make any Section 338 Elections, in each case, to the extent relating to the Transferred Entities, Business or Mamba Assets and to the extent such information is in the possession of the party from which it is requested and can be provided without the loss of privilege or similar legal protection. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns (including, for any Parent Tax Return that includes a Transferred Entity, at Purchaser’s written request, pro forma U.S. federal income Tax Returns for the 2024 and 2025 Tax year with respect to any such Transferred Entity following the completion of the relevant Parent Tax Return), together with (other than in the case of the pro forma returns described in the prior parenthetical) all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by taxing authorities and relevant records concerning the ownership and Tax basis of property and other information, which any such party may possess. Each party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided. Any information obtained under this Section 7.4 shall be kept confidential, except as may be necessary in connection with the filing of a Tax Return or claims for refund or in the course of a Tax Proceeding. The parties further agree that the sharing of information and cooperation contemplated by this Section 7.4(b) shall be done in a manner so as not to unreasonably interfere with the conduct of the business of the parties.

(c)        Each party shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities for their respective Tax periods ending on or prior to the Closing Date until the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate.

Section 7.5        Straddle Periods. The parties shall utilize the following conventions for determining the amount of Taxes attributable to the portion of the Straddle Period ending on the Closing Date: (i) in the case of property Taxes and other similar Taxes imposed on a periodic basis, the amount attributable to the portion of the Straddle Period ending on the Closing Date shall equal the Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period; and (ii) in the case of all other Taxes (including income Taxes, sales Taxes, value-added Taxes, employment Taxes, withholding Taxes), the amount attributable to the portion of the Straddle Period ending on the Closing Date shall be determined as if the Transferred Entity or, with respect to any Specified Jurisdiction Mamba Assets and Liabilities, the applicable Asset Seller Subsidiary (and, to the extent relevant, any other entity in which a Transferred Entity owns an equity interest) filed a separate Tax Return with respect to such Taxes for the portion of the Straddle Period ending as of the end of the day on the Closing Date using a “closing of the books methodology”; provided, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of calendar days in each period. For purposes of determining Tax liabilities arising with respect to any Straddle Period under Sections 951, 951A and 952 of the Code, such Tax liabilities shall be determined by assuming that the taxable period of each of the Transferred Entities ended as of the end of the Closing Date.

Section 7.6        Tax Sharing Agreements.

(a)        On or before the Closing Date, the rights and obligations of the Transferred Entities pursuant to all Tax Sharing Agreements, if any, to which any of the Transferred Entities, on the one hand, and any member of the Parent Group, on the other hand, are parties, shall terminate, and neither any member of the Parent Group, on the one hand, nor any of the Transferred Entities, on the other hand, shall have any rights or obligations after the Closing in respect of such Tax Sharing Agreements.

(b)        The Parties acknowledge that there is a Tax consolidation for income tax purposes (ertragsteuerliche Organschaft) existing between Dana Motion Systems Deutschland GmbH, on the one hand, and Dana Investment GmbH, on the other hand, on the basis of a profit and loss transfer agreement existing between Dana Motion Systems Deutschland GmbH and Dana Investment GmbH and agree that the Parent shall procure that the profit and loss transfer agreement is terminated as of or prior to the Closing Date in a way that permits the Tax consolidation for income tax purposes to be maintained until such termination. As regards the details of the termination of the profit and loss transfer agreement as well as certain matters in connection therewith, the Parties undertake to negotiate and agree on detailed and customary contractual provisions in due course following the signing of this Agreement, it being understood that the termination of the profit and loss transfer agreement shall be effected in a manner reasonably intended to be value neutral for both Parties and that the mechanisms to be agreed will aim to permit the recognition of the Tax consolidation for income tax purposes up until the termination of the profit and loss transfer agreement.

Section 7.7        Tax Treatment of Payments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or foreign Law), Parent, Purchaser, the Transferred Entities and their respective Affiliates shall treat any and all payments under Section 2.7, or Section 6.2(b), or under any indemnity, compensation or reimbursement provision or this Agreement or any Ancillary Agreement, as an adjustment to the purchase price for U.S. Tax purposes and, to the extent permitted by applicable Law, non-U.S. Tax purposes.

Section 7.8        Certain Tax Elections.

(a)        Purchaser shall not make, and shall cause its Affiliates (including the Transferred Entities) not to make, (i) any election under Section 336 or Section 338 of the Code (or any comparable election under state, local or foreign Law) with respect to the acquisition of any Transferred Entity to the extent Purchaser does not elect to make a Section 338 Election with respect to such Transferred Entity pursuant to Section 7.8(c), (ii) any Tax election with respect to any Transferred Entity (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3), which Tax election would be effective on or prior to the Closing Date, or have any impact on any Pre-Closing Period or (iii) any entity classification election pursuant to Treasury Regulations Section 301.7701-3 with respect to Graziano Trasmissioni India Pvt. Ltd. having effect prior to January 1, 2027.

(b)        Parent and Purchaser agrees to make the election under Treasury Regulations Section 1.245A-5(e)(3)(i) to close the taxable years of the Transferred Entities with respect to which an extraordinary reduction occurs as a result of the transactions as of the end of the day on the Closing Date. This Section 7.8(b) is intended to satisfy the requirement for a binding agreement under Treasury Regulations Section 1.245A-5(e)(3)(i)(C)(2) with respect to each such Transferred Entity.

(c)        Section 338 Elections.

(i)        Notwithstanding anything in this Section 7.8 to the contrary, prior to the date that is sixty (60) days after the Closing Date, Purchaser shall notify Parent in writing of its determination to (1) waive its right to make any elections under Section 338(h)(10) of the Code (and any comparable election under state or local Law) with respect to the acquisition of any Transferred Entity domiciled in the United States that is a corporation for U.S. federal income Tax purposes (each, a “Section 338(h)(10) Election”) or any elections under Section 338(g) of the Code (and any comparable election under state or local Law) with respect to the acquisition of any Transferred Entity domiciled outside of the United States that is a corporation for U.S. federal income Tax purposes (each, a “Section 338(g) Election”, and, together with any Section 338(h)(10) Election, the “Section 338 Elections”) or (2) affirm that it intends to make any Section 338(h)(10) Election or Section 338(g) Election. If Purchaser elects to make any Section 338(h)(10) Election, then Parent and Purchaser shall each execute an IRS Form 8023 and any similar state or local forms to jointly make and effectuate such Section 338(h)(10) Election and otherwise reasonably cooperate in making the Section 338(h)(10) Election.

(ii)        If Purchaser elects to make any Section 338 Election pursuant to the terms of Section 7.8(c)(i) with respect to any Transferred Entity, then, notwithstanding anything to the contrary in this Agreement, Purchaser shall promptly (and no later than five (5) days) after the final determination of the Gross Up Notice pursuant to Section 7.8(c)(iii) pay to Parent by wire transfer of immediately available funds an amount in cash equal to (1) the excess, if any, of (A) the total amount of all U.S. federal, state and local income Taxes imposed upon Parent or its Affiliates solely by reason of the deemed sale of the Transferred Entity’s assets and the deemed liquidation of the Transferred Entity as a result of the Section 338 Election, over (B) the total amount of all U.S. federal, state and local income Taxes which would have been required to have been paid by Parent and its Affiliates upon any gain Parent and its Affiliates would have recognized with respect to the sale of the applicable Shares to Purchaser if the Section 338 Election had not been made, as determined on a “with and without” basis, and without regard to any tax attributes other than tax attributes that (I) would have been utilized absent the Section 338 Election or (II) are allocable to the Transferred Entities on a standalone basis (the “Section 338 Gross Up”).

(iii)        Parent shall initially calculate the Section 338 Gross Up amount consistent with the Allocation Schedule and provide such calculation, together with a statement describing in reasonable detail the manner in which such computation was made (the “Gross Up Notice”), to Purchaser no later than fifteen (15) days following the finalization of the Allocation Schedule pursuant to Section 7.12. The Gross Up Notice shall be final and binding on all parties unless, within thirty (30) days after delivery thereof to Purchaser, Purchaser delivers a written notice to Parent of Purchaser’s objections to the Gross Up Notice. Parent and Purchaser shall use reasonable efforts to resolve any disputed items on the Gross Up Notice, provided that if Parent and Purchaser cannot come to a mutual agreement on the Gross Up Notice, the matter shall be resolved in accordance with the procedures set forth in Section 7.12.

(d)        Parent shall make (or cause to be made) a timely and valid election pursuant to Treasury Regulations Section 1.1502-36(d)(6) (and make any similar elections available under state, local or non-U.S. law) to reduce the basis of the Shares to the extent necessary to prevent any attribute reduction to any “Category D attributes” pursuant to Treasury Regulations Section 1.1502-36(d) in connection with the transactions contemplated by this Agreement.

Section 7.9        Additional Post-Closing Tax Covenant. With respect to any of the Transferred Entities that is characterized as a foreign corporation for U.S. federal income Tax purposes, from the date of the Closing through the end of the taxable period of such entity that includes the Closing Date, Purchaser shall (a) provide Parent with written notice prior to (i) taking, or causing its Affiliates (including the Transferred Entities) to take, any action outside the ordinary course of business that could reasonably be expected to increase Parent’s (or any Affiliate of Parent’s) pro rata share of amounts determined under Section 951(a)(1) or 951A(a) of the Code or (ii) entering into, or causing its Affiliates (including the Transferred Entities) to enter into, any extraordinary transaction with respect to such Transferred Entities or otherwise taking any action or entering into any transaction that would be considered under the Code to constitute the payment of an actual or deemed dividend by such Transferred Entity, including pursuant to Section 304 of the Code, or that would otherwise result in a diminution of foreign tax credits that, absent such transaction, may be claimed by Parent or any of its Affiliates and (b) cooperate with Parent in good faith to try and minimize or eliminate any adverse consequences for Parent or any of its Affiliates.

Section 7.10        Transfer Taxes. Notwithstanding anything to the contrary in this Agreement or any Ancillary Agreement, Purchaser and Parent shall each pay, when due, and be responsible and indemnify the other Party and its respective Affiliates for, fifty percent (50%) of any sales, use, transfer, real property transfer, registration, documentary, stamp, value added (for the avoidance of doubt excluding VAT, which shall be dealt with in accordance with Section 7.11) or similar Taxes and related fees and costs imposed on or payable in connection with, or as a result of, the transactions contemplated by this Agreement (“Transfer Taxes”), other than Transfer Taxes with respect to or directly arising from (or resulting primarily from) the Pre-Closing Restructuring or the Separation Activities, which shall be borne by Parent. The party responsible under applicable Law for filing the Tax Returns with respect to any such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other party. Parent and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes. For the avoidance of doubt, Transfer Taxes shall not include any Taxes on income, profits or gains (including for this purpose, any Taxes with respect to Announcement 7 or any other applicable indirect income or capital gains Taxes) incurred in connection with the transactions contemplated by this Agreement.

Section 7.11        VAT.

(a)        Where under the terms of this Agreement one party is liable to indemnify or reimburse another party in respect of any costs, charges or expenses, the payment shall include an amount equal to any VAT thereon not otherwise recoverable by the other party or the representative member of any VAT group of which it forms part.

(b)        To the extent applicable and legally possible, the Parties shall seek and cooperate to treat the sale and transfer of the Mamba Assets and Mamba Liabilities in the relevant jurisdictions as a non-VATable transfer of a going concern and provide each other with all relevant information for that purpose. The Parties agree to determine to what extent (i) the execution of the transactions contemplated under this Agreement are subject to VAT, and (ii) such VAT is owed by Parent (or its relevant Affiliate, as applicable), or by Purchaser (or any of Purchaser’s Affiliates), in each case prior to Closing; if and to the extent the Parties fail to reach such an agreement, the reasonable opinion of Parent’s tax advisor on such treatment shall be applied at Closing reflected in any invoices to be issued on the Closing Date and VAT returns to be filed by the Parties and their Affiliates, in particular with respect to the sale and transfer of the Mamba Assets and Mamba Liabilities. If any payment under this Agreement (based on the determination pursuant to the preceding sentences) constitutes the consideration for a taxable supply for VAT purposes, then (i) the recipient shall provide to the payer a valid VAT invoice complying with applicable VAT laws, and (ii) except where the reverse charge procedure applies, and subject to the provision of a valid VAT invoice in accordance with (i), in addition to that payment the payer shall pay to the recipient any VAT due. Notwithstanding the foregoing, if VAT is triggered by the waiver of an exemption applicable to the sale of the Shares or any receivables pursuant to this Agreement by Parent, the Transferred Companies or any of their respective Affiliates, the respective amount paid under this agreement shall be inclusive of VAT except to the extent such VAT is recoverable or creditable by the Purchaser or any of its Affiliates.

(c)        If a VAT amount actually payable as a consequence of the execution of the transactions contemplated by this Agreement turns out to be higher or lower than the amount shown on the relevant invoice issued by Parent (or its relevant Affiliate, as applicable) (including if no VAT has been invoiced at all) due to (i) an assessment after Closing of a competent Tax authority, or (ii) for any other reason identified and agreed (acting reasonably) by the Parties after Closing, the Parties shall make appropriate declarations and filings with the relevant Tax authorities, amend any invoices (to the extent required by applicable VAT laws), provide to the respective other Party any requested information and copies of relevant documents and make any required payments to each other and the Tax authorities, respectively, in each case without undue delay. For avoidance of doubt, if VAT is assessed by a competent Tax authority, Parent shall provide the Purchaser with a valid VAT invoice and Purchaser shall pay to Parent any VAT due in accordance with Section 7.11(b) above, including in each case any interest or penalties assessed; provided, however, if the Parties fail to reach an agreement on the treatment of any transaction at Closing, the Parties file in accordance with Parent’s determination as to such matter as required under Section 7.11(b), and VAT is assessed on such transaction by a competent Tax authority as administered in accordance with this Section 7.11(c), then Parent shall be responsible for and pay any such interest or penalties assessed solely to the extent that they arise as a result of, or are attributable to, the application of the treatment selected by Parent at Closing.

(d)        Any reference in this Section 7.11 to any Party or entity shall, at any time when such Party or entity is treated as a member of a group or unity (or fiscal unity) for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the person who is treated at that time as making the supply or, where appropriate, as receiving the supply, under VAT grouping rules provided for in Article 11 of Council Directive 2006/112/EC (or as implemented the relevant European member state) or any other similar provision in any jurisdiction that is not a member state of the European Union, so that a reference to a Party or entity shall be construed as a reference to that Party, entity or the relevant group or unity (or fiscal unity) of which that Party or entity is a member for VAT purposes at the relevant time or the relevant representative member (or head) of such group or unity (or fiscal unity) at the relevant time (as the case may be).

Section 7.12        Allocation of Purchase Price. Within sixty (60) days after final determination of the Post-Closing Adjustment and the Final Purchase Price (or as soon as reasonably practicable thereafter), Parent shall provide to Purchaser a schedule allocating the Final Purchase Price (and any relevant liabilities and other relevant items treated as consideration for applicable Tax purposes) among each of (i) the Transferred Entities, with any amount allocated to a Transferred Entity (or any Subsidiary of a Transferred Entity) for which a Section 338 Election is made, if any, or that is classified as a disregarded entity for U.S. federal income tax purposes allocated amongst the assets of such Transferred Entity (or such Subsidiary) in a manner consistent with Exhibit L, (ii) any other assets acquired pursuant to this Agreement (including any treated as having been acquired for Tax purposes) in accordance with Section 1060 of the Code and the Treasury Regulations thereunder and (iii) the Specified Jurisdiction Mamba Assets and Liabilities (the “Allocation Schedule”). If within forty-five (45) days after receiving the Allocation Schedule, Purchaser has not objected (or with respect to any portion of the Allocation Schedule to which Purchaser has not timely objected), the Allocation Schedule (or such portion of the Allocation Schedule) shall be final and binding. If within forty-five (45) days Purchaser objects to the Allocation Schedule, Parent and Purchaser shall cooperate in good faith to resolve their differences. If any differences cannot be resolved in good faith within such time period, the provisions of Section 2.6(c), (d), and (e), shall apply mutatis mutandis to the adjudication of any properly noticed disagreements regarding the Allocation Schedule. Purchaser and Parent agree for all Tax reporting purposes to report (including on any Tax Returns and on IRS Form 8594) and, if applicable, IRS Form 8023 the transactions contemplated by this Agreement in accordance with the agreements in this Section 7.12 and the Allocation Schedule if and as finally determined pursuant to this Section 7.12, and to not take any position during the course of any audit or other legal proceeding inconsistent with the agreements in this Section 7.12 as to Tax treatment or otherwise with respect to such Allocation Schedule unless required by a “determination” within the meaning of Section 1313(a) of the Code (or an analogous provision of any other applicable Tax Law).

Section 7.13        Transaction Tax Deductions. Parent, Purchaser, the Transferred Entities and their respective Affiliates agree that for all Tax purposes and, without duplication, for all purposes under this Agreement and each Ancillary Agreement, the Transaction Tax Deductions shall be allocated to the Seller Group (to the extent permitted under Law at a “more likely than not” or at a higher level of confidence) and included in the Tax Returns that relate to the Pre-Closing Period, and that the safe harbor election set forth in IRS Revenue Procedure 2011-29 shall be applied with respect to any success-based fees.

Section 7.14        Tax Treatment of Pre-Closing Restructuring. Parent, Purchaser, the Transferred Entities and their respective Affiliates agree (a) that, for applicable Tax purposes, the steps of the Pre-Closing Restructuring are intended to be treated in accordance with any tax treatments set forth in the Pre-Closing Restructuring Plan and (b) to file all Tax Returns in accordance with the foregoing and to not take any position during the course of any audit or other legal proceeding inconsistent with the foregoing unless required by a “determination” within the meaning of Section 1313(a) of the Code (or an analogous provision of any other applicable Tax Law), in each case of clauses (a) and (b), unless otherwise mutually agreed to by the Parties acting in good faith.

Section 7.15        Parent Tax Liability Survival. Notwithstanding anything in this Agreement to the contrary, all rights and responsibilities arising under this Agreement relating to indemnification for any Parent Tax Liability or Parent’s right to Tax Refunds shall survive through the expiration of the relevant statute of limitations (including permitted extensions thereof) governing the relevant Tax giving rise to a Parent Tax Liability or Tax Refunds.

Article VIII

CONDITIONS TO OBLIGATIONS TO CLOSE

Section 8.1        Conditions to Obligation of Each Party to Close. The respective obligations of each party to consummate the Closing shall be subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a)        Regulatory Approvals. The consents, clearances, authorizations and approvals set forth on Section 8.1(a) of the Parent Disclosure Schedule shall have been obtained (or any applicable waiting period thereunder shall have expired or been terminated) and shall remain in full force and effect.

(b)        No Injunctions. No Governmental Entity of competent authority shall have issued an Order or enacted a Law that remains in effect and makes illegal or prohibits the consummation of the Closing (collectively, the “Legal Restraints”).

Section 8.2        Conditions to Purchaser’s Obligation to Close. Purchaser’s obligation to consummate the Closing shall be subject to the satisfaction or waiver at the Closing of all of the following conditions:

(a)        Representations and Warranties. In the case of clauses (i), (ii) and (iv), disregarding all “materiality,” “Business Material Adverse Effect” and similar qualifications contained in such representations and warranties, (i) the representations and warranties of Parent set forth in the first sentence of Section 3.2(a) (Capitalization of the Transferred Entities) shall be true and correct in all respects (other than de minimis inaccuracies), (ii) the representations and warranties set forth in Section 3.1 (Organization and Qualification; Subsidiaries), Section 3.3

(Authority Relative to this Agreement) and Section 3.20 (Brokers) shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date, (iii) the representations and warranties of Parent set forth in Section 3.6(b) (No Business Material Adverse Effect) shall be true and correct as of the Closing Date as if made on and as of the Closing Date and (iv) each of the other representations and warranties of Parent contained in Article III shall be true and correct as of the Closing Date as if made on and as of the Closing Date, except (A) in each case of clauses (i), (ii), (iii) and (iv), representations and warranties that are made as of a specific date shall be true and correct (subject to the standards set forth herein) only on and as of such date and (B) in the case of clause (iv), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b)        Covenants and Agreements. The covenants and agreements of Parent to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c)        Pre-Closing Restructuring. The Pre-Closing Restructuring shall have been consummated or completed in accordance with the Pre-Closing Restructuring Plan.

(d)        Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Parent by an executive officer of Parent, stating that the conditions specified in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

Section 8.3        Conditions to Parent’s Obligation to Close. The obligations of Parent to consummate the Closing shall be subject to the satisfaction or waiver at or prior to the Closing of all of the following conditions:

(a)        Representations and Warranties. In each case, disregarding all “materiality,” “Purchaser Material Adverse Effect” and similar qualifications contained in such representations and warranties, the representations and warranties of Purchaser set forth in Article IV shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date, except for such representations and warranties that are made as of a specific date shall be true and correct in all material respects only on and as of such date.

(b)        Covenants and Agreements. The covenants and agreements of Purchaser to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c)        Officer’s Certificate. Parent shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 8.3(a) and Section 8.3(b) have been satisfied.

Section 8.4        Frustration of Closing Conditions. No party may rely on the failure of any condition set forth in this Section 7.13 to be satisfied if such failure was caused by such party’s failure to perform any of its obligations under this Agreement.

Article IX

TERMINATION

Section 9.1        Termination. This Agreement may be terminated at any time prior to the Closing:

(a)        by mutual written consent of Parent and Purchaser;

(b)        by either Parent or by Purchaser, if:

(i)        the Closing shall not have occurred on or before the date that is six (6) months after the date of this Agreement (such date as may be extended to the First Extended Outside Date or the Second Extended Outside Date in accordance with this Section 9.1(b)(i), the “Outside Date”); provided, that if all of the conditions to the Closing, other than the conditions set forth in Section 8.1(a) or Section 8.1(b) (to the extent that the Legal Restraint is in respect of a consent, authorization or approval required under Section 8.1(a)), shall have been satisfied or waived or shall be capable of being satisfied on such date, the Outside Date will be automatically extended for six (6) months (and such date as so extended shall be the “First Extended Outside Date”); provided, further, that if on the First Extended Outside Date, the conditions set forth in Section 8.1(a) or Section 8.1(b) (to the extent that the Legal Restraint is in respect of a consent, authorization or approval required under Section 8.1(a)) have not been satisfied, then the Outside Date will be automatically extended for an additional extension period of three (3) months (and such date as so extended shall be the “Second Extended Outside Date”); provided, further, that the right to terminate this Agreement under this clause (i) shall not be available to any party to this Agreement (in the case of Parent, including for this purpose any Subsidiary of Parent) whose failure to perform any covenant or obligation under this Agreement has been the cause of, or has resulted in, the failure of the Closing to occur on or before such date;

(ii)        Parent or any of its Subsidiaries (in the case of a termination by Purchaser) or Purchaser (in the case of a termination by Parent) shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.2(a), Section 8.2(b), Section 8.3(a), or Section 8.3(b), as applicable, and (B) (1) is incapable of being cured prior to the Outside Date or (2) has not been cured prior to the date that is sixty (60) days from the date that the breaching or non-performing party is notified in writing by the other party of such breach or failure to perform; provided, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any party to this Agreement if such party (in the case of Parent, including for this purpose any Subsidiary of Parent) shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement such that the conditions specified in Section 8.2(a) or Section 8.2(b) (in the case of a termination by Parent) or Section 8.3(a) or Section 8.3(b) (in the case of a termination by Purchaser) would not be satisfied; or

(iii)        any Legal Restraint permanently preventing, prohibiting or making illegal the consummation of the Closing shall be in effect and shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 9.1(b)(iii) shall have complied with its obligations under this Agreement, including Section 5.3, with respect to any such Legal Restraint.

(c)        by Parent, if (i) all of the conditions in Section 8.1 and Section 8.2 (other than those conditions that by their nature are to be satisfied at the Closing and that would be satisfied if there were a Closing) have been satisfied or waived, (ii) Parent has notified Purchaser in writing at least five (5) Business Days prior to such termination that Parent is ready, willing and able to consummate the Closing (subject to the satisfaction or waiver of all of the conditions set forth in Section 8.3), and (iii) Purchaser has failed to consummate the Closing by the earlier of (A) five (5) Business Days following the delivery of the confirmation contemplated by clause (ii) and (B) the Outside Date; provided, that notwithstanding anything in this Section 9.1 to the contrary, no party shall be permitted to terminate this Agreement during any such five (5) Business Day period.

Section 9.2        Notice of Termination. In the event of termination of this Agreement by either of Parent and Purchaser pursuant to Section 9.1, written notice of such termination shall be given by the terminating party to the other and such notice shall be effective in accordance with Section 11.7.

Section 9.3        Effect of Termination.

(a)        Except to the extent provided in Section 9.3(b), Section 9.3(c) and Section 9.3(d), in the event of termination of this Agreement by either or both of Parent and Purchaser pursuant to Section 9.1, this Agreement shall terminate and become void and have no effect, and there shall be no Liability on the part of any party to this Agreement, except as set forth in the Confidentiality Agreement, Section 5.2 (Confidentiality), Section 5.6 (Public Announcements), Article XI (General Provisions) (other than and specifically excluding, for the avoidance of doubt, Section 11.12 and Section 11.14) and this Section 9.3; provided, that termination of this Agreement shall not relieve any party hereto from Liability for Fraud or Willful Breach of this Agreement prior to such termination. Nothing herein shall limit or prevent any party from exercising any rights or remedies it may have under Section 11.11. Notwithstanding anything to the contrary in this Agreement and the Confidentiality Agreement (as modified by this Agreement), the provisions of Section 5.2 (Confidentiality), Section 5.6 (Public Announcements) and Article XI (General Provisions) and this Section 9.3 shall survive any termination of this Agreement; provided that the right of any party to this Agreement to seek specific performance to cause the Closing to occur shall terminate upon the valid termination of this Agreement.

(b)        In the event that (i) (a) this Agreement is terminated by either Parent or Purchaser under Section 9.1(b)(i) (Outside Date), (b) at the time of any such termination, all of the conditions in Article VIII have been satisfied or duly waived by the parties entitled to the benefit thereof, except for (A) the conditions in Section 8.1(a) or Section 8.1(b) (but only as such conditions relate to the Competition and Foreign Investment Laws) and (B) any other condition that by its nature is to be satisfied at the Closing (provided, that such condition would be capable of being satisfied if the Closing Date were then to occur), and (c) no breach by Parent of its obligations under Section 5.3 has been a principal cause of the failure of the conditions in Section 8.1(a) or Section 8.1(b) to be satisfied, or (ii) (a) this Agreement is terminated by either Parent or

Purchaser under Section 9.1(b)(iii) (Legal Restraint) (but only if the applicable Legal Restraint resulting in such termination relates to the Competition and Foreign Investment Laws) and (b) no breach by Parent of its obligations under Section 5.3 has been the principal cause of the applicable Legal Restraint then within five (5) Business Days of such termination of this Agreement, Purchaser shall pay Parent a termination fee of $120,000,000 in cash (the “Purchaser Termination Fee”) by wire transfer of immediately available funds to an account designated in writing by Parent.

(c)        Each party acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no party would have entered into this Agreement; accordingly, if Purchaser fails to timely pay Parent the Purchaser Termination Fee due pursuant to Section 9.3(b), and, in order to obtain such payment, Parent commences a suit that results in a judgment against Purchaser for the Purchaser Termination Fee, or any portion thereof, Purchaser shall pay to Parent the costs and expenses (including attorneys’ fees) in connection with Parent’s suit, together with interest thereon at the prime rate as published in The Wall Street Journal (or, if not reported therein, as reported in another authoritative source reasonably selected by Parent) in effect on the date such Purchaser Termination Fee was required to be paid from such date through the date of full payment thereof.

(d)        Each of the parties acknowledges and agrees that the Purchaser Termination Fee is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such Purchaser Termination Fee is due and payable for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary in this Agreement or otherwise, each of the parties expressly acknowledges and agrees that, in the event the Purchaser Termination Fee becomes payable pursuant to Section 9.3(b), Parent’s right to receive payment of the Purchaser Termination Fee (together with any amounts payable pursuant to Section 9.3(c) or the last sentence of Section 5.21(b)) shall be the sole and exclusive remedy of Parent, its Affiliates, and the respective former, current or future officers, directors, managers, employees, shareholders, members, general or limited partners, equityholders, investment bankers, attorneys, accountants, consultants and other authorized agents, advisors or other representatives and any successors or assigns of any of the foregoing against Purchaser, its Affiliates, the Financing Entities and their respective former, current or future officers, directors, managers, employees, shareholders, members, general or limited partners, equityholders, investment bankers, attorneys, accountants, consultants and other authorized agents, advisors or other representatives and any successors or assigns of any of the foregoing for any and all losses, claims, damages, liabilities, costs or expenses (in each case whether at law or in equity, whether in contract, tort, statute or otherwise) actually or allegedly suffered or incurred, in each case in any way directly or indirectly relating to or arising out of or in connection with this Agreement and the transactions contemplated hereby or thereby (or the abandonment or termination hereof or thereof), any breach, default or failure to perform hereunder, the failure of any transactions contemplated hereby to be consummated, or any matter forming the basis for any such termination, whether or not directly or indirectly resulting from or relating to a breach of, default or failure to perform under, this Agreement. Notwithstanding anything to the contrary in this Agreement, in no event shall more than one Purchaser Termination Fee be payable under this Agreement.

Section 9.4        Extension; Waiver. At any time prior to the Closing, either Parent, on the one hand, or Purchaser, on the other hand, may (a) extend the time for performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions of the other contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Article X

INDEMNIFICATION

Section 10.1        Survival of Representations, Warranties, Covenants and Agreements. This Article X and those covenants and agreements set forth in this Agreement that by their terms contemplate performance in whole or in part at or after the Closing shall survive the Closing in accordance with their respective terms (the applicable date on which the covenants or agreements to be performed at or after the Closing expire pursuant to this sentence, each a “Survival Expiration Date”). All representations and warranties, and all other covenants and agreements in this Agreement shall terminate at and not survive the Closing, and there shall be no liability after the Closing in respect thereof, except in the case of Fraud or pursuant to Section 10.2; provided that, for the avoidance of doubt, nothing in this Section 10.1 shall affect or otherwise limit any claim under the R&W Insurance Policy. Without limiting the generality of the foregoing or anything to the contrary in this Agreement, from and after the Closing (other than in the case of Fraud), (i) Purchaser, on behalf of itself, its Affiliates, and its and their respective Representatives, hereby fully, unconditionally and irrevocably waives (and discharges and releases Parent, its Affiliates and its and their respective Representatives, and its and their respective successors and assignees for) and (ii) Parent, on behalf of itself, its Affiliates, and its and their respective Representatives, hereby fully, unconditionally and irrevocably waives (and discharges and releases Purchaser, its Affiliates and its and their respective Representatives, and its and their respective successors and assignees for) any and all claims, demands, torts, liens, suits, Actions, causes of action, debts, damages, obligations, liabilities and rights whatsoever, at law or in equity, whether known or unknown, suspected or unsuspected, now existing or which may hereafter accrue, directly or indirectly, arising out of or related to the transactions contemplated by this Agreement, other than with respect to any covenants or agreements that survive the Closing pursuant to this Section 10.1 and the express rights to indemnification pursuant to Section 10.2 and each of Purchaser and Parent shall not make, and each of Parent and Purchaser shall not permit any of their respective Affiliates to make, any claim or demand, or commence any proceeding asserting any claim or demand, including any claim of contribution or any indemnification, against any of (A) with respect to Purchaser, Parent, its Affiliates and its and their respective Representatives, and its and their respective successors and assignees and (B) with respect to Parent, Purchaser, its Affiliates and its and their respective Representatives, and its and their respective successors and assignees with respect to any Liabilities released pursuant to this Section 10.1. Notwithstanding anything to the contrary in this Section 10.1, the forgoing release shall not apply or otherwise limit any right of any Purchaser Indemnified Party or Parent Indemnified Party to any specific claim for the breach of any covenant or agreement to be performed at or after the Closing in respect of which indemnity may be sought under this Agreement (including in respect of any Dana Liability), and, if applicable, such covenant and agreement shall survive the applicable Survival Expiration Date, if notice of such claim shall have validly delivered to the Party against whom such indemnity may be sought prior to the applicable Survival Expiration Date in accordance with Section 10.4.

Section 10.2        Indemnification by Parent. Effective as of and after the Closing, Parent shall indemnify and hold harmless Purchaser, its Affiliates, its and their respective successors and assigns, and its and their respective directors, officers and employees (collectively, the “Purchaser Indemnified Parties”) from and against any and all Losses actually incurred or suffered by any of the Purchaser Indemnified Parties, in each case, to the extent arising out of or resulting from (i) any breach of any covenant or agreement of any member of Parent Group contained in this Agreement that by its terms contemplate performance in whole or in part at or after the Closing and (ii) any Dana Liability, whether, in each case of clause (i) and (ii), any such Liability arises before or after the Closing, is known or unknown, or contingent or accrued.

Section 10.3        Indemnification by Purchaser. Effective as of and after the Closing, Purchaser shall indemnify and hold harmless Parent, its Affiliates, its and their respective successors and assigns, and its and their respective directors, officers and employees (collectively, the “Parent Indemnified Parties”), from and against any and all Losses actually incurred or suffered by any of the Parent Indemnified Parties, to the extent arising out of or resulting from (i) any breach of any covenant or agreement of Purchaser or (solely with respect to any covenants to be performed entirely after the Closing) any other Transferred Entity contained in this Agreement that by its terms contemplates performance in whole or in part at or after the Closing; and (ii) any Mamba Liability, whether any such Liability arises before or after Closing, is known or unknown, or contingent or accrued.

Section 10.4        Indemnification Procedures.

(a)        A Parent Indemnified Party or Purchaser Indemnified Party, as applicable, that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim or demand asserted, or any other matter or circumstance that arises, that has given or could reasonably be expected to give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”); provided, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article X except if the Indemnifying Party is actually prejudiced by such failure, it being agreed that any such notice will describe in reasonable detail the facts then known with respect to the subject matter of such claim or demand, matter or circumstance and the provisions of this Agreement pursuant to which indemnification may be sought an estimate of the Indemnified Party’s Losses (to the extent then reasonably estimable).

(b)        Upon receipt of a notice of a Third Party Claim for indemnity from an Indemnified Party pursuant to Section 10.2 or Section 10.3, the Indemnifying Party will be entitled, by written notice to the Indemnified Party delivered within sixty (60) days of the receipt of notice of such Third Party Claim, to assume the defense and control of such Third Party Claim (at the sole cost and expense of such Indemnifying Party); provided, that if such Third Party Claim involves a complaint or other claim filed with any court, arbitrator or other tribunal, the Indemnifying Party shall deliver such written notice to the Indemnified Party within ten (10)

Business Days of the receipt of such notice of such Third Party Claim. If the Indemnifying Party does not assume the defense and control of any Third Party Claim pursuant to this Section 10.4(b), the Indemnified Party shall be entitled to assume and control such defense (with all costs and expenses of such defense being Losses indemnifiable by the Indemnifying Party), but the Indemnifying Party may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own cost and expense. If the Indemnifying Party assumes the defense and control of a Third Party Claim, the Indemnifying Party shall (i) be entitled to select counsel, contractors and consultants, (ii) the Indemnifying Party shall keep the Indemnified Party informed with respect to the status and nature of such defense, including by promptly providing copies of all materials received or submitted in connection with such defense and (iii) subject to the entry of a binding settlement, or a non-appealable judgment arising from, any Third Party Claim pursuant to this Section 10.4(b) the Indemnifying Party shall not cease to defend against such Third Party Claim prior to its final conclusion. Notwithstanding anything to the contrary in this Section 10.4(b), if (w) there are legal defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party, (x) in the reasonable opinion of counsel for the Indemnified Party, there exists a material conflict of interests between such Indemnified Party and the Indemnifying Party or (y) a Third Party Claim seeks equitable relief or is a criminal claim, then, in each case, the Indemnifying Party shall not be permitted to assume the defense of such Third Party Claim without the prior written consent of the Indemnified Party. Purchaser or Parent, as the case may be, shall, and shall cause each of their Affiliates and Representatives to, reasonably cooperate with the Indemnifying Party in the defense of any Third Party Claim (at the Indemnifying Party’s sole cost and expense), including by furnishing and preserving books and records, personnel and witnesses, as appropriate for any defense of such Third Party Claim. If the Indemnifying Party has assumed the defense and control of a Third Party Claim, it shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, in its sole discretion and without the consent of any Indemnified Party; provided, that, notwithstanding the foregoing, the Indemnifying Party shall not settle, compromise, discharge or consent to entry of any judgment in respect of any Third Party Claim without the prior written consent of the Indemnified Party unless (and only if): (1) the Indemnifying Party shall pay and be responsible for all amounts in such compromise, discharge, settlement or judgment, and (2) such compromise, discharge, settlement or judgment (I) involves only the payment of money, (II) does not involve any injunctive relief or finding or admission of any violation of Law or admission of any wrongdoing by any Indemnified Party, (III) provides, in customary form, for the unconditional and irrevocable release of each Indemnified Party potentially affected by such Third Party Claim from all Liabilities in connection with such Third Party Claim and (IV) does not encumber any of the assets or businesses of any Indemnified Party or involve any restriction or condition that would apply to or adversely affect any Indemnified Party or any Indemnified Party’s businesses. No Indemnified Party will consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed).

(c)        If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Losses pursuant to Section 10.2 or Section 10.3, and the Indemnified Party has a basis to seek recovery of all or a part of such Losses from a third party (other than another Indemnified Party(ies)) (a “Potential Contributor”) based on facts, events and circumstances giving rise to the right of indemnification, to the extent practicable and permitted by Law, the Indemnified Party shall assign its rights to proceed against the Potential Contributor as necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.

Section 10.5        Exclusive Remedy. Except the matters covered by Section 2.5 through 2.7, Section 5.9, Section 5.10 and except in respect of Fraud or for the parties’ right to seek and obtain any equitable relief pursuant to Section 11.11, the parties acknowledge and agree that, following the Closing, the indemnification provisions of this Article X shall be the sole and exclusive remedies of Parent and Purchaser for any Liabilities or Losses (including any Liabilities or Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each party may at any time suffer or incur, or become subject to, as a result of, or in connection with, the Sale or the other transactions contemplated hereby, including any breach of any representation or warranty in this Agreement by any party, or any failure by any party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement and the Pre-Closing Restructuring Agreements (but excluding, for the avoidance of doubt, the Ancillary Agreements and the Confidentiality Agreement). Without limiting the generality of the foregoing, each party hereto hereby irrevocably waives any right of rescission it may otherwise have or to which it may become entitled.

Section 10.6        Additional Indemnification Provisions.

(a)        With respect to each indemnification obligation contained in this Agreement, all Losses shall be reduced by the amount of any third-party insurance (excluding the R&W Insurance Policy) or any representation and warranty or other indemnity or reimbursement proceeds (in each case, which recovery shall be net of any costs, expenses and Taxes incurred in claiming or receiving such proceeds (“Net Proceeds”)) that have been actually recovered by the Indemnified Party from a third party (other than any other Indemnified Party) in connection with the facts giving rise to the right of indemnification (it being agreed that if such Net Proceeds in respect of such facts are actually recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such Net Proceeds shall be promptly remitted to the Indemnifying Party to the extent such reduction of the Losses would have reduced such indemnification payment by the Indemnifying Party), and the Indemnified Party shall use, and cause its Affiliates to use, reasonable best efforts to seek full recovery under all third-party insurance (excluding under the R&W Insurance Policy) or representation and warranty and other indemnity and reimbursement provisions covering such Losses to the same extent as it would if such Losses were not subject to indemnification hereunder. Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article X, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any third parties (other than another Indemnified Party) with respect to the subject matter underlying such indemnification claim, and, to the extent practicable and permitted by applicable Law, the Indemnified Party shall assign any such rights to the Indemnifying Party; provided that the foregoing shall not delay the obligations of the Indemnifying Party hereunder.

(b)        The amount of any and all Losses indemnifiable pursuant to Section 10.2 or Section 10.3 shall be determined net of an amount equal to any Tax benefit realized or realizable as a reduction in cash Taxes payable by the applicable Indemnified Party (or any of its Affiliates, including, in the case of Purchaser, the Transferred Entities) as a result of the incurrence of such Loss with respect to the taxable period during which such Loss is incurred or the first succeeding taxable period determined (i) after taking into account any Tax detriment arising from indemnification hereunder and (ii) on a “with and without” basis (taking into account Taxes that would have been payable but for the relevant Loss). In any case where an Indemnified Party realizes such Tax benefits or so recovers any amount in respect of a matter for which such Indemnified Party was indemnified pursuant to Section 10.2 or Section 10.3, as applicable, not already taken into account pursuant to this Section 10.6(b), such Indemnified Party shall promptly pay over to the applicable Indemnifying Party the amount so realized or recovered (after deducting therefrom the amount of the expenses incurred by such Indemnified Party in procuring such recovery).

Section 10.7        Limitation of Liability. Notwithstanding anything to the contrary in this Agreement, (a) in no event shall any Indemnifying Party have Liability to any Indemnified Party for, and Losses shall not be deemed to include, (x) any consequential, special, incidental, exemplary, indirect, punitive or similar damages, (y) any loss of future revenue, profits or income, or (z) any diminution in value damages measured as a multiple of earnings, revenue or any other performance metric, except for any such Losses to the extent such Losses (1) are payable to a third party, (2) are reasonably foreseeable or (3) arise out of Fraud of the Indemnified Party, (b) neither the Purchaser Indemnified Parties, on the one hand, nor the Parent Indemnified Parties, on the other hand, shall be entitled to recover more than once in respect of any Loss, (c) no Purchaser Indemnified Parties shall be entitled to be indemnified for any Losses to the extent such Losses are included as a liability in the calculation of Working Capital or Indebtedness in the Final Closing Statement and (d) in no event shall the Purchaser Indemnified Parties be entitled to be indemnified for any Losses (i) relating to Taxes of the Transferred Entities, Business or Mamba Assets or Liabilities for any Post-Closing Period (other than Taxes to the extent expressly set forth in this Agreement as being borne by Parent or its Affiliates), (ii) resulting from any action taken by Purchaser or any of its Affiliates (including the Transferred Entities) on the Closing Date and after the Closing outside of the ordinary course of business and not otherwise contemplated by this Agreement or any Ancillary Agreement, or (iii) relating to the amount, sufficiency or usability in any Post-Closing Period of any net operating loss, capital loss, Tax basis or other Tax asset or other attribute (provided that this clause (iii) shall not limit claims for Losses relating exclusively to the amount of any “Category D attributes” under Treasury Regulations Section 1.1502-36(d)(4)(D) reduced as a result of the failure to make the election contemplated by Section 7.8(d)). Except in the case of Fraud, in no event shall Parent’s aggregate Liability arising out of Section 10.2(i) of this Agreement or Purchaser’s aggregate Liability arising out of Section 10.3 of this Agreement exceed the Closing Purchase Price.

Section 10.8        Mitigation. Each of the parties agrees to use, and to cause its Affiliates to use, its reasonable best efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder to the extent required by Delaware Law.

Section 10.9        No Right of Set-Off. Neither Parent, on the one hand, nor Purchaser, on the other hand, shall have any right to set off any Losses under this Article X against any payments to be made by such party or parties pursuant to this Agreement or any other agreement among the parties, including any Ancillary Agreement.

Article XI

GENERAL PROVISIONS

Section 11.1        Interpretation; Absence of Presumption.

(a)        It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Parent Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material or would reasonably be expected to have a Business Material Adverse Effect or Purchaser Material Adverse Effect, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Parent Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Parent Disclosure Schedule is or is not material or would reasonably be expected to have a Business Material Adverse Effect or Purchaser Material Adverse Effect for the purposes of this Agreement.

(b)        For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) all Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein; (iv) any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement; (v) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (vi) references to “$” shall mean U.S. dollars; (vii) the word “including” and words of similar import when used in this Agreement and the Ancillary Agreements shall mean “including without limitation,” unless otherwise specified; (viii) the word “or” shall not be exclusive; (ix) references to “written” or “in writing” include in electronic form; (x) provisions shall apply, when appropriate, to successive events and transactions; (xi) Parent and Purchaser have each participated in the negotiation and drafting of this Agreement and the Ancillary Agreements and if an ambiguity or question of interpretation should arise, this Agreement and the Ancillary Agreements shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement or the Ancillary Agreements; (xii) references to any statute shall be deemed to refer to such statute as amended through the date of this Agreement and to any rules or regulations promulgated thereunder as amended through the date of this Agreement (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any statute shall be deemed to refer to such statute and any rules or regulations promulgated thereunder as amended through such specific date); (xiii) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof (to the extent so mentioned in the Parent Disclosure Schedule or made available to Purchaser); (xiv) a reference to any Person includes such Person’s successors and permitted assigns; (xv) the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean “if”; (xvi) any reference to “days” shall mean calendar days unless Business Days are expressly specified; (xvii) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (xviii) references from or through any date mean, unless otherwise specified, from and including or through and including, respectively; (xix) amounts used in any calculations for purposes of this Agreement may be either positive or negative, it being understood that the addition of a negative number shall mean the subtraction of the absolute value of such negative number and the subtraction of a negative number shall mean the addition of the absolute value of such negative number; (xx) the phrases “ordinary course” or “ordinary course of business” means “ordinary course of business consistent with past practice”; and (xxi) the phrases “delivered,” “made available,” or “furnished” means that the information referred to has been posted to the Data Room at least one (1) Business Day prior to the date hereof. All calculations related to the Closing Purchase Price (or the components thereof) and the Final Purchase Price (or the components thereof) shall be calculated in U.S. dollars. In the event there is any need to convert U.S. dollars to any other currency, or vice versa, for any purpose under this Agreement or any Ancillary Agreement (unless otherwise expressly set forth in any Ancillary Agreement), the exchange rate shall be the spot rate of exchange applicable to such other currency using the same methodology applicable to the Business Annual Financial Statements.

(c)        Any disclosure in any Section of the Parent Disclosure Schedule, shall be deemed to be disclosed for other Sections of the Parent Disclosure Schedule, to the extent that the relevance of such disclosure to such Sections is reasonably apparent on its face.

Section 11.2        Headings; Definitions. The Section and Article headings contained in this Agreement and the Ancillary Agreements are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement or the Ancillary Agreements.

Section 11.3        Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(a)        This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause, require or result in the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably (i) submits to the personal jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County, in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) waives any objection to the laying of venue of any Action relating to this Agreement or the transactions contemplated hereby in such court, (iv) waives and agrees not to plead or claim in any such court that any Action relating to this Agreement or the transactions contemplated hereby brought in any such court has been brought in an inconvenient forum, and (v) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the Delaware Court of Chancery in and for New Castle

County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such Action, any Delaware State court sitting in New Castle County. Each party agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 11.7.

(b)        EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE ANCILLARY AGREEMENTS, THE CONFIDENTIALITY AGREEMENT OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION HEREOF OR THEREOF OR THE SALE OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN, WHETHER SUCH CLAIMS ARE BASED IN TORT, CONTRACT OR OTHERWISE. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY ANCILLARY AGREEMENTS, THE CONFIDENTIALITY AGREEMENT OR RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 11.3. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 11.3 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 11.4        Entire Agreement. This Agreement, the Ancillary Agreements, the Exhibits and Schedules hereto and thereto and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede any prior discussion, correspondence, negotiation, proposed term sheet, letter of intent, agreement, understanding or arrangement, whether oral or in writing.

Section 11.5        No Third Party Beneficiaries. Except for the Purchaser Indemnified Parties and the Parent Indemnified Parties pursuant to Article X, the current and former directors and officers of the Transferred Entities indemnified pursuant to Section 5.10(a), the Financing Parties pursuant to Section 11.17 and as set forth in Section 11.12, in each case which are intended to benefit, and to be enforceable by, the Persons specified therein, this Agreement is not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

Section 11.6        Expenses. Except as otherwise set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses; provided, that Purchaser shall bear fifty percent (50%) of all of the Competition and Foreign Investment Expenses.

Section 11.7        Notices. All notices and other communications to be given to any party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or three (3) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or by electronic mail (“e-mail”) transmission (so long as a receipt of such e-mail is requested and received), and shall be directed to the address set forth below (or at such other address as such party shall designate by like notice):

(a)	If to Parent:

Dana Incorporated 3939 Technology Drive Maumee, OH 43537
	Attention:	Douglas H. Liedberg
	E-mail:	[***]

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019
Attention:	Andrew D. Krause; Kyle T. Seifried; Scott A. Barshay
E-mail:	akrause@paulweiss.com; kseifried@paulweiss.com; sbarshay@paulweiss.com

(b)	If to Purchaser:

Allison Transmission Holdings, Inc. C/o Allison Transmission, Inc. One Allison Way Indianapolis, IN 46222-3271
	Attention:	Eric Scroggins
	E-mail:	[***]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP 555 Eleventh Street, NW, Suite 1000 Washington, D.C., 20004
Attention:	Paul Sheridan; Daniel Breslin
E-mail:	paul.sheridan@lw.com; daniel.breslin@lw.com

Section 11.8        Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and assigns; provided, that no party to this Agreement may directly or indirectly assign (whether by operation of Law or otherwise) any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of each other party to this Agreement; provided, further, that without the consent of Parent, Purchaser may assign all or a portion of its rights or delegate all or a portion of its obligations under this Agreement to (i) any Affiliate or (ii) its debt financing sources as collateral security for its obligations in connection with any of its secured debt financing arrangements (provided that no such assignment shall relieve Purchaser of any of its liabilities or obligations hereunder).

Section 11.9        Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought. Any party to this Agreement may, only by an instrument in writing, waive compliance by the other party to this Agreement with any term or provision of this Agreement on the part of such other party to this Agreement to be performed or complied with. The waiver by any party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 11.10    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.11    Specific Performance.

(a)        The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction. If, prior to the Outside Date, any party brings any Action in accordance with Section 11.3 to enforce specifically the performance of the terms and provisions hereof by any other party, the Outside Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) such other time period established by the court presiding over such action.

(b)        The election to pursue an injunction, specific performance or other equitable relief shall not restrict, impair or otherwise limit Parent, on the one hand, or Purchaser, on the other hand, from, in the alternative, seeking to terminate the Agreement and pursuing any other remedy available at law or equity.

Section 11.12    Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.

(a)        Purchaser waives and will not assert, and agrees to cause its Subsidiaries, including the Transferred Entities, to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Parent, any of its Affiliates or any shareholder, officer, employee or director of Parent or any of its Affiliates (any such Person, a “Designated Person”) in any matter involving this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, by any legal counsel currently representing Parent or any of its Affiliates in connection with this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, including Paul, Weiss, Rifkind, Wharton & Garrison LLP (the “Current Representation”).

(b)        Purchaser waives and will not assert, and agrees to cause its Subsidiaries, including the Transferred Entities, to waive and not to assert, any attorney-client or other applicable legal privilege or protection with respect to any attorney-client privileged communication between any legal counsel and any Designated Person occurring during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Purchaser or its Subsidiaries, and following the Closing, with any Transferred Entity (including in respect of any claim for indemnification by Purchaser), it being the intention of the parties hereto that all such rights to such attorney-client and other applicable legal privilege or protection and to control such attorney-client and other applicable legal privilege or protection shall be retained by Parent and that Parent, and not Purchaser, its Subsidiaries or the Transferred Entities, shall have the sole right to decide whether or not to waive any attorney-client or other applicable legal privilege or protection. Accordingly, from and after the Closing, none of Purchaser, its Subsidiaries or the Transferred Entities shall have any access to any such communications or to the files of the Current Representation, all of which shall be and remain the property of Parent and not of Purchaser, its Subsidiaries or the Transferred Entities, or to internal counsel relating to such engagement, and none of Purchaser, its Subsidiaries, the Transferred Entities or any Person acting or purporting to act on their behalf shall seek to obtain the same by any process on the grounds that the privilege and protection attaching to such communications and files belongs to Parent. Paul, Weiss, Rifkind, Wharton & Garrison LLP shall be a third party beneficiary for purposes of this Section 11.12.

Section 11.13    No Admission. Nothing herein shall be deemed an admission by Purchaser, Parent or any of their respective Affiliates, in any Action or proceeding by or on behalf of a third party, that Purchaser, Parent or any of their respective Affiliates, or that such third party or any of its Affiliates, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract.

Section 11.14    Release.

(a)        Effective as of the Closing, Purchaser, on behalf of itself and each of its Affiliates (including the Transferred Entities), and each of their respective successors and assigns, hereby irrevocably, unconditionally and completely waives and releases and forever discharges Parent and its Representatives and equityholders and their respective successors and assigns (such released Persons, the “Parent Releasees”), in each case from all demands, proceedings, causes of action, suits, accounts, covenants, Contracts, Losses and Liabilities whatsoever of every name and nature, both in law and in equity, arising out of or related to events, circumstances or actions taken by the Parent Releasees (including the Transferred Entities), in each case, prior to the Closing. Purchaser shall not make, and Purchaser shall not permit any of its Affiliates to make, any claim or demand, or commence any proceeding asserting any claim or demand, including any claim of contribution or any indemnification, against any of the Parent Releasees with respect to any Liabilities released pursuant to this Section 11.14.

(b)        Effective as of the Closing, Parent, on behalf of itself and each of its Affiliates (other than the Transferred Entities), and each of their respective successors and assigns, hereby irrevocably, unconditionally and completely waives and releases and forever discharges Purchaser, the Transferred Entities, their respective equityholders and Representatives and their respective successors and assigns (such released Persons, the “Purchaser Releasees”), in each case from all demands, proceedings, causes of action, suits, accounts, covenants, Contracts, Losses and Liabilities whatsoever of every name and nature, both in law and in equity, arising out of or related to events, circumstances or actions taken by the Purchaser Releasees, in each case, prior to the Closing. Parent shall not make, and Parent shall not permit any of its Affiliates to make, any claim or demand, or commence any proceeding asserting any claim or demand, including any claim of contribution or any indemnification, against any of the Purchaser Releasees with respect to any Liabilities released pursuant to this Section 11.14(b).

(c)        Notwithstanding the foregoing or Section 10.1, neither this Section 11.14(a) nor Section 10.1 shall constitute a release from, waiver of, or otherwise affect (i) any rights of Purchaser, Parent or any of their respective Affiliates under this Agreement or any Ancillary Agreement or any Liability or Contract expressly contemplated by this Agreement or any Ancillary Agreement or any other agreement to be in effect between Parent and Purchaser (or their respective Affiliates) after the Closing, or any enforcement thereof, (ii) claims against Purchaser or Parent for fraud, (iii) any right of any Purchaser Indemnified Party or Parent Indemnified Party under Article X or (iv) any commercial or trade agreements or arrangements in effect between Parent or its Affiliates (other than the Transferred Entities), on the one hand, and Purchaser or its Affiliates (including the Transferred Entities), on the other hand.

Section 11.15    Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic method shall be as effective as delivery of a manually executed counterpart of this Agreement.

Section 11.16    Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party or, with respect to the Purchaser, or its applicable Affiliate, set forth in the Confidentiality Agreement. Without limiting the obligations of Purchaser, or its applicable Affiliate, pursuant to the Confidentiality Agreement, except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing, in each case of the Persons described in the foregoing clauses (a) and (b), shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Purchaser or Parent under this Agreement (whether for indemnification or otherwise) of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

Section 11.17    Financing Provisions. Notwithstanding anything to the contrary in this Agreement, each Party and each of its controlled Affiliates hereby: (a) agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, relating to, arising out of or resulting from this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court, (b) agrees that any such proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Commitment Letter or other applicable definitive document relating to the Debt Financing, (c) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Parties in any way relating to, arising out of or resulting from this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon the Parent or its controlled Affiliates in any such proceeding shall be effective if notice is given in accordance with Section 11.7, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against the Financing Parties in any way relating to, arising out of or resulting from this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Financing Parties will have any liability to the Parent, its Affiliates, or any of its Representatives (in each case, other than Purchaser and its Subsidiaries) relating to, arising out of or resulting from this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, and neither Parent nor any of its Affiliates (other than Purchaser and its Subsidiaries) will seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Financing Party, and (h) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 11.17, and that such provisions (and the defined terms therein and any provision hereof to the extent an amendment, modification or supplement of such provisions would modify the substance of any of the foregoing sections to the extent relating to the Financing Parties) shall not be amended in any way materially adverse to the Financing Parties without the prior written consent of the Financing Parties. Notwithstanding anything contained herein to the contrary, (x) nothing in this Section 11.17 shall in any way affect any party’s or any of their respective Affiliates’ rights and remedies under any binding agreement to which a Financing Entity is a party, including the Debt Commitment Letter and (y) all references to Financing Entities in this Section 11.17 shall be deemed to refer to the Financing Entities (in their capacities as such).

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IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

PARENT: DANA INCORPORATED

By:	/s/ Timothy R. Kraus
	Name:	Timothy R. Kraus
	Title:	Senior Vice President and Chief Financial Officer

PURCHASER: ALLISON TRANSMISSION HOLDINGS, INC.

By:	/s/ David S. Graziosi
	Name:	David S. Graziosi
	Title:	Chief Executive Officer

[Signature Page to Stock Purchase Agreement]